Exhibit 99

                                           Approved by
                                           Board of Directors, OJSC Rostelecom
                                           Minutes No.1, dated February 11, 2004

                                           Chairman of the Board of Directors
                                           V.N. Yashin
                                                      -------------------------
                                                             (Signature)
                                                               (Seal)

                                QUARTERLY REPORT

                            Open Joint Stock Company
               Long-Distance and International Telecommunications
                                   Rostelecom

----------------------- ------- ---- ----- ----- ----- ----- ----- ----
     Issuer Code:                 0    0     1     2     4     -     A
----------------------- ------- ---- ----- ----- ----- ----- ----- ----

                                4th Quarter, 2003

Issuer's Legal Address: 5 Delegatskaya St., Moscow, 127091
Issuer's Postal Address: 14, 1st Tverskaya-Yamskaya St., Moscow, 125047

Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation

-------------------------------------------------------------------------------
General Director,                                             D.Y. Yerokhin
                                   ----------------        -------------------
OJSC Rostelecom                       (signature)          (Name and initials)
Date: February 10, 2004
-------------------------------------------------------------------------------
Chief Accountant,                                              A.A. Lutsky
                                   ----------------        -------------------
OJSC Rostelecom                       (signature)          (Name and initials)
Date: February 09, 2004                 (Seal)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Contact person: Elvira R. Nizamova, Chief Expert, Securities Department
Phone: (095) 973-9921
Facsimile: (095) 787-2850
E-mail: oracb@hq.rt.ru
Web-site http://www.rt.ru provides information contained herein
         ----------------
-------------------------------------------------------------------------------

Introduction

I.   Members Of The Issuer's Management Bodies, Its Bank Accounts,
     Auditors, Appraiser, And Financial Consultant and Other
     Signatories To This Quarterly Report......................................7

     1.1  Members Of The Issuer's Management Bodies............................7

     1.2  The Issuer's Bank Accounts...........................................7

     1.3  The Issuer's Auditor(s)..............................................7

     1.4  The Issuer's Appraiser...............................................8

     1.5  The Issuer's Consultants.............................................8

     1.6  Other Signatories To This Quarterly Report...........................8

II.  The Issuer's Financial And Economic Status................................9

     2.1  The Issuer's Financial And Economic Indicators.......................9

     2.2  The Issuer's Market Capitalization...................................9

     2.3  The Issuer's Liabilities.............................................9

          2.3.1 Accounts Payable...............................................9

          2.3.2 The Issuer's Credit History....................................9

          2.3.3 The Issuer's Liabilities Resulting from Security Issued to Third Parties..............................................10

          2.3.4 Other Liabilities of the Issuer...............................10

     2.4  The  Purposes and Use of Proceeds from the Issuance of Issue
          Securities..........................................................10

     2.5  Risks In Connection With The Purchase Of Placed Issue
          Securities And Securities That Are Being Placed.....................11

          2.5.1 Industry Risks................................................11

          2.5.2 Country And Regional Risks....................................13

          2.5.3 Financial Risks...............................................13

          2.5.4 Legal Risks...................................................14

          2.5.5 Risks Related To The Issuer's Operations......................16

III. Detailed Information On The Issuer.......................................17

     3.1  The Issuer's Establishment and Development..........................17

          3.1.1 The Issuer's Corporate Name...................................17

          3.1.2 State Registration of the Issuer..............................18

          3.1.3 Issuer's Establishment and Development........................18

          3.1.4 Contact Information...........................................32

          3.1.5 Taxpayers's Identification Number (TIN).......................32

          3.1.6 Issuer's Branches and Representative Offices..................32

     3.2  Issuer's Principal Operations.......................................34

          3.2.1 Issuer's Field of Business....................................34

          3.2.2 Issuer's Principal Operations.................................34

          3.2.3 Principal Products (Works, Services)..........................35

          3.2.4 Issuer's Suppliers Accounting For 10% Or More Of
                Total Supplies To The Issuer, With Percentages Of
                The Total Supplies Specified..................................38

          3.2.5 Target Markets For The Issuer's Products (Works,
                Services).....................................................38

          3.2.6 Working Capital And Inventory Management Practices............39

          3.2.7 Raw materials.................................................39

          3.2.8 Principal Competitors.........................................39

          3.2.9 Licenses Held By The Issuer...................................43

          3.2.10 Issuer's Joint Operations....................................45

          3.2.11  Additional Requirements To Issuers That Are
                  Joint-Stock Investment Funds Or Insurance
                  Organizations...............................................45

          3.2.12 Additional RequirementsToIssuersThatAre Mineral
                 Production Entities..........................................45

          3.2.13  Additional  Requirements  To  Issuers  That Are  Providers  Of
                  Telecommunications Services.................................45

     3.3  N/A.................................................................51

     3.4  The Issuer's Future Plans...........................................51

     3.5  The Issuer's Participation in Industrial, Banking and
          Financial Groups, Holding Companies, Concerns and
          Associations........................................................53

     3.6  The Issuer's Subsidiaries And Dependent Companies...................54

     3.7  The Issuer's Fixed Assets:  Composition, Structure, Value,
          Planned Purchases, Replacement, Retirement and Any
          Encumbrances........................................................66

          3.7.1 Fixed Assets..................................................66

          3.7.2 The Value of Issuer's Real Property Assets....................66

IV. The Issuer's Financial And Business Operations............................67

     4.1  The Issuer's Financial And Business Results.........................67

          4.1.1 Profit And Losses.............................................67

          4.1.2 Factors That Influenced  Changes in the Amount of
                Proceeds From the Sale of Products, Work and Services
                by the Issuer and Income (Losses) From its Principal
                Operations....................................................68

     4.2  The Issuer's Liquidity..............................................68

     4.3  The Issuer's Capital And Current Assets Size, Structure, And
          Adequacy............................................................69

          4.3.1 The Issuer's Capital And Current Assets Size And Structure....69

          4.3.2 The Issuer's Capital And Current Assets Adequacy..............70

          4.3.3 Cash Assets...................................................70

          4.3.4 The Issuer's Financial Investments............................70

          4.3.5 The issuer's Intangible Assets................................71

     4.4  The Issuer's R&D, Licenses And Patents, New Development
          And Research Project Policies And Expenditures......................71

     4.5  Trends In Field of the Issuer's of Principal Operations.............71

V.   Members Of The Issuer's Management Bodies, Its Financial And
     Business Operations Auditing Bodies, And Brief Information About
     The  Issuer's Employees..................................................75

     5.1  The Organization And Authority Of The Issuer's Management Bodies....75

     5.2  Members Of The Issuer's Management Bodies...........................84

     5.3  Amount of Remuneration, Benefits and/or Cost Reimbursement
          Amounts for Each Management Body of the Issuer......................90

     5.4  Organization and Authority of the Auditing Bodies of the
          Issuer's Financial and Business Operations..........................91

     5.5  Members of the Bodies Auditing the Issuer's Financial and
          Business Operations.................................................92

     5.6  Amount of Remuneration, Benefits and/or cost Reimbursement
          Amounts of the Auditing Bodies of the Issuer's Financial and
          Business Operations.................................................93

     5.7  Number of Issuer's Employees, Employee Education and Category
          Summary Data, and Headcount Changes.................................94

     5.8  The Issuer's Obligations to Employees with Respect to Their
          Potential Participation in the Issuer's Charter (Share)
          Capital (Equity Fund)...............................................94

VI.  The Issuer's Participants (Shareholders) And Interested-Party
     Transactions.............................................................94

6.1  The Total Number of the Issuer's Shareholders (Participants).............94

6.2  The Issuer's Participants (Shareholders) Owning At Least 5% Of
     Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its
     Ordinary Shares, And The Participants (Shareholders) Of Those
     Entities Owning At Least 20% Of Their Charter (Share) Capital
     (Equity Fund) Or At Least 20% Of Their Ordinary Shares...................95

6.3  Portions Of The Issuer's Charter (Share) Capital (Equity Fund)
     Owned By The State Or A Municipal Entity Or The Existence Of
     Special Rights (The Golden Share)........................................95

6.4  Restrictions Concerning Participation In The Issuer's Charter
     (Share) Capital (Equity Fund)............................................95

6.5  Changes In The Composition And Participation Interests Of The
     Issuer's Shareholders (Participants) Holding At Least 5% Of Its
     Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its
     Ordinary Shares..........................................................96

6.6  Interested Party Transactions Entered into by the Issuer.................98

6.7  Accounts Receivable......................................................99

VII. The Issuer's Accounting Statements And Other Financial
     Information.............................................................100

     7.1  The Issuer's Annual Accounting Statements..........................100

     7.2  The Issuer's Quarterly Accounting Statements for the
          Latest Complete Reporting Quarter..................................100

     7.3  The Issuer's Consolidated Accounting Statements for the
          Past Three Complete Financial Years or for Each Complete
          Financial Year.....................................................100

     7.4  Total Exports and Exports as a Percentage of Total Sales...........100

     7.5  Material Changes in the Issuer's Assets Since the Ending
          Date of the Latest Complete Financial Year.........................100

     7.6  The Issuer's Involvement in Judicial Proceedings That May
          Significantly Affect Its Financial and Business Operations.........101

VIII.Additional Information About The Issuer And Placement Of Its
     Issued Securities.......................................................103

     8.1  Additional Information About the Issuer............................103

          8.1.1 The Issuer's Charter (Share) Capital (Equity Fund)
                Size and Structure...........................................103

          8.1.2 Changes in the Size of the Issuer's Charter (Share)
                Capital (Equity Fund)........................................103

          8.1.3 Formation and Uses of the Issuer's Reserve Fund and
                Other Funds..................................................103

          8.1.4 The Procedure For Convening Meetings Of The Issuer's
                Top Management Body..........................................103

          8.1.5 Business Entities In Which The Issuer Owns At Least
                5% Of Their Charter (Share) Capital (Equity Fund) Or
                At Least 5% Of Their Ordinary Shares.........................106

          8.1.6 Material Transactions Effected By The Issuer.................106

          8.1.7 The Issuer's Credit Ratings..................................106

     8.2  The Issuer's Shares By Category (Class)............................108

     8.3  Prior Issues of the Issuer's Securities Other Than its Shares......112

          8.3.1 Issues of Which All Securities Have Been Redeemed
                (Cancelled)..................................................112

          8.3.2 Issues of Securities Currently in Circulation................112

          8.3.3 Issues of Securities under Which the Issuer's
                Obligations Have Not Been Fulfilled (Default)................112

     8.4  Entity (Entities) that Have Provided Security for Bonds Issued.....112

     8.5  Issued Bond Obligation Security Terms..............................112

     8.6  Organizations that Register the Rights to Securities Issued by the Issuer......................................................112

     8.7  Laws Governing Capital Imports and Exports that May Affect
          Payment of Dividends, Interest, and Other Amounts Payable to
          Nonresidents.......................................................112

     8.8  Taxation of Income Generated by Securities Placed or Being
          Placed by the Issuer...............................................112

     8.9  Dividends Declared (Accrued) and Paid on the Issuer's Shares,
          and Yields the Issuer's Bonds......................................114

     8.10 Other Information..................................................115

ANNEX 1.  The Company's Quarterly Accounting Statements for the Third
          Quarter, Prepared in Accordance with Russian Federation
          Legislation........................................................116

ANNEX 2.  Information on the Bank Accounts of OJSC Rostelecom................123

ANNEX 3.  Commercial Entities in Which OJSC Rostelecom Holds at Least
          5% of their Charter Capital or at Least 5% of their Ordinary
          Shares.............................................................135

Introduction

     Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (hereinafter, "Rostelecom" or the "Company") is a legal entity organized under the laws of the Russian Federation on September 23, 1993.

     The Company's permanent executive body (the Management Board) is located at: 5 Delegatskaya St., Moscow 127091, phone number +7 (095) 972-8283, facsimile number +7 (095) 787-2850, e-mail: info@rostelecom.ru, web site:
http://www.rt.ru/en.

     Rostelecom's charter capital currently equals 2,428,819.4725 rubles and consists of 728,696,320 ordinary shares (registration number 1-01-00124-A on Sep. 09, 2003) and 242,831,469 Class A preferred shares (registration number 2-01-00124-A on Sep. 09, 2003); par value: 0.0025 rubles a share.

     This quarterly report contains estimates and projections by the Company's authorized management bodies about future events and/or actions, an outlook for the development of the Company's principal activity sector, the Company's performance, including its plans, and the likelihood of certain events or actions.

     Investors should not fully rely on the Company management's evaluations and projections, because the Company's future actual performance results may differ from forecasts due to a number of reasons. Purchasing Company securities involves risks described in this quarterly report.

   I. Members Of The Issuer's Management Bodies, Its Bank Accounts, Auditors,
                  Appraiser, And Financial Consultant and Other
                      Signatories To This Quarterly Report

1.1. Members Of The Issuer's Management Bodies

     The Company's Directors:

-------------------- ------------------------------------------ ------------
     Full Name                       Position                     Year of
                                                                   birth
-------------------- ------------------------------------------ ------------
Valery Nikolaevich   General Director, OJSC Svyazinvest,           1941
Yashin               Chairman of the Board of Directors
-------------------- ------------------------------------------ ------------
Sergei Ivanovich     General Director, OJSC Rostelecom             1953
Kuznetsov
-------------------- ------------------------------------------ ------------
Stanislav            Executive Director and Director of            1946
Petrosovich          Department for Marketing and Tariff
Avdiyants            Policies, OJSC Svyazinvest
-------------------- ------------------------------------------ ------------
Vadim Yevgenievich   Deputy General Director, OJSC Svyazinvest     1958
Belov
-------------------- ------------------------------------------ ------------
Nikolai Pavlovich    Regional Director of OJSC                     1948
Yemelianov           Novgorodtelecom Branch, North-Western
                     Telecom
-------------------- ------------------------------------------ ------------
Alexander            Member of the Board of Directors, OJSC        1964
Vladimirovich        Rostelecom
Lopatin
-------------------- ------------------------------------------ ------------
Stanislav            Deputy General Director, OJSC Svyazinvest     1945
Nikolaevich
Panchenko
-------------------- ------------------------------------------ ------------
Victor Abramovich    President, OJSC Rossiyskaya                   1938
Polishchuk           Telekommunikatsionnaya Set
-------------------- ------------------------------------------ ------------
Irina Mikhailovna    Director of Department for Corporate          1950
Ragozina             Governance, OJSC Svyazinvest
-------------------- ------------------------------------------ ------------
Mikhail              General Director, LLC Metropol                1965
Viktorovich
Slipenchuk
-------------------- ------------------------------------------ ------------
Yevgeny              Deputy General Director, OJSC Svyazinvest     1968
Valerievich
Yurchenko
-------------------- ------------------------------------------ ------------

The Company's Sole Executive Body:

--------------------- ----------------------------------------- ------------
     Full Name                        Position                    Year of
                                                                   birth
--------------------- ----------------------------------------- ------------
Dmitry Yevgenievich   General Director, OJSC Rostelecom            1950
Yerokhin
--------------------- ----------------------------------------- ------------

Members of the Company's Collegiate Management Body (Management Board):

-------------------- ------------------------------------------ ------------
     Full Name                       Position                     Year of
                                                                   birth
-------------------- ------------------------------------------ ------------
Sergei Lvovich       Deputy General Director - Administrative      1953
Akopov               Director, OJSC Rostelecom
-------------------- ------------------------------------------ ------------
Vladimir Ivanovich   Deputy General Director - Finance             1975
Androsik             Director, OJSC Rostelecom
-------------------- ------------------------------------------ ------------
Dmitry               Deputy General Director - Project             1971
Mikhailovich         Management Director, OJSC Rostelecom
Gurevich
-------------------- ------------------------------------------ ------------
Vadim Yurievich      Deputy General Director - IT Director,        1968
Izotov               OJSC Rostelecom
-------------------- ------------------------------------------ ------------
Igor Alekseevich     First Deputy General Director of OJSC         1964
Kalugin              Rostelecom - Director of MMT Branch of
                     OJSC Rostelecom
-------------------- ------------------------------------------ ------------
Alexander            Member of the Board of Directors, OJSC        1964
Vladimirovich        Rostelecom
Lopatin
-------------------- ------------------------------------------ ------------
Alexander            Chief Accountant, OJSC Rostelecom             1972
Aleksandrovich
Lutsky
-------------------- ------------------------------------------ ------------
Vladimir             Deputy General Director, OJSC Rostelecom
Konstantinovich                                                    1956
Mironov
-------------------- ------------------------------------------ ------------
Galina Vasilievna    Deputy General Director - HR Director,        1967
Rysakova             OJSC Rostelecom
-------------------- ------------------------------------------ ------------
Dmitry               Deputy General Director for Legal
Vyacheslavovich      Matters, OJSC Rostelecom                      1973
Sigalov
-------------------- ------------------------------------------ ------------
Gulnara              Deputy General Director - Commercial
Shamilievna          Director, OJSC Rostelecom                     1970
Khasyanova
-------------------- ------------------------------------------ ------------
Vladimir             Deputy General Director - Technical           1958
Vladimirovich        Director, OJSC Rostelecom
Terekhov
-------------------- ------------------------------------------ ------------

1.2  The Issuer's Bank Accounts

     Information about the Company's bank accounts is contained in Annex 1 hereto.

1.3  The Issuer's Auditor(s)

     Rostelecom's accounting practices and financial (accounting) reports are audited by Closed Joint Stock Company Ernst & Young Vneshaudit.

     Address: 77/1 Sadovnicheskaya naberezhnaya, Moscow 115035; phone: (095) 705-9700, fax: (095) 755-9701, e-mail: moscow@ru.eyi.com.

     It holds License for the Performing of Auditing Activities No. A003246, issued by the Russian Federation Ministry of Finance on January 17, 2003, valid for five years.

     CJSC Ernst & Young Vneshaudit performs independent audits of the Company's accounting practices and financial (accounting) reports since the 2002 financial year up to the present.

     No factors affecting the auditor's independence have been detected.

     The Company prepares financial reports in according with the International Financial Reporting Standards (IAS), so no consolidated accounts are prepared in accordance with the Russian Accounting Standards (RAS).

     In accordance with its Charter, every year the Company retains an auditor that is not linked by property interests with the Company or its shareholders. The Company's Auditor is approved by the general meeting of shareholders. The amount of Auditor's fees is set by the Board of Directors as a fixed amount taking into account hourly rates of auditors and factual time elapsed for audit. The Company's auditor for the 2003 financial year was selected on a no-bidding basis.

     The factors hindered the auditor's independence do not exist.

     The Company does not lend any amounts to its auditor. Auditor does not have any stake in the Company's share capital. Material factors connecting the auditor and/or its officers to the Company do not exist. Any business activities between the Company and the auditor apart from audit services do not exist. Company's officers are not the Auditor's officers.

     No special auditing assignments were performed from 2002 up to the present. There are no deferred or overdue payments for the auditor's services.

1.4  The Issuer's Appraiser

     No appraisers were retained by the Company during the reporting period.

1.5  The Issuer's Consultants

     No financial consultants on securities market were retained by the Company to advise it on securities issuance matters.

1.6  Other Signatories To This Quarterly Report

     N/A.

                 II. The Issuer's Financial And Economic Status

2.1 The Issuer's Financial And Economic Indicators (in accordance to Russian Accounting Standards)

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

2.2  The Issuer's Market Capitalization

     The weighted average prices to the Company's shares during the past five years:

Ordinary shares:                          Preferred shares:
1998 - 0.84 U.S. dollars                  1998 - 0.34 U.S. dollars
1999 - 1.62 U.S. dollars                  1999 - 0.51 U.S. dollars
2000 - 1.07 U.S. dollars                  2000 - 0.36 U.S. dollars
2001 - 0.88 U.S. dollars                  2001 - 0.43 U.S. dollars
2002 - 1,24 U.S. dollars                  2002 - 0.78 U.S. dollars
2003 (4th quarter) - 2.03 U.S. dollars    2003 (4th quarter) - 1.34 U.S. dollars

     Since the Company's shares are listed in the Russian Trading System as Level I securities, the Company's market capitalization is calculated by multiplying the number of shares of the relevant category by the weighted average price of a share of this category based on the ten largest transactions performed through the Russian Trading System during the month immediately preceding the last month of the reporting quarter or during the last month of each fiscal year, for which the Issuer's market capitalization is reported.

     Thus, the Company's market capitalization during the past five years is as follows:

         1998 - 666,211,812 U.S. dollars
         1999 - 1.301,661,065 U.S. dollars
         2000 - 865,061,028 U.S. dollars
         2001 - 742,787,712 U.S. dollars
         2002 - 1,092.047,502 U.S. dollars
         2003 (4th quarter) - 1,802,978,074 U.S. dollars

2.3  The Issuer's Liabilities (according to Russian Accounting Standards)

2.3.1     Accounts Payable

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

2.3.2     The Issuer's Credit History

     The Company's liabilities existed as of December 31, 2003, and exceeded 10% of total assets of the Company are provided below:

------------------------------------------------------------------------------
LiabilitieCreditor   The amount  Repayment date  Interest  Repayment date
          (lender)   of                          rate
                     principal
                                 ----------------          -------------------
                                 scheduled/actual           scheduled/actual
------------------------------------------------------------------------------
Loan      CJSC       1,909.88      15.11.05        0 %       15.11.05
          RTC-       million
          Leasing    rubles
------------------------------------------------------------------------------
Loan     Sumitomo    41.4          15.07.05       LIBOR+     15.07.05
         Corporation million                      3.2%
                     U.S.
                     dollars
------------------------------------------------------------------------------
Promissory CJSC      98.6          30.06.06       5.94%      30.06.06
notes     Alfa-Bank  million
                     U.S.
                     dollars
------------------------------------------------------------------------------

2.3.3     The Issuer's Liabilities Resulting from Security Issued to Third
          Parties

     As of December 31, 2003 the Company did not have any of such liabilities.

2.3.4     Other Liabilities of the Issuer

     As of December 31, 2003, the Company did not have any material agreements or other liabilities not shown in the accounts.

2.4       The Purposes and Use of Proceeds from the Issuance of Issue Securities

     Joint-Stock Company Rostelecom was established on September 23, 1993 through option 1 privatization of the State-Owned Communication Enterprise, which was reorganized as a long-distance and international telecommunications Open Joint Stock Company Rostelecom by Order No. 1507-r issued by the Russian Federation State Committee for State Property Management on August 27, 1993.

     In accordance with the Russian Federation Government Resolution No. 547 dated August 4, 1992, the Moscow City Government's Department of Finance (as per Letter No. 06-22/1947 dated November 15, 1993) performed state registration of the issue of shares of Open Joint Stock Company Rostelecom for the total amount of 2,334,376,000 rubles, including 1,703,775 ordinary shares worth 1,703,775,000 rubles and 630,601 preferred shares worth 630,601,000 rubles; state registration code: No. 73-1"P"-1947 dated November 10, 1993 (each ordinary and preferred share had a par value of 1,000 rubles).

     As per a decision of the Russian Federation Federal Commission for the Securities Market (Commission meeting minutes No. 39 dated August 9, 1999), the results of the issue of ordinary registered paperless shares (including Class B preferred shares) and Class A preferred registered paperless shares of the Open Joint Stock Company Rostelecom were registered (Issue State Registration Number:
73-1P-1947 dated November 10, 1993).

     Proceeds from the placement of shares were in the form of property and fixed assets of State Enterprise Rostelecom, as well as in monetary funds allocated to replenish the Company's working capital.

     In June 1999, the general meetings of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) adopted a decision to reorganize the companies by way of acceding of MMT to OJSC Rostelecom. Following the completion of the acceding procedure, a new version of the Company's Charter was adopted on August 28, 2000, which reflected all the changes involved in the reorganization and Company's legal succession with respect to all the rights and obligations of taken over OJSC MMT.

     To accommodate the reorganization, the decision was adopted to issue OJSC Rostelecom shares, which was approved by OJSC Rostelecom's Board of Directors on July 7, 1999 (Board Meeting Minutes No. 2), based on the decision adopted by the General Meeting of the Company's Shareholders of June 26, 1999 (Meeting Minutes No. 1 dated July 1, 1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. Additional ordinary shares of the Company were placed by way of converting the OJSC MMT's ordinary shares into ordinary shares of the Company. Additional preferred shares of the Company were placed by way of converting the OJSC MMT's preferred shares into preferred shares of the Company.

     Following the completion of the additional share issuance procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16, 1999) and Class A preferred registered shares of Rostelecom (registration number: 2-02-00124-A of August 16, 1999).

     On September 9, 2003, under Russian Federation Federal Commission for the Securities Market Order No. 03-1915/o, Rostelecom shares were consolidated as follows:

- the state registration numbers previously assigned to the issues of OJSC Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number 1-01-00124-A of September 9, 2003;

- the state registration numbers previously assigned to the issues Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

2.5 Risks In Connection With The Purchase Of Placed Issue Securities And Securities That Are Being Placed

2.5.1     Industry Risks

     There is a possibility that the Company may be unable to maintain its dominant position in Russia's telecommunications market due to the liberalization of telecommunications market, the increasingly tough competition and rapid changes in technology. Apart from the Company, there are several other operators in Russia that have primary network facilities of their own.

     Alternative operators, such as Sonera Rus, Rascom, and TransTelecom use fiber-optic lines (FOL) of their own. Alternative operators have been especially active in the most profitable segments of the market: mobile communications and data transmission.

     Alternative operators are oriented to the most profitable sector - corporate clients and have an opportunity to pursue more flexible tariff policy compared to traditional operators.

     Although alternative operators continue to advance into regional markets, Moscow and St. Petersburg remain the basic markets for their fixed communications network services. Therefore, any reduction of traffic through the Company's networks and a lowering of outgoing international call rates in the two cities driven by harsher competition may significantly affect the Company's performance.

     At present, the Company is not facing that risk at the regions, because regional operators have no long-distance or international communications licenses and alternative operators penetration not so high as in Moscow and St. Petersburg areas. At the same time it needs to be pointed out that high penetration level of mobile operators into regions can potentially be dangerous for the Company due to the traffic switch from fixed lines to mobile ones.

     The inconsistent policy of government regulation pursued in Russia's telecommunications market during the past few years, including, in particular, cross-subsidizing of communications services which leads to ill-balanced tariffs for those services, both domestically and internationally, may cause the Company's partners to change service consumption patterns or to use lower-priced services of competitors, which may impair the Company's incomes.

     The Company's success as a leading player in Russia's telecommunications market will depend on the improvement of its tariff policies and adoption by the government of telecommunication market-regulation laws to meet the interests of the market operators and to provide equal business environment for all of them.

     The uncertain scope of government regulation in Russia may lead to changes in laws and other normative acts involving the telecommunications sector which may cause negative consequences for the Company's business operations.

     The Company's operations are regulated and supervised by the Russian Federation Ministry for Anti-Monopoly Policy and Support for Entrepreneurship (hereinafter, the Ministry for Anti-Monopoly Policy). The basic effective laws governing telecommunications in Russia are the Federal Law on Communications dated June 18, 2003, and the Federal Law on Natural Monopolies dated August 17, 1995, as amended. Effective regulations do not clearly specify interaction between the two laws, which has led to the adoption of mutually contradictory resolutions and decisions. It needs to be pointed out that the passage of the new law on telecommunications market does not resolved all existing discrepancies. Currently the whole bunch of the new regulations regarding telecommunications market is under development. It's expected that these regulations will reduce the risks arising from lack and controversy of legislation in the market.

     As the main provider of long-distance communications services in Russia, the Company is subject to regulation under the above-mentioned Law on Communications and under other Russian laws. Although the Company uses its best efforts to comply with applicable laws, decrees, and regulations, one can never be certain that future government audits will not reveal violations of those laws, decrees, and regulations and that the Company will be able to remedy such violations during the grace periods for meeting obligations set by government authorities, or that government audit findings will not lead to fines or even tougher sanctions, such as suspension or revocation of licenses and other permits. Such actions may increase the Company's expenditures and negatively affect its operations and financial performance.

     Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations. That law may greatly impair the Company's tariff-setting independence. The Law on Natural Monopolies also regulates the types of contracts/transactions that may be performed by a regulated company.

     Besides, like any government-regulated company, the Company may not refuse to enter into contracts with certain users if required to do so by the Ministry for Anti-Monopoly Policy. The Russian government may exercise its powers to set tariffs or require that the Company enter into certain contracts. Any of those factors may affect the Company's operations, financial condition, and operating results.

     The Company's operations are subject to licenses and permits issued by the government. All the telecommunications activities of the Company and about all of the telecommunications equipment it uses are subject to licensing and certification. The uncertainty of government regulation concerning the Company's license holding and extension thereof and telecommunications equipment certification may lead to situations where the Company may find it difficult or impossible to maintain or extend its licenses or to import and use such equipment.

     Another risk is that the Company may lose a certain segment of the telecommunications market if competitors introduce new technologies which may expand its clients' telecommunications capabilities or significantly reduce their costs. To maintain its market share and retain competitiveness the Company must continue to take into account and use the rapidly developing technology and introduce cost-competitive services which meet the sector's constantly changing standards.

2.5.2     Country And Regional Risks

     The Company's operations may be negatively affected by changes in Russia's political and social sphere and its uncertainty. During the past decade, substantial political changes took place in connection with a transition from the socialist-era centralized command political system to a pluralistic market-oriented democracy. Numerous changes were implemented in those years, but it is not yet guaranteed that political and economic reforms required to complete the transition will continue or be successful.

     Disagreements among federal, regional, and local authorities and other conflicts may create an unstable business environment, which would impair the Company's long-term planning potential and hinder investment in Russia, thereby affecting the value of the Company's securities. Besides, there are ethnic, religious, and social disagreements leading from time to time to tensions and even to armed conflicts. For example, the 2001 Federal Constitutional Law on the State of Emergency makes it possible, under certain circumstances, to declare a state of emergency throughout Russia or in any part of its territory, which may impair the investment climate. That, in turn, may affect the Company's operations.

     The Company's operations may be adversely affected by social tensions in the field of employment. In order to avoid such extraordinary developments, the Russian Federation Labor Code, which became effective on February 1, 2002, provides for a transition to a new employee compensation system, under which the minimum wage may not be set below the subsistence level of the relevant region.

     The Company's planning and strategies may be affected by the failure of the Russian Government and its agencies to provide reliable official data. Official statistics and data published by Russia's federal, regional, and local authorities are much less reliable than those available in Western countries, and no guarantees are provided as to reliability of the sources or the information in Russia. Official statistics in Russia may be based on data differing from those used in the West. The absence of reliable statistics about major trends in the Russian economy may affect the Company's long-term planning and implementation of its investment plans.

2.5.3     Financial Risks

     The Company also faces risks resulting from inflation rate and ruble exchange rate fluctuations. The ability of the Government and the Central Bank of the Russian Federation to reduce the ruble's volatility will depend on many political and economic factors, including the government's ability to control inflation and the Central Bank's ability to accumulate adequate hard-currency reserves, and on geopolitical changes in the world.

     The ruble is not a convertible currency outside Russia. In Russia, there is a market where the ruble may be converted into foreign currencies, but the market is limited in size and subject to certain regulations restricting such conversion to certain purposes. There are certain risks for the Company resulting from the uncertainty of the Central Bank's future foreign exchange policy and the weakness of Russia's banking system.

     A portion of the Company's revenue and costs are denominated in currencies other than the Russian ruble. Foreign-currency revenue comes from foreign operators, and foreign-currency costs mainly include payments to foreign operators for terminating international traffic and interest payments on foreign-currency loans. The Company's performance, financial position, and results of its operations may be affected by any adverse changes in inflation and the ruble exchange rate, as well as by restrictions concerning conversion of ruble revenues into hard currency or purchases of U.S. dollars and other foreign currency funds.

     The Company's future capital requirements, in terms of amounts and timelines, may differ from the current estimates, due to a number of factors beyond the Company's control. The Company has encountered before, and may encounter again, some differences between expected and actual capital requirements.

     A number of foreign currency capital transactions are subject to special licensing by the Central Bank of the Russian Federation. Obtaining such licenses is a difficult and time-consuming process. The Central Bank may impose new conditions for licensing or deny licenses, as a result of which the Company's economic activities may be impaired. The Company must obtain Central Bank licenses to enter into contracts for supplier-funded supplies of equipment if the contracts involve payments in foreign currency.

2.5.4     Legal Risks

     Risks associated with Russia's legal system include: (1) potential dependence of the judiciary on various economic, and political factors; (2) inconsistencies of legislation and regulations of executive agencies and local self-government bodies; (3) the lack of well-developed judicial practices in implementing certain laws and in application thereof by executive agencies; (4) inconsistency in judges' interpretation of new legal rules; (5) unpredictability regarding enforcement of foreign judgments and arbitral awards.

     Russian laws governing issues of ownership, corporate governance, and supervision of Russian companies' operations are relatively recent, and their consistent implementation practices are yet to be developed by various courts.

     Besides, important amendments to a number of major Russian laws have been made and taken effect very recently, including those on taxes and levies, labor relations, state registration of legal entities, administrative offenses, bankruptcy, allocation of government property, and licensing. Many Russian laws have been in effect for a relatively short time, no consensus exists about the scope, content, and pace of economic and political reforms, and Russia's legal system is rapidly developing, sometimes at variance with the market development trends, - all these factors may lead to uncertainties, inconsistencies, and adoption of laws and regulations not founded on a sound constitutional or legislative basis, which, in the long run, would heighten investment risks. All these issues may affect the Company's ability to exercise its rights and to protect itself from third-party claims.

     Quite commonly, Russian laws just define the general principles, providing no implementation mechanism, while government agencies have broad powers in interpreting laws. This leads to unpredictable applications of laws, and there is a possibility that no real remedies against such applications exist. But some violations of Russian legislation, especially currency control legislation, may entail heavy penalties and negative consequences.

     All these factors make recovery of damages in several categories of cases difficult to predict. Besides, judgments are not always properly enforced. The judicial reform currently under way, including the adoption of the 2002 Arbitrazh Procedural Code and the 2002 Civil Procedural Code, envisages a more practical approach in handling certain matters, but that approach also gives rise to new issues, resulting, in particular, from the fact that judgments rendered by arbitrazh and general jurisdiction courts may contradict decisions rendered by the Constitutional Court of the Russian Federation regarding validity of regulations adopted by government agencies.

     The enactment of the new version of the Federal Law on Licensing Certain Activities, which became effective in 2002, and ensuing subordinate acts concerning licensing of certain activities (other than telecommunications), greatly complicated the licensing procedures for water management and dangerous waste disposal for the Company. These uncertainties and licensing authorities' inconsistent behavior in this sphere may adversely impact the Company's ability to extend or obtain licenses for activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company's complaints against licensing bodies' unlawful actions.

     Uncertainties regarding interpretation of Russia's new tax legislation by tax authorities and courts complicates tax planning and may expose the Company to penalties, despite its conscientious efforts to comply with that law. At present, however, a reform is under way to improve and simplify Russia's tax system and to reduce the tax burden. The reform is intended to codify the tax laws in the form of a Tax Code and to continue amending the tax laws. The ambiguity of new tax laws and the absence of established implementation practices may lead to different interpretations of the laws by the Company and tax authorities and expose the Company to penalties, regardless of its commitment to comply with the tax laws.

     The greatest number of issues arise in connection with the application of unified social tax provisions and the law on mandatory pension insurance, which are seen as similar or interlinked by tax authorities and Russian Federation Pension Fund bodies, even though no such association is provided for by the relevant laws.

     The ambiguity of some new Russian laws on securities and corporations may lead to heavy penalties and repression, despite companies' commitment to comply with the law. Disclosure and reporting requirements, fraud control, insider trading restrictions and fiduciary duty are relatively new to Russia and not known to many Russian companies and executives. Although some important areas of business are not really supervised, some other areas of Russian companies' activities are subject to regulation, and this may cause delays in issuing securities and gaining access to capital markets.

     The Company's shareholders may be exposed to risks resulting from the lack of effective government supervision of share registrars. Ownership of paperless shares of Russian joint-stock companies is created by registration in a share register and is certified by an extract from this register. The Russian Federation Federal Commission for the Securities Market has issued directives on registrar licensing and operating regulations. But in practice, those directives and regulations are not strictly followed, or, conversely, registrars use their powers to enforce requirements of their own. However, failure to comply with those directives and regulations may deprive a registrar of the license, and as a result, the shares of the relevant company will stop being traded in all the stock exchanges. In the absence of a centralized and closely regulated share registration system in Russia, share transactions may be registered in an incorrect or inaccurate manner and share registration records may be lost through fraud, neglect, or manifest error on the part of the registrar.

2.5.5     Risks Related To The Issuer's Operations

     The Company is facing risks in dealing with end users in Moscow - the only region of Russia where Rostelecom deals with end users directly, providing long-distance and international telecommunications services and billing the clients. Competition is tough in the Moscow telecommunications market, especially in the corporate client segment. The Company's share of the corporate client market segment in Moscow has been shrinking, and so has the relevant income. Even with the new management team appointed for its Moscow branch in February 2003, the Company may fail to consolidate or even keep its share of the Moscow market. Besides, Rostelecom is facing the problem of unauthorized access to its communications network in Moscow; as a result, there is a risk that a portion of the client bill amounts may never be recovered. If the income of the Company's Moscow branch continues to shrink, that would considerably impair the Company's performance.

     The Company expects a rapid growth of market demand for certain services recently introduced or being developed by it, including, in particular, intelligent network services and integrated services digital network operations
(ISDN). If market demand for those services does not increase as rapidly as expected, the Company's ability to further grow its income may be limited. Also, if the Company does not develop and market the services in a timely manner, it may fail to benefit from the increased demand for them.

     The Company is exposed to risks in recovering receivables, for it has faced and continues to face considerable delays in receiving payments from some government-funded organizations and ministries and from some international operators. If payments are delayed by regional companies and bad debts owed to the Company increase to a significant level, this may considerably impair the Company's operations, financial conditions, and performance.

     The Company's operations depend on timely availability of modern switching and other network equipment. At present, the Company purchases switching equipment components and some network equipment from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co., Ltd. and Ericsson Nikola Tesla. The Company's operations would be impaired if it were unable to receive equipment components or equipment required on a regular basis from its existing or alternative suppliers, or if the relevant prices increased significantly.

     The Company, its principal shareholders, and affiliates are involved in transactions with each other and are likely to conduct such transactions in the future as well. This may lead to conflicts of interest among the Company, its affiliates and principal shareholders or their affiliates, which may lead to entry into transactions other than arm's length transactions.

     Although the Company does have equipment to provide backup capacity to cover operating failures, its communications network is still exposed to a number of risks, some of which are beyond the Company's control, namely:

o    software and hardware damage that may be caused by a fire;
o    electricity supply interruptions;
o    acts of God, and
o    general communications network failures.

     Any failure of the Company's communications network or other systems or hardware causing a major interruption in operation, may lead to considerable adverse consequences for the Company's operations, financial condition and performance. The Company's performance also depends on its ability to integrate new technology and processes into the existing communications network, which may increase the risk of system failures and network loads. Lengthy or major system failures and access or Company's interconnection problems that clients may encounter would damage the Company's reputation, reduce the number of clients and decrease profits and lead to financial losses.

     The Company's operations would be considerably impaired if it lost some of its key managers. The Company depends on its top executives to implement its strategies and direct current operations. Besides, top executives' personal connections and relationships are important for the Company's overall business performance. There can be no guarantees that the executives will stay with the Company. Although the Company believes that, if necessary, it could replace any high-profile employees, but losing such key figures could impair the Company's operations, financial condition, and performance.

                     III. Detailed Information On The Issuer

3.1  The Issuer's Establishment and Development

3.1.1     The Issuer's Corporate Name

     Previous name: Joint-Stock Company of Open-Type Long-Distance and International Telecommunications Rostelecom. It was a valid name from September 23, 1993, to August 26, 1997.

     Currently the Company exists as Open Joint-Stock Company Long-Distance and International Telecommunications Rostelecom, or OJSC Rostelecom. The name was changed due to the changes in federal legislation.

     The Company's name was registered on August 26, 1997, when the Company's foundation documents were changed in conformity with changes in the legislation on joint-stock companies. Prior to that, the Company's name, registered on September 23, 1993, was Joint Stock Company of the Open Type Long-Distance and International Telecommunications Rostelecom.

     The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services: class 35 activities - export and import operations; class 36 activities - real property leasing, intermediary services, capital investment, financing, lending operations; class 37 activities
- construction and repair operations; class 38 activities - communications. The country of registration is the Russian Federation. Registered with the State Register of Trademarks and Service Marks on April 10, 1995.

     Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities - long-distance and international telephone communications. Registered with the USSR State Register of Trademarks on March 6, 1985.

3.1.2     State Registration of the Issuer

     On September 23, 1993, the Company was registered by the Moscow Registration Chamber State Agency; registration number: 021833.

     On September 9, 2002, the Moscow City Department of the Ministry of the Russian Federation for Taxes and Duties entered the Company in the Unified State Register of Legal Entities as a legal entity registered prior to July 1, 2002, assigning to it the main state registration number: 1027700198767.

3.1.3     Issuer's Establishment and Development

     Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union's collapse in December 1991, the composition of Sovtelecom's shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia's telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

     On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia's communications sector. The guidelines for the privatization of Russia's long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter "GKI") dated December 30, 1992 (hereinafter, "Order No. 1302-r"). In accordance with Order No. 1302-r, Russia's state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom's charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom. Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

     The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom's ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company's charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

     In 1993-1994, another 14.1% of Rostelecom's charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom's Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom's shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by GKI Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r).

     In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom shareholders in January and November 1995, respectively. The relevant version of Rostelecom's Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

     At present, Rostelecom's charter capital totals 2,334,376 rubles and consists of 700,312,800 ordinary shares placed and 233,437,600 Class A preferred shared placed, with a par value of 0.0025 rubles each (hereinafter, Class A preferred shares). The Company's Charter (as amended) stipulates that another 933,750,400 ordinary shares with a par value of 0.0025 rubles each have been declared but not yet placed. The Charter authorizes the Rostelecom Board of Directors to issue additional ordinary shares within the limit declared but not issued without seeking shareholder additional approval.

     On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 (re-issued as License No. 8777 on October 17, 1997) officially reaffirmed Rostelecom's status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations.

     In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) - a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia's telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cyprus-registered investment consortium.

     On February 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange.

     On October 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

     On February 17, 1998, Rostelecom's ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

     In June 1999, the general meeting of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by acceding MMT to Rostelecom. Following the completion of the accession procedure, a new version of the Company's Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company's reorganization and legal succession to all the rights and obligations of OJSC MMT that acceded to it.

     To accommodate the reorganization, the Decision on issue of Rostelecom's shares was adopted by Rostelecom's Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the general meeting of the Company's shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1,
1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. The Company's additional ordinary shares were placed by way of conversion of the MMT's ordinary shares into ordinary shares of Rostelecom, and the Company's preferred shares were placed by way of conversion of the MMT's preferred shares into them.

     Following the completion of the additional share placement procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16, 1999) and of Class A preferred registered shares (registration number:
2-02-00124-A of August 16, 1999) of Rostelecom.

     On September 9, 2003, as per Russian Federation Federal Commission for the Securities Market Order No. 03-1915/r, Rostelecom shares were consolidated as follows:

- the state registration numbers previously assigned to the issues of Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 1-01-00124-A of September 9, 2003;

- the state registration numbers previously assigned to the issues of Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

     On July 11, 2003, Rostelecom's ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

3.1.4     Contact Information

     Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is a legal entity organized under the laws of the Russian Federation, with a registered office at: 5 Delegatskaya St., Moscow 127091.

     The Company's General Executive Board is located at: 14, 1st
Tverskaya-Yamskaya St., Moscow 125047; phone: +7 (095) 972-8283; fax: +7 (095)
787-2850, e-mail: info@rostelecom.ru, web site: http://www.rt.ru.

     The Company's Public and Investor Relations Department and Securities Division are located at: 14 1st Tverskaya-Yamskaya St., Moscow 125047; phone: +7
(095) 973-9920 and +7 (095) 973-9921 respectively; fax: +7 (095) 787-2850,
e-mail: oracb@hq.rt.ru, web site: http://www.rt.ru/icenter.

3.1.5     Taxpayers's Identification Number (TIN)

     The following taxpayer's identification number (TIN) has been assigned to the Company by the tax authorities: 7707049388.

3.1.6     Issuer's Branches and Representative Offices

     The Company has the following branches:

          (1)......North-Western Branch

                   Opened on September 23, 1993
                   Location: 15 ul. Dostoyevskogo, St. Petersburg 191002 Mailing address: 15 ul. Dostoyevskogo, St. Petersburg 191002 Head of Branch: Yevgeny Vladimirovich Gerasimov
                   Power of attorney expires on March 5, 2006

          (2)......Volga Region Branch

                   Opened on September 23, 1993
                   Location: 292 ul. Sadovaya, Samara 443001
                   Mailing address: 292 ul. Sadovaya, Samara 443001 Head of Branch: Sergei Valerievich Omelchenko
                   Power of attorney expires on March 5, 2006

          (3)......Siberian Branch

                   Opened on February 5, 1993
                   Location: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122 Mailing address: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122
                   Head of Branch: Anatoly Ivanovich Parfyonov
                   Power of attorney expires on October 20, 2006

          (4)......Southern Branch

                   Opened on February 5, 1993
                   Location: 152 ul. Pushkinskaya, Rostov-on-Don 344006 Mailing address: 152 ul. Pushkinskaya, Rostov-on-Don 344006 Head of Branch: Alexander Leonidovich Afanasiev
                   Power of attorney expires on October 8, 2004

          (5)......Urals Region Branch

                   Opened on February 5, 1993
                   Location: 4a, Asbestovsky pereulok, Yekaterinburg 620067 Mailing address: 4a, Asbestovsky pereulok, Yekaterinburg 620067
                   Head of Branch: Nikolai Ivanovich Vydria
                   Power of attorney expires on March 5, 2006

          (6)......Far-Eastern Branch

                   Opened on February 5, 1993
                   Location: 23 ul. Pushkina, Khabarovsk 680000
                   Mailing address: 23 ul. Pushkina, Khabarovsk 680000 Head of Branch: Vladimir Viktorovich Novichkov
                   Power of attorney expires on March 5, 2006

          (7)......Central Region Branch

                   Opened on January 1, 2002
                   Location: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow
                   123298
                   Mailing address: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow 123298
                   Head of Branch: Vladimir Alexandrovich Petrov
                   Power of attorney expires on October 7, 2006

          (8)......Vocational Training Center (UPTs RT)

                   Opened on August 26, 1997
                   Location: P.O. Bekasovo, Naro-Fominsk District, Moscow Region 143380
                   Mailing address: P.O. Bekasovo, Naro-Fominsk District, Moscow Region 143380
                   Head of Branch: Olga Viktorovna Zaitseva
                   Power of attorney expires on November 8, 2006

          (9)......Mezhdugorodny i Mezhdunarodny Telefon (MMT)

                   Opened on September 23, 1993
                   Location: 30 ul. Goncharnaya, Moscow 109172
                   Mailing address: 30 ul. Goncharnaya, Moscow 109172 Head of Branch: Igor Alekseevich Kalugin
                   Power of attorney expires on March 5, 2006

     The Company has the following representative offices:

          (1)......Representative Office in Geneva, Switzerland

                   Opened on May 14, 1999
                   Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
                   Mailing address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
                   Head of the Representative Office:Alexander Ivanovich
                   Kushtuev
                   Power of attorney: not issued.

          (2)......Representative Office in Yerevan, Republic of Armenia

                   Opened on April 11, 2002
                   Location: 28 ul. Nalbandiana, Yerevan 375010
                   Mailing address: 28 ul. Nalbandiana, Yerevan 375010 Head of the Representative Office: not appointed. Power of Attorney: not issued.

3.2       Issuer's Principal Operations

3.2.1     Issuer's Field of Business

     The Company's main activity code according to the OKVED classification (the National Classification of Economic Activities) is: 64.2 Telecommunications.

3.2.2     Issuer's Principal Operations

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

3.2.3     Principal Products (Works, Services)

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

3.2.4 Issuer's Suppliers Accounting For 10% Or More Of Total Supplies To The Issuer, With Percentages Of The Total Supplies Specified

     The Company's suppliers accounting for 10% or over of total supplies of basic process equipment, as of September 30, 2003, are: NEC Corporation (34.5% of the total supplies) and Siemens AG (32.3% of the total supplies).

     100% of basic process equipment is imported. However, Rostelecom's principal suppliers are major telecommunications equipment manufacturers competing in the world market and providing comparable equipment, so Rostelecom can rely on purchasing equipment from those suppliers. Besides, the equipment supply contracts include the suppliers' obligation to manufacture and provide maintenance support for a long period of time (about ten years).

3.2.5     Target Markets For The Issuer's Products (Works, Services)

     The Company is Russia's largest fixed telecommunications operator. It owns an up-to-date digital telecommunications network covering almost the entire territory of Russia. In all the regions, except Moscow, the Company is an operator for operators, providing them with a full range of trunk network services and incorporating Russian operators' networks into a single transnational network. In Moscow, the Company provides international and long-distance telecommunications services to end users, using the local operator's infrastructure, and invoices its users directly.

     In 2003, the Company retained its leading positions in the long-distance communications market (the figures shown here below are estimates):

- the Company handles 81% of Russia's long-distance traffic, in physical terms;

- the Company handles 65% of Russia's outgoing international traffic, in physical terms;

- the Company handles 60% of Russia's incoming international traffic, in physical terms;

- the Company handles 47% of Moscow end-users' long-distance and international traffic (including subscribers of MGTS, alternative and cellular communications operators), in physical terms.

     In the regional and alternative operators' traffic market, a negative role is played by the rapid development of "voice-over-IP" (VoIP) operators, taking advantage of gaps in existing legislation and circumventing industry regulations. Besides, VoIP operators' tariffs are not regulated. Therefore, long-distance and international traffic gets refilled into data transfer networks.

     Apart from the above, the share of long-distance traffic in fixed telecommunications networks is affected by the development of cellular communications, which leads to a redistribution of traffic to mobile networks, due to the nature of the product and its price.

     To address these adverse factors, Rostelecom:

- is working to improve the operator business model to eliminate economic prerequisites for implementing traffic-refilling schemes;

-    is taking an active part in improving industry regulations;

-    is working to optimize its tariff policies.

3.2.6     Working Capital And Inventory Management Practices

     The Company's working capital policy is to minimize receivables and to take other actions to improve the structure of Chapter 2 of the Assets Section of the Company's Balance Sheet.

     As long as the Company is a service provider, inventories and materials account for only a negligible portion of production costs. Therefore, calculating inventory turnover ratios makes no economic sense.

3.2.7     Raw materials

     The Company's main business activity is provision of telecommunications services. Therefore no raw materials are required.

3.2.8     Principal Competitors

     Rostelecom is working to maintain it's position as the industry's leader, as the reform of Russia's telecommunications market is focused on its liberalization, by building an efficient competitive business capable of anticipating customer's wishes.

     The Company monitors the competition in order to address competitors' impacts on its own operations. In building its development strategy, the Company reviews the activities of alternative and overlay network operators, with special attention given to the companies listed below (all data (in mln. US$) stated below is estimation).

                     Long-distance telephone traffic passage

------------- --------- -------- --------------------------------------------
  Company     Country     2003               Market share (est.), %
                         sales
------------- --------- -------- -------- -------- -------- -------- --------
                                   1999     2000     2001     2002     2003
------------- --------- -------- -------- -------- -------- -------- --------
OJSC             RF       390      90%      85%      80%      78%      82%
Rostelecom
------------- --------- -------- -------- -------- -------- -------- --------
CJSC MTT         RF       42       1%       2%       4%       7%       9%
------------- --------- -------- -------- -------- -------- -------- --------
Sovintel         RF       23       3%       4%       6%       8%       5%
(Golden
Telecom)
------------- --------- -------- -------- -------- -------- -------- --------
CJSC             RF        5       0%       0%       0%       <1%      1%
Transtelecom
------------- --------- -------- -------- -------- -------- -------- --------
LLC Equant       RF        5       <1%      <1%      1%       2%       1%
------------- --------- -------- -------- -------- -------- -------- --------
CJSC Sonera      RF        4       <1%      <1%      <1%      1%       <1%
Rus
------------- --------- -------- -------- -------- -------- -------- --------

         International telephone traffic passage

------------- --------- -------- --------------------------------------------
  Company     Country     2003               Market share (est.), %
                         sales
------------- --------- -------- -------- -------- -------- -------- --------
                                   1999     2000     2001     2002     2003
------------- --------- -------- -------- -------- -------- -------- --------
OJSC             RF        229      98%      96%      93%      87%      83%
Rostelecom
------------- --------- -------- -------- -------- -------- -------- --------
CJSC MTT         RF        25       1%       2%       4%       6%       9%
------------- --------- -------- -------- -------- -------- -------- --------
CJSC Sonera      RF        11       <1%      1%       2%       4%       4%
Rus
------------- --------- -------- -------- -------- -------- -------- --------
LLC Equant       RF        5        <1%      <1%      <1%      1%       2%
------------- --------- -------- -------- -------- -------- -------- --------
Sovintel         RF        5        <1%      <1%      <1%      1%       2%
(Golden
Telecom)
------------- --------- -------- -------- -------- -------- -------- --------

     Overall, the Company's services remain competitive, however:

     The Company has the following limitations:

     - distribution channels in the end-user market are not performing well enough;

     -    higher end-user tariffs;

     The Company has the following advantages:

     - the brand is well recognized by operators and major corporate customers;

     -    the range of services is broad;

     -    tariffs for conventional operators are attractive;

     -    it runs a far-flung network and infrastructure throughout the country.

    Outgoing long-distance and international communications traffic in Moscow

------------- --------- -------- ---------------------------------------------
  Company     Country     2003                Market share (est.), %
                         sales
------------- --------- -------- ---------------------------------------------
                                    1999     2000     2001     2002     2003
------------- --------- -------- --------- -------- -------- -------- --------
OJSC             RF        226      81%       80%      76%      77%      64%
Rostelecom
------------- --------- -------- --------- -------- -------- -------- --------
CJSC Telmos      RF        4        2.5%      2.2%     2%       1.4%     1%
------------- --------- -------- --------- -------- -------- -------- --------
CJSC             RF        7        1.3%      1.4%     1.2%     1.3%     2%
Central
Telegraph
------------- --------- -------- --------- -------- -------- -------- --------
CJSC Comstar     RF        11       2.4%      2.5%     2.6%     2.3%     3%
------------- --------- -------- --------- -------- -------- -------- --------
CJSC             RF        11       2%        2.2%     2.3%     2.5%     4%
Combelga
------------- --------- -------- --------- -------- -------- -------- --------
LLC Equant       RF        14       3%        3.4%     4%       3.3%     4%
------------- --------- -------- --------- -------- -------- -------- --------
CJSC             RF        14       2.7%      3.2%     3.5%     3.4%     4%
MTU-Inform
------------- --------- -------- --------- -------- -------- -------- --------
LLC Sovintel     RF        21       4.5%      5%       5.4%     5.6%     4%
------------- --------- -------- --------- -------- -------- -------- --------

Strengths:

o A monopoly position in the long-distance communications services market and a national operator status. That and the reputation of a never-defaulting payer make Rostelecom an attractive target for investment, including foreign investment, which can be used to develop the network.

o The Company's Moscow branch has well-established technology and enormous customer-service experience.

Weaknesses:

o Rostelecom has no operating number capacity of its own in the Moscow region, therefore, it largely depends on OJSC MGTS's policies in providing long-distance communications services to PSTN users in Moscow.

o The Company provides services to the public sector (various state-funded companies and organizations).

o Long-distance telephone communications tariffs are heavily regulated by the Government.

Channel leasing services

Long-distance telecommunications channel leasing

     Alternative operators that lease long-distance telecommunications channels include:

- operators having their own telecommunication networks (CJSC Transtelecom, CJSC Sonera Rus, CJSC Rascom);

- resellers that resell channel capacity to corporate clients with additional packages of services (LLC Equant, Golden Telecom, Inc.).

     Satellite telecommunications operators include: Federal State Unitary Enterprise Space Communications, CJSC Zond Holding, CJSC Rustel, CJSC Teleport, CJSC Gazcom.

--------------- --------- -------- ------------------------------------------
   Company      Country     2003              Market share (est.), %
                           sales
--------------- --------- -------- ------------------------------------------
                                     1999    2000     2001     2002     2003
--------------- --------- -------- ------- -------- -------- -------- -------
CJSC               RF       80       49      41       35       32      30.2
Rostelecom
--------------- --------- -------- ------- -------- -------- -------- -------
Transtelecom       RF       40       2        5        9       13      15.1
--------------- --------- -------- ------- -------- -------- -------- -------
OJSC               RF      32.8      15      14      12.4      12      12.4
Svyazinvest
--------------- --------- -------- ------- -------- -------- -------- -------
LLC Equant         RF       9.5     2.3       3       3.5      3.3     3.6
--------------- --------- -------- ------- -------- -------- -------- -------
Golden             RF      29.9      4        6        7        8      11.3
Telecom, Inc.
--------------- --------- -------- ------- -------- -------- -------- -------
CJSC Rascom        RF        9      3.3      3.2      3.3      3.5     3.4
--------------- --------- -------- ------- -------- -------- -------- -------
Satellite          RF       33       15     14.5      14      13.5      13
telecom
operators
--------------- --------- -------- ------- -------- -------- -------- -------

     International telecommunications channel leasing

     Alternative operators that lease international telecommunications channels include:

-    facilities-based operators (CJSC Sonera Rus/Telia, CJSC Rascom);

- operators leasing channel capacity from other operators (Cable&Wireless, Golden Telecom, Inc.).

--------------- --------- -------- ------------------------------------------
   Company      Country     2003              Market share (est.), %
                           sales
--------------- --------- -------- ------------------------------------------
                                    1999    2000     2001     2002     2003
--------------- --------- -------- ------- -------- -------- -------- -------
OJSC              RF        12.4     23      21       19       18       16.7
Rostelecom
--------------- --------- -------- ------- -------- -------- -------- -------
CJSC Sonera      Finland    9.5      8       10       12       12.3     12.8
Rus/Telia
--------------- --------- -------- ------- -------- -------- -------- -------
CJSC Rascom       RF        1.3      2.4     2.1      1.9      2        1.8
--------------- --------- -------- ------- -------- -------- -------- -------
LLC Equant        RF        4.5      4.6     5.1      5.7      5.9      6.1
--------------- --------- -------- ------- -------- -------- -------- -------

     Rostelecom has the following competitive advantages:

-    huge and far-flung telecommunications network infrastructure;

-    brand recognition;

- high quality of channel leasing services (especially as compared with satellite telecommunications operators);

-    costs are lower than those of satellite telecommunications operators.

     The main factors limiting Rostelecom's competitiveness are difficulties in providing certain services (the last mile connection, network redundancy, etc.).

     Issuer's competitive advantages:

1. High reliability and security of telecommunications services provided by the Company.

2. Rostelecom has a countrywide telecommunications network. The Company has numerous points of presence all over Russia, which puts it in a position to provide services almost anywhere in Russia compared to alternative operators.

3. Rostelecom is a member of Svyazinvest holding, so it can use its resources to cause regional conventional telephone communications operators to adopt decisions and tariffs acceptable to the Company's customers.

4. Rostelecom holds a monopoly to pass long-distance and international traffic from telecommunications operators, and that monopoly is likely to continue for about four years or longer after Russia joins the WTO.

5.   Rostelecom has certain organizational and market advantages:

     - it is above the competitors in terms of financial capacity to invest into new countrywide telecommunications projects;

     - Rostelecom leads Russia's wholesale communications market and significantly influences the Russian market in general.

6.   Technological advantages:

     - Rostelecom owns a far-flung primary network and switching facilities throughout Russia;

     -    Rostelecom is the main provider of Russia's Internet infrastructure;

     - Rostelecom maintains interaction with a great number of foreign telecommunication operators, so it can have international traffic transmitted in any directions.

3.2.9     Licenses Held By The Issuer

The Company holds the following licenses:

License number: FLTs 000922-2(III)\BT
Issue date: 27.12.2000
Expiry date: 27.12.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: manufacture of building structures and materials

License number: FLTs 000922-2 (II)\DT
Issue date: 27.12.2000
Expiry date: 27.12.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: FLTs 005371-1 (I)
Issue date: 25.10.2000
Expiry date: 25.10.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: designing of buildings and facilities

License number: FLTs 005371-1 (II)
Issue date: 25.09.2000
Expiry date: 25.09.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: FLTs 005371-1 (III)
Issue date: 25.09.2000
Expiry date: 25.09.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: manufacture of building structures and materials

License number: FLTs 000922-2(I)
Issue date: 28.04.2000
Expiry date: 28.04.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: building and facility design

License number: 8701
Issue date: 17.10.1997
Expiry date: 01.11.2005
Issued by: The Russian Federation State Committee for Communications
Activity: provision of local telephone communications services

License number: 8777
Issue date: 17.10.1997
Expiry date: 01.01.2004 (currently being re-issued)
Issued by: The Russian Federation State Committee for Communications
Activity: provision of long-distance and international communications services

License number: 3136
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3137
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3138
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of cellular radio telephony services

License number: 3226
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telematic services

License number: 3227
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of data transfer services

License number: 10857
Issue date: 09.10.1998
Expiry date: 09.10.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Communications
Activity: provision of telegraph communications services

License number: 13378
Issue date: 30.11.1999
Expiry date: 30.11.2004
Issued by: The Russian Federation State Committee for Communications
Activity: provision of television and radio broadcasting services and transmission of additional information

Detailed data on communications licenses are presented in item 3.2.13 (Additional requirements to issuers that are providers of communications services), sub-item "Communications Licenses."

3.2.10    Issuer's Joint Operations

     During the 4th quarter of 2003, the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).

3.2.11 Additional Requirements To Issuers That Are Joint-Stock Investment Funds Or Insurance Organizations

     Not applicable.

3.2.12    Additional Requirements To Issuers That Are Mineral Production
          Entities

     Not applicable.

3.2.13 Additional Requirements To Issuers That Are Providers Of Communications Services

a)   Communications licenses

License number: 8701
Activity: provision of local telephone services
License terms: The Licensee is authorized to provide public switched telephone network (PSTN) local telephone services. Licensee's communications networks' total fitted capacity: 109,570 numbers.

License number: 8777
Activity: provision of long-distance and international telecommunications services
License terms: The Licensee is authorized to provide PSTN services in the territory of the Russian Federation as set forth here below:

     o    long-distance and international telephone services;

     o providing users with physical circuits, communication channels and paths for transmitting telecommunications signals, including broadcasting channels;

     o providing intelligent public telecommunications network services using special equipment (televoting, free calling, credit card calling, prepaid card calling, paycard calling, extra paid services) to customers in Moscow. The services shall be provided using the Licensee's intelligent telecommunications network facilities.

License number: 3136
Activity: provision of 900 MHz cellular radio services
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Novosibirsk Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

License number: 3137
Activity: provision of 900 MHz cellular radio services
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in Khabarovsk Territory. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

License number: 3138
Activity: provision of 900 MHz cellular radio services
License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Amur Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular radio network (SPS-900).

License number: 3226
Activity: provision of telematic services
License terms: The Licensee is authorized to provide public network telematic services (e-mail, fax, teleconferencing, message handling, voice-messaging, videoconferencing, audioconferencing, file-transfer, directory inquiry, database access, inquiry, voice message transfer services) in the territory of the Russian Federation.

License number: 3227
Activity: provision of data transfer services
License terms: The Licensee is authorized to provide public network data transfer services in the territory of the Russian Federation.

License number: 10857
Activity: provision of telegraph communications services
License terms: The Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

     - long-distance and international telegraphic traffic transfer and handling services;
     -    AT/telex network services;
     -    non-category telegram transmission services.

     Telegraph communications services shall be provided using the Licensee's public communication network and allocated telegraph communications network.

License number: 13378
Activity: provision of television and radio broadcasting services and transmission of other information
License terms: The Licensee is authorized to provide television and radio broadcasting services and transmit other information in the territories of Russia's constituent entities.

b)   Communication Networks

     OJSC Rostelecom provides international and long-distance communication services via its ground and submarine cable systems, radio relay communication lines, and satellite channels. The trunk network's resources guarantee the transmission of all types of information. Rostelecom's digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing (DWDM) technology, covers almost the entire Russian Federation.

     Primary communication network

     Rostelecom's primary communication network is comprised of trunk cables connected to interregional company (IRC) networks and to Rostelecom's international switching centers for making connections with foreign operators, as well as with satellite communication networks. As of December 31, 2003, the Company's digital network comprised of 38,300 km, including 27,100 km of fiber optic lines (FOL) and 11,200 km of digital radio relay lines. The main components of the network are the powerful Moscow - Novorossiisk, Moscow - St. Petersburg, and Moscow - Khabarovsk FOLs, as well as a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

     The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, and Belarus. The largest international operators can now send their traffic through Russia. As it equips itself with new digital cables, the Company is withdrawing its analog transmission lines from service. Between 1998 and 2003, 5,600 km of trunk lines and 11,900 km of analog radio relay cables were withdrawn from service and replaced with digital cables.

     The table below presents a list of the trunk lines comprising Rostelecom's primary network as of December 31, 2003:

--------------------- --------------- ------- ------------- -------------
        Line           Type of line   Length  Transmission   Number of
                                       (km)   speed (Mbps)    channels
--------------------- --------------- ------- ------------- -------------
Moscow-Khabarovsk     Digital radio    7 977    6 x 155        11 340
                          relay
--------------------- --------------- ------- ------------- -------------
Moscow-Yekaterinburg   Fiber optic     2 400      2 488         30 240
--------------------- --------------- ------- ------------- -------------
Moscow-St. Petersburg  Fiber optic     1 163     19 904       241 920
--------------------- --------------- ------- ------------- -------------
Nakhodka-Naoetsu-Pusan  Submarine      1 762      565          15 360
                       fiber optic
--------------------- --------------- ------- ------------- -------------
Nakhodka-Khabarovsk    Fiber optic      897     2 x 622        15 120
--------------------- --------------- ------- ------------- -------------
Kingisepp-Copenhagen    Submarine      1 210*   2 x 565        15 360
                       fiber optic
--------------------- --------------- ------- ------------- -------------
Kingisepp-St.            Suspended       191     2 x 622        15 120
Petersburg              fiber optic
--------------------- --------------- ------- ------------- -------------
St. Petersburg-        Digital-radio     949     3 x 140        5 760
Kingisepp-Moscow          relay
--------------------- --------------- ------- ------------- -------------
Novorossiisk-Istanbul    Submarine     3 420*     565          15 360
-Palermo               fiber optic
--------------------- --------------- ------- ------------- -------------
St. Petersburg-        Fiber optic     197**      622          7 560
Finland
--------------------- --------------- ------- ------------- -------------
Kingisepp-Tallinn      Fiber optic      26**     2 488         30 240
--------------------- --------------- ------- ------------- -------------
Moscow-Novorossiisk    Fiber optic     1 653     2 488         30 240
--------------------- --------------- ------- ------------- -------------
Khabarovsk-Harbin      Fiber optic     150**      622          7 560
(PRC)
--------------------- --------------- ------- ------------- -------------
Perm-Yekaterinburg    Digital radio     565     2 x 155        3 780
                          relay
--------------------- --------------- ------- ------------- -------------
Apastovo-Shigony        Fiber optic      220       622          7 560
--------------------- --------------- ------- ------------- -------------
Yekaterinburg-          Fiber optic     1 572     2 488         30 240
-Novosibirsk
--------------------- --------------- ------- ------------- -------------
Ivanovka-Vladivostok    Fiber optic       61       622          7 560
--------------------- --------------- ------- ------------- -------------
St. Petersburg-Lyuban   Fiber optic      289      2 488         30 240
-Luga
--------------------- --------------- ------- ------------- -------------
Zadonsk-Lipetsk-        Fiber optic      270       622          7 560
Tambov
--------------------- --------------- ------- ------------- -------------
Apastovo-Kazan          Fiber optic      132       622          7 560
--------------------- --------------- ------- ------------- -------------
Russia-Kazakhstan       Fiber optic     220**      622          7 560
(eastern part of
the border)
--------------------- --------------- ------- ------------- -------------
Vladimir-Vologda,       Fiber optic      665       622          7 560
with branches to
Ivanovo, Kostroma,
and Yaroslavl
--------------------- --------------- ------- ------------- -------------
An overlay digital      Fiber optic      709     2 x 622        15 120
network in the
Moscow Region
--------------------- --------------- ------- ------------- -------------
Tula-Kaluga             Fiber optic      212      2 488         30 240
--------------------- --------------- ------- ------------- -------------
Kaluga-Belgorod to      Fiber optic     974**     2 488         30 240
the Ukrainian
border, with
branches to Bryansk
Kursk, and Belgorod
--------------------- --------------- ------- ------------- -------------
Moscow-Minsk, with      Fiber optic     480**     2 488         30 240
a branch to Smolensk
--------------------- --------------- ------- ------------- -------------
Tyumen-Surgut          Digital radio     712     2 x 155        3 780
                          relay
--------------------- --------------- ------- ------------- -------------
Samara-Orenburg       Digital radio     386       155          1 890
                          relay
--------------------- --------------- ------- ------------- -------------
Apastovo-Malaya        Fiber optic      661      2 488         30 240
Purga, with
branches to Kazan,
Naberezhniye Chelny
Izhevsk, and Yoshkar
-Ola
--------------------- --------------- ------- ------------- -------------
Novosibirsk-           Fiber optic     5 480     2 488         30 240
Khabarovsk
--------------------- --------------- ------- ------------- -------------
Novorozhdestvenskaya-  Fiber optic      270      2 488         30 240
Stavropol-
Makhachkala
--------------------- --------------- ------- ------------- -------------
Novorozhdestvenskaya-   Fiber optic     458      2 488         30 240
Stavropol-Kropotkin-
Pyatigorsk-Budennovsk
with branches to
Mineralniye Vody,
Kislovodsk
--------------------- --------------- ------- ------------- -------------
Budennovsk-Kizlyar-     Fiber optic     901      2 488         30 240
Makhachkala
with branches to
Cherkessk, Nalchik,
Nazran, and
Vladikavkaz
--------------------- --------------- ------- ------------- -------------
Aksai-Lugansk          Fiber optic      36**      622          7 560
--------------------- --------------- ------- ------------- -------------
Samara-Saratov-        Fiber optic      928    2 488 x 2       60 480
Volgograd
--------------------- --------------- ------- ------------- -------------
Perm-Izhevsk           Fiber optic      657      2 488         30 240
--------------------- --------------- ------- ------------- -------------
Volgograd-              Fiber optic      516      2 488         30 240
Rostov-on-Don
--------------------- --------------- ------- ------------- -------------
Volgograd-Elista-       Fiber optic      560      2 488         30 240
Budennovsk
--------------------- --------------- ------- ------------- -------------
Kizlyar-Grozny         Fiber optic      140       155          1 890
--------------------- --------------- ------- ------------- -------------
Lyuban-Issad           Fiber optic      140      2 488         30 240
--------------------- --------------- ------- ------------- -------------
Issad-Petrozavodsk     Fiber optic      319      2 488         30 240
--------------------- --------------- ------- ------------- -------------
Russia-Kazakhstan      Fiber optic     455**     2 488         30 240
(western part)
--------------------- --------------- ------- ------------- -------------
Yoshkar-Ola-Kirov      Fiber optic      465      2 488         30 240
--------------------- --------------- ------- ------------- -------------
Moscow Ring            Fiber optic       8       9 953        120 960
--------------------- --------------- ------- ------------- -------------
Baltic Cable System    Fiber optic     1.280     602.488       181.440
--------------------- --------------- ------- ------------- -------------
Moscow - Samara       Fiber optic      1.021     409.953       483.840
--------------------- --------------- ------- ------------- -------------
Russia - Azerbaidjan  Fiber optic      201**       622          7.560
--------------------- --------------- ------- ------------- -------------
*  length of section belonging to Rostelecom
** distance to national border

     Switching Centers

     Rostelecom has 11 international switching centers (ISCs), which allow for efficient management of international communication traffic, three of which are in Moscow, two in St. Petersburg (Lyuban), and one in each of the following cities: Rostov-on-Don, Samara, Yekaterinburg, Novosibirsk, Khabarovsk, and Murmansk. In addition to this, the Company has eight automatic switching nodes
(ASNs), which make it possible to efficiently handle international communication traffic and are interconnected by digital cables, as well as nine automatic trunk exchanges (ATE) providing local subscribers access to international communication services. The ASNs and channels joining them form an integrated services digital network (ISDN) with channel switches, to which interregional company networks (ICN) and alternative operators are connected. The ATEs in Moscow and Pavlovsky Posad direct domestic long-distance traffic between switching centers, as well as directly to and from end-users.

     As of December 31, 2003, the Company's long-distance communication network comprised 103,049 digital and 25,760 analog channels. Approximately 92.4% of all the digital channels are interconnected via SS-7. About 96.5% of all Russian ATEs have access to the digital transit network.

     Sixty-seven ATEs are capable of providing ISDN services via the domestic long-distance communication network. The Company uses an open multimedia communication network. Subscriber access lines in 73 Russian regions and nine public access lines are connected to this network. Subscribers connected to Rostelecom's open multimedia communication network can participate in and organize teleconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

     Submarine Cables

     Within its program for extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for setting up communications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in three international fiber optic cable systems: Denmark-Russia 1 (DK-R1), Russia-Japan-Korea (R-J-K), and Italy-Turkey-Ukraine-Russia (ITUR), in which Rostelecom owns approximately 50%, 33%, and 30%, respectively. The rest of these cable systems is owned by various international operators.

     In order to ensure access to these systems and set up direct high-quality international lines of communication with remote parts of the world, Rostelecom is participating in building many international cable systems and acquiring capacities in them.

     As of December 31, 2003, the Company has shares in or the inalienable right to use of 27 cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain-Middle East-Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan-USA), the Southeast Asia-Middle East-Western Europe System, and the Trans-Atlantic System.

     Satellite Communication

     Until February 2003, Rostelecom rented satellite communication channels from the Lockheed Martin Intersatellite Company. In February 2003, Rostelecom switched its own satellite communication system from the LMI-1 satellite to the Russian satellite Express-A.

     Rostelecom also organized international satellite channels using ground space communication stations belonging to CJSC Teleport TP and Federal State Unitary Enterprise Kosmicheskaya Svyaz. The Company is renting satellite channels from Teleport TP, which uses three satellites from the Intelsat systems. FSUE Kosmicheskaya Svyaz offers Rostelecom satellite channels through its five satellites and four ground stations.

     The satellite communication network operates within the framework of three ground node stations and nine peripheral ground stations in Russia. The Company determined the composition and location of the ground satellite communication stations based on the needs of the secondary network, among other things, for gaining access to the trunk network via ASNs and digital trunk lines.

     As the main operator of the government network system providing all kinds of telecommunications services and connecting the state-owned networks with carrier networks, Rostelecom can offer the following services:

     - access both to long-distance and international communication lines throughout Russia;

     - signal verification and passage via SS-7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

     -    multimedia communication (video teleconferencing);

     -    ISDN network and intelligent network services;

     -    rental of channels of any throughout capacity.

     Cooperation between Rostelecom and Mobile Communication Network Operators

     Cooperation between the Company and Russian ground mobile communication network operators is aimed at expanding the range of high-quality network services, including national and international roaming.

     On December 31, 2003, the Company had international roaming for large Moscow and regional (national) mobile communication operators by connecting them with 296 international mobile communication operators in 136 countries, including 11 CIS countries and Baltic states.

3.3  N/A

3.4       The Issuer's Future Plans

     At present, Rostelecom's top priority task is to prepare for the imminent demonopolization of the communication market. In this respect, the Company is conducting a set of measures to ensure a solid basis for repositioning Rostelecom as a commercially successful and competitive operator willing to work under open market conditions. It should be understood that one of the key prerequisites of the Company's successful development under market conditions is eliminating cross-subsidizing. Therefore Rostelecom's main tasks in the near future are:

     - to optimize the mutual payment system between operators for long-distance and international communication services with an aim to build a balanced market model;

     - to formalize the Company's business processes in the services it renders with an aim to raise the quality and efficiency of customer servicing.

     Marketing Strategy on the Moscow Region Market

     Moscow is the only region in Russia where Rostelecom works directly with end-users, rendering them long-distance and international communication services and independently billing them. The Moscow telecommunications market is extremely competitive and has quite a large number of players. That competition is particularly tough on the corporate clients market.

     As competition grows in Moscow, Rostelecom's share of the market has been on the constant decline, primarily in the corporate client segment, which has led to a drop in the Company's revenue from Moscow subscribers.

     In February 2003, a new management team was formed at Rostelecom's Moscow branch - Mezhdugorodny i Mezhdunarodny Telefon (MMT). The new team's Professional Knowledge and business experience will help make changes in MMT necessary for strengthening Rostelecom's position on the Moscow market.

     The main goal of this new team is to stabilize the Company's existing position on the long-distance communication service market and affect a reversal in the downward revenue trend. In order to reach this goal, several tasks must be carried out and the following measures implemented:

1. Reorganizing the technological and business processes in MMT in order to raise the quality of customer servicing and the services offered by means of:

     - creating a commercially oriented functional organization unit with a separate priority center responsible for selling services and providing customer servicing;

     - introducing a new information and billing system that will help to optimize payment procedures with subscribers, to conduct a flexible rate policy for different groups of users, and to monitor customers in order to obtain up-to-date statistics on the services rendered.

2. Preventing the outflow of long-distance and international traffic to alternative operators by:

     -    pursuing a flexible tariff policy in international service provision;

     - lobbying for innovative, market-sensitive methods of the government regulation of long-distance service tariffs;

     -    introducing a relationship management approach to key customers.

3. Offsetting the impact of lost long-distance traffic by developing high-tech telecommunications services such as:

     -    intelligent network services (free call, televoting, etc.);

     -    universal service telephone card, including:

          o finalizing the development of a single technological platform for telephone service cards (integrating the telephony and Internet access services);
          o    introducing extra inquiry services based on the card platform;
               and
          o lobbying for the deregulation of tariffs on telephone card services.

     Strategy for the international market

     The Company revised its strategy of work with international operators and stepped up its cooperation with the largest providers in 2002. This approach successfully reversed the falling trend in incoming international traffic: in 2002, the Company's incoming international traffic rose by 12% over 2001, in 2003 rose by near 25%.

     The Company's principal future objectives in the international market segment are as follows:

- optimizing the settlement rates further by way of closing down unprofitable routes, terminating satellite channels and redirecting traffic to ground cable systems, as well as more efficient traffic routing;

- reducing the amount of payables and receivables relating to international operators;

- expanding access to international traffic exchange points, including London and Stockholm, in order to establish cooperation with major international alternative operators.

     Until mid-2002, Rostelecom had essentially cooperated with national-level foreign operators. In the meantime, the liberalization in most European countries and in the United States has resulted in the emergence of major alternative operators featuring significant subscriber bases and traffic volumes, including calls to Russia. Developing business with these operators has therefore come to be a priority of Rostelecom's corporate strategy in the international market. To this end, the Company is establishing its presence in the main European traffic exchange points. Cooperating with those alternative operators will enable Rostelecom to acquire additional traffic volumes that have so far been bypassing its network, as well as to reduce the outgoing international traffic cost.

          Reductions of personnel

     Rostelecom will continue optimizing the internal structure of its business branches, phasing out the use of analog equipment, and improving business processes, which, in its turn, will result in a further staff reduction achieved by streamlining the management structure of its business branches and reduction of low-skilled staff. In 2002, the Company reduced its staff by about 10%, and another 12% in 2003. Along with the reduction process, the Company is implementing a program to systematize remuneration benefit packages, including salary increases for key experts.

          Phasing out analog lines and disposing of other unprofitable assets

     Optimizing the Company's asset structure to retain only cost-effective and highly profitable assets is another priority on its prospective agenda. The Company intends to phase out annually up to 20,000 km of analog lines so as to decrease the operating costs and maintenance personnel.

          Fixed asset formation

     The bulk of Rostelecom's income will continue to be gained from the provision of traditional long-distance traffic handling services to Russian operators, end-user servicing in Moscow, and Russian-bound traffic termination services rendered to international operators. As the traffic volume is expected to grow the Company's current network capacity will need to be expanded, which, in turn, will require investment.

     The development of a network of modern flexible multiplexers will continue, enabling the Company to offer more channels for sale and to build up more corporate networks.

     The new services include the development of an intelligent platform by Rostelecom, as well as the introduction of its integrated telephone card. There are no plans to change the Company's core operations.

3.5 The Issuer's Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

     The Company is a member of the following associations:

     Organization: Association of Telecommunications Companies of the Volga Area

     The issuer's position and functions in the organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: developing and promoting telecommunications and services rendered by the members of the Association; coordinating operations of communications companies in the region and representing common interests in government and other agencies, international organizations.

     Organization: Association of Communications Companies of Siberia and the Far East

     The issuer's position and functions in the organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: coordinating business operations of the Association members; promoting production cooperation and specialization; convening and holding meetings and workshops for executives and communications companies experts.

     Organization: Association of Telecommunications of the Central-Black Soil Region

     The issuer's position and functions in the organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: developing and promoting telecommunications and services rendered by the members of the Association; coordinating operations of communications companies in the region and representing common interests in government and other agencies, international organizations.

     Organization: Association of Operators of the ISKRA Federal Network of Business Services

     The issuer's position and functions in the Organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: promoting the development of the Interrelated Communications Network of the Russian Federation and promoting the development of the Iskra dedicated federal network of business services.

3.6  The Issuer's Subsidiaries And Dependent Companies

Abbreviated name: CJSC MTs NTT
Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies
Location: 46 Arbat St., Moscow, 121002, Russian Federation
The Company's interest in the charter capital of the organization: 100.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of fixed local, long-distance and international telephony services, and of data transmission services. Value for the Company: gaining traffic from corporate clients to be passed through the Company's facilities.

Abbreviated name: CJSC Vestelcom
Full name: Closed Joint Stock Company Vestelcom
Location: 26 Sushchevsky Val St., Moscow, 127018, Russian Federation
The Company's interest in the charter capital of the organization: 100.00% The organization's interest in the charter capital of the Company: 0% Types of business: financing of exchange acquisition, construction, introduction, operation, maintenance, marketing and expansion services, provision of communications services.
Value for the Company: leasing FOLs.

Abbreviated name: LLC Malakhit Rest House
Full name: Limited Liability Company Malakhit Rest House
Location:15 Shcherbak St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The Company's interest in the charter capital of the organization: 99.93%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of comprehensive year-round therapy and recreation services. Value for the Company: rendering therapy and recreation services for the Company's employees.

Abbreviated name: LLC Informtek
Full name: Limited Liability Company Informtek
Location: 7 Sokhan St., Yalta, Autonomous Republic of Crimea, Ukraine
The Company's interest in the charter capital of the organization: 99.90% The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: lease of property.
Value for the Company: non-material.

Abbreviated name: CJSC RTC-Center
Full name: Closed Joint Stock Company RTC-Center
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The Company's interest in the charter capital of the organization: 99.00% The organization's interest in the charter capital of the Company: 0% Value for the Company: non-material.

Abbreviated name: CJSC Rospak
Full name: Closed Joint Stock Company Dedicated Public Packet-Switched Data Network
Location: 2a Bryusov Per., Moscow, 103009, Russian Federation
The Company's interest in the charter capital of the organization: 90.80% The organization's interest in the charter capital of the Company: 0%
Value for the Company: non-material.

Abbreviated name: CJSC RTC-Siberia
Full name: Closed Joint Stock Company RTC-Siberia
Location: 246 Karl Marx St., Krasnoyarsk, 660100, Russian Federation
The Company's interest in the charter capital of the organization: 90.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of communications services; design and engineering in the Siberian Federal District; provision of data protection consulting services.
Value for the Company: provision of communications services; design and engineering in the Siberian Federal District; provision of data protection consulting services

Abbreviated name: CJSC Telecomcity
Full name: Closed Joint Stock Company Telecomcity
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The Company's interest in the charter capital of the organization: 80.00% The organization's interest in the charter capital of the Company: 0% Value for the Company: non-material.

Abbreviated name: LLC Russian Acceptance Bank
Full name: Limited Liability Company Russian Acceptance Bank
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation The Company's interest: 77.59%
Value for the Company: non-material.

Abbreviated name: CJSC RTC-Internet
Full name: Closed Joint Stock Company RTC-Internet
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The Company's interest in the charter capital of the organization: 63.5% The organization's interest in the charter capital of the Company: 0% Value for the Company: non-material.

Abbreviated name: CJSC IC Costars
Full name: Closed Joint Stock Company Insurance Company Costars
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The Company's interest in the charter capital of the organization: 60.00% The organization's interest in the charter capital of the Company: 0% Types of business: insurance.
Value for the Company: insurance of employees.

Abbreviated name: CJSC Engineering Center
Full name: Closed Joint Stock Company Engineering Center
Location: 16 Kazakov St., Moscow, 103064, Russian Federation
The Company's interest in the charter capital of the organization: 60.00% The organization's interest in the charter capital of the Company: 0% Types of business: prospecting, design and development work.
Value for the Company: non-material.

Abbreviated name: CJSC Incom
Full name: Closed Joint Stock Company Incom
Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation
The Company's interest in the charter capital of the organization: 54.38%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of long-distance and international communications services.
Value for the Company: gaining of additional long-distance and international traffic.

Abbreviated name: CJSC Telebarents
Full name: Closed Joint Stock Company Telebarents
Location: 37 Parkovaya St., Petrozavodsk, 185014, Russian Federation
The Company's interest in the charter capital of the organization: 51.00% The organization's interest in the charter capital of the Company: 0% Value for the Company: non-material.

Abbreviated name: CJSC Globaltel
Full name: Closed Joint Stock Company Globalstar Space Telecommunications
Location: 25, Bldg 2 Dubovaya Roshcha St., Moscow, 127427, Russian Federation The Company's interest in the charter capital of the organization: 51.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of Globalstar satellite mobile communications network services in Russia and the CIS.
Value for the Company: providing satellite telecommunications services.

Abbreviated name: CJSC Rostelecomimport
Full name: Closed Joint Stock Company Rostelecomimport
Location: 10 Angliiskaya Embankment, St. Petersburg, 190000, Russian Federation The Company's interest in the charter capital of the organization: 50.00%
The organization's interest in the charter capital of the Company: 0%
Value for the Company: non-material.

Abbreviated name: CJSC Aquapark RT
Full name: Closed Joint Stock Company Aquapark RT
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The Company's interest in the charter capital of the organization: 50.00% The organization's interest in the charter capital of the Company: 0% Value for the Company: non-material.

Abbreviated name: LLP Artel
Full name: Limited Liability Partnership Artel Business and Telecommunications
Location: 3 Zubovskaya Sq., Moscow, 119895, Russian Federation
The Company's interest in the charter capital of the organization: 47.50%
The organization's interest in the charter capital of the Company: 0%
Value for the Company: non-material.

Abbreviated name: CJSC Telecom-Center
Full name: Closed Joint Stock Company Telecom-Center
Location: 25 Dubovaya Roshcha St., Moscow, 127427, Russian Federation
The Company's interest in the charter capital of the organization: 45.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of fixed telephony services in Moscow and of data transmission services; design and survey activities.
Value for the Company: the Company gets access to digital channels to be leased to other operators.

Abbreviated name: CJSC Teleport TP
Full name: Closed Joint Stock Company Teleport TP
Location: All-Russia Exhibition Center, Prospect Mira, Moscow, 129223, Russian Federation
The Company's interest in the charter capital of the organization: 44.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of communications services.
Value for the Company: providing satellite telecommunications services.

Abbreviated name: OJSC CC Business Network
Full name: Open Joint Stock Company  Central Company Business Network
Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation The Company's interest in the charter capital of the organization: 43.50%
The organization's interest in the charter capital of the Company: 0%
Value for the Company: non-material.

Abbreviated name: OJSC MMTS No. 9
Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9
Location: 7 Butlerov St., Moscow, 117485, Russian Federation
The Company's interest in the charter capital of the organization: 36.86%
The organization's interest in the charter capital of the Company: 0%
Types of business: leasing out premises, provision of communications services. Value for the Company: lease of premises

Abbreviated name: CJSC Razbeg-Marafon
Full name: Closed-End Joint Stock Company Razbeg-Marafon
Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation
The Company's interest in the charter capital of the organization: 33.33% The organization's interest in the charter capital of the Company: 0% Value for the Company: non-material.

Abbreviated name: OJSC RTComm.Ru
Full name: Open Joint Stock Company RTComm.Ru
Location: 8, Bldg 1 Olsufyevsky Per., Moscow, 121021, Russian Federation The Company's interest in the charter capital of the organization: 31.10% The organization's interest in the charter capital of the Company: 0% Types of business: Internet services provider.
Value for the Company: Gaining Internet access service.

Abbreviated name: ALC Teleradiokompaniya Yalta
Full name: Additional Liability Company Teleradiokompaniya Yalta
(Yalta Broadcasting Corporation)
Location: 7 Sohan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The Company's interest in the charter capital of the organization: 30.00% The organization's interest in the charter capital of the Company: 0%
Types of business: cable broadcasting.
Value for Rostelecom: non-material.

Abbreviated name: CJSC InformCourierSvyaz
Full name: Closed Joint Stock Company InformCourierSvyaz
Location: 6, Bldg 1, 4 Verkhny Mikhailovsky Proyezd, Moscow, 117419, Russian Federation
The Company's interest in the charter capital of the organization: 25.25% The organization's interest in the charter capital of the Company: 0% Types of business: publication of an information bulletin and of the InformCourierSvyaz magazine.
Value for the Company: non-material

Abbreviated name: CJSC Rustel
Full name: Closed Joint Stock Company Rustel
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The Company's interest in the charter capital of the organization: 25.00% The organization's interest in the charter capital of the Company: 0% Types of business: provision of satellite communications services.
Value for the Company: gaining satellite communications channels.

Abbreviated name: CJSC NTTs Comset
Full name: Closed Joint Stock Company Comset Research and Technology Center
Location: 7 Zeleny Prospect, Moscow, 111141, Russian Federation
The Company's interest in the charter capital of the organization: 22.18% The organization's interest in the charter capital of the Company: 0%
Types of business: scientific and technological research; design, survey and development; education and training.
Value for the Company: non-material.

3.7 The Issuer's Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances

3.7.1     Fixed Assets

     The information on this item does not provided in Quarterly report for the fourth quarter. It will be included in Quarterly report for the first quarter 2004.

     There are no plans involving the retirement, acquisition and/or replacement of fixed assets, the value of which is equal or over 10% of the aggregate value of the Company's fixed assets, or other fixed assets, as of December 31, 2003.

3.7.2     The Value of Issuer's Real Property Assets

     The information on this item does not provided in Quarterly report for the fourth quarter. It will be included in Quarterly report for the first quarter 2004.

     No evaluations of the Company's real property assets were conducted, nor any major changes in their composition made.

               IV. The Issuer's Financial And Business Operations

4.1  The Issuer's Financial And Business Results

4.1.1     Profit And Losses

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

4.1.2 Factors That Influenced Changes in the Amount of Proceeds From the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

4.2  The Issuer's Liquidity

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

4.3  The Issuer's Capital And Current Assets Size, Structure, And Adequacy

4.3.1     The Issuer's Capital And Current Assets Size And Structure

     Pursuant to Article 5 of the Company's Charter approved by the general meeting of shareholders on June 15, 2003 (Minutes No. 1 of June 20, 2003), the charter capital of OJSC Rostelecom currently amounts to 2,428,819.4725 rubles. The charter capital is defined as the amount of par value of 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

     Pursuant to Article 11 of the Company's Charter, the Company has set up a reserve fund through the annual deductions of 5 (five) percent of the Company's net profit, until the reserve fund reaches 15 (fifteen) percent of the Company's charter capital. The reserve fund is designated to cover the Company's losses, and also, in the event of the absence of other funds, to repurchase the Company's shares under the circumstances and in the manner provided for under the Charter. The information on amount of reserve fund cannot be provided in Quarterly report for the fourth quarter. It will be included in Quarterly report for the first quarter 2004.

     The annual general meeting of shareholders of OJSC Rostelecom, held on June 15, 2003 (Minutes No. 1 of June 20, 2003), approved the accounting statements for 2002, according to which, the undistributed net profit of OJSC Rostelecom amounted to 4,041,230,000 rubles, including 705,567,000 rubles paid out as dividends for 2002.

     Pursuant to the Company's policies and the dynamics of operating revenues and expenditures in 2003, the Company finances current assets from its own sources without borrowings funds. The Company does not have information on factors that may prompt changes in the policy of current assets financing and cannot assess the probability of their emergence.

4.3.2     The Issuer's Capital And Current Assets Adequacy

     The information on this item does not provided in Quarterly report for the fourth quarter. It will be included in Quarterly report for the first quarter 2004.

4.3.3     Cash Assets

     Based on the data of managerial accounting, the cash budget for the 4th quarter of 2003 was deficit-free. The Company used its own funds to finance its current operations. There were no cash deficits during the 4th quarter.

     The 2004 cash budget is also planned to be deficit-free. In compliance with these projections, the Company plans to use its own and borrowed funds to finance its operations. No cash deficits are expected in 2004.

     As of December 31, 2003, the Company is in a position to raise bank loans and, apart from that, to obtain commodity loans from the leading producers of telecom equipment.

     The Company has no frozen bank accounts or debts on the records.

4.3.4     The Issuer's Financial Investments

     The information on this item does not provided in Quarterly report for the fourth quarter. It will be included in Quarterly report for the first quarter 2004.

4.3.5     The issuer's Intangible Assets

     The information on this item does not provided in Quarterly report for the fourth quarter. It will be included in Quarterly report for the first quarter 2004.

4.4 The Issuer's R&D, Licenses And Patents, New Development And Research Project Policies And Expenditures

     The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations financed from the special extra-budgetary R&D fund established by Ministry for Communications and Informatization of the Russian Federation. The plan of work essential for many telecommunications market participants is annually agreed upon and endorsed at a session of the Coordinating Council of Ministry for Communications and Informatization of the Russian Federation.

     The licenses owned by the Company are given in item 3.2.13, Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

     The risks related to the possible expiry of licenses, held by the Company, are given in item 2.5.1, Industry Risks.

     Currently, OJSC Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to OJSC Rostelecom. The said certificates are effective until March 14, 2004 and October 29, 2004, respectively. On the expiry dates of these certificates the Company's exclusive rights to the use of the registered trademarks will also expire.

4.5  Trends In Field of the Issuer's of Principal Operations

     Background information on the sector

     The telecommunications sector is among the economy's major sectors that ensure the functioning and coordinated operation of all national systems. That is why the Russian government considers the development of the nation's information and telecommunications infrastructure as one of the main factors to boost economic growth, business and intellectual activity, and raise the country's prestige in the international community.

     Even during general economic recessions in Russia, its communications sector continued to develop dynamically: telecommunications companies quickly recovered from the 1998 financial crisis, managed to keep their reputation of reliable borrowers and investor appeal. Today telecommunications companies operate at a profit and demonstrate satisfactory performance indices. As compared to companies in other sectors of the economy, they have a sufficiently high share of cash in their revenues and, therefore, can ensure their growth through their own funds.

     The further qualitative development of telecommunications operators is especially important, considering the fact that consumer demand for telecommunications services is growing with every passing year. Unfortunately, today the provision of both modern telecommunications services, and even of traditional telephony services, falls short of consumer demand.

     The sector's structure

     Today in Russia:

- over 8,500 licenses are operational for the provision of various communications services (including 8,000 licenses in the field of telecommunications);

-    4,662 telecommunications companies are operating;

-    conventional operators provide over 80% of communications services;

- conventional operators own 93 to 95% of Russia's telecommunications networks.

     Apart from the local common carriers operating primary and intra-zone networks, the sector's structure also includes OJSC Rostelecom, a long-distance and international communications operator.

     Today OJSC Rostelecom:

-    links Russia actually with all the countries of the world;

-    provides traffic transit services to foreign operators;

-    broadcasts television and radio programs;

- provides new aucillary services: data transmission, the Internet, IP-telephony, and multimedia communications.

     Actually all regional operators own long-distance automatic telephone exchanges that switch traffic between local telephone networks and the Company's long-distance trunk networks. The only exception is Moscow where the automatic telephone exchange belongs to OJSC Rostelecom. In other regions, local telecommunication operators - the owners of automatic telephone exchanges - bill their subscribers themselves and collect payments for long-distance and outgoing international telephone calls.

     State regulation of the sector

     The low level of market risks faced by telecommunication operators is conditioned by their monopoly positions on the market of traditional communications. The stable demand for telecommunications services guarantees the stable minimum level of revenues, which actually does not depend on economic conditions or the political situation in the country. However, this does not hold the sector's companies immune to political risks linked, in the first place, with the state's considerable influence on the sector.

     The sector's general regulation is the authority of the Ministry for Communications and Informatization of the Russian Federation, which does the following:

-    issues licenses to telecom companies;

-    certifies equipment;

-    regulates the procedure for the provision of public communication services;

-    allocates frequencies.

     State agencies also have the authority to regulate and approve tariffs for long-distance and local telephone communications services.

     Influence of the State has its effect on the sector's investor appeal: in particular, state agencies and other budget-financed organizations, which cannot be disconnected from the telephone network, account for a large part of receivables owed to the conventional operators. Also, wire telephony operators should take the following factor into account in their operations: the companies of Svyazinvest and OJSC Rostelecom continue to bear the main burden of social responsibility.

     The transfer of the function of regulating the tariffs for communications services from the local authorities to the Russian Federation Ministry for Antimonopoly Policy should be viewed as a positive change of the recent years. This has reduced the influence of the regional authorities' subjective approach to the operations of communication companies. The tariff rate policy has become more predictable and economically substantiated while the influence of its political component has decreased.

     Competition on the communications market

     Today, in addition to the conventional operators, independent common carriers also are operating on the Russian market. These are normally established by national corporations, which conduct their operations on the entire territory of Russia. Today the following corporations have their own networks: the Railroads Ministry (TransTelecom acting as the network operator), RAO UES of Russia (Enifcom holding company acting as the network operator), RAO Gazprom (Gazcom acting as the network operator), and Transneft.

     Departmental operators have been able to ensure normal intracorporate information and communication traffic handling through the use of the departments' own fiber optic trunk lines. In some regions operators provide communications services to local residents and legal entities and seek to get the right to provide international and long-distance communications services. In this connection, analysts view corporate communications networks as a potential basis for installing local and long-distance communications networks and regard such common carriers as potential competitors of the conventional operators and OJSC Rostelecom (in this case, Rostelecom may become just another trunk line owner). However, none of the departmental operators have primary communication networks so far.

     Another category of participants in the telecommunications market includes the so-called alternative operators, which build corporate networks and provide comprehensive communications services to large clients (business centers, hotels, banks, etc.). Russia's largest alternative communications operators are Golden Telecom, Comstar, MTU-Inform, Telmos, PeterStar, Metrocom and St. Petersburg International.

     In some estimates, the alternative operators, active in the most highly profitable market segments, account for about 15% of Russia's entire international telephone traffic.

     Most alternative operators use public telephone networks of the conventional operators. However, some of them are building digital overlay networks to ensure direct communication between Russian users and their own international exchanges or the international exchanges of OJSC Rostelecom. These networks offer voice mail and high-speed data transmission services.

     The business growth prospects of alternative operators can be linked both with the further development of digital overlay networks in regions and with the attraction of new corporate clients in the regions covered by their networks. The stage-by-stage demonopolization of the Russian telecommunications market announced by Russian authorities will hardly shake the monopoly positions of Svyazinvest subsidiaries on the conventional communications market in the near future: the operating local, long-distance and international communications networks are an indisputable competitive advantage of telecommunications operators. Considering the size of the territory of Russia, the low density of the population, the severe climate conditions and, naturally, the large amount of time and finances required for network deployment, only few competitors are ready to build their own local and long-distance telephone networks.

     New telecommunications services. The Internet

     Expanding the range of value-added services is one of the instruments to keep one's market positions in the conditions of increasing competition. As telecommunications networks are digitized, regional operators and the Company will be able to compete more actively with alternative common carriers in providing intelligent platform services, telematics services, IP-telephony, digital and cable television, and other services. Apart from that, new value-added services make it real to increase the revenues from the operational telephone networks: the prices of such services are outside the sphere of the operation of natural monopolies and, therefore, are not regulated by the state. Consequently, the prospects for business development and the ability to keep stable market positions largely depend on the technical and innovation policy of the conventional operators' managers.

     Development of communication networks

     Russia's telecommunications networks have three levels:

- the primary level involving telephone communication within the boundaries of a populated locality (local network);

- the intrazonal level involving a telecommunications network linking primary networks within the boundaries of a region;

- the trunk-line level involving a telecommunications network providing intrazonal and international switching.

     New types of services, mainly the use of telephone lines to connect to the Internet, increase significantly the load on the telephone line and worsen the operation of outdated equipment. Today, actually all telecommunications operators are confronted with the need to develop and modernize (digitize) the telephone network, restructure its topology and replace physically and functionally obsolete equipment at lengthy segments of regional networks. However, modernization will require several years because communication companies face restricted solvency demand and a shortage of own investment resources.

     The rapid growth rates in the sector in the first half of the 1990s were largely linked with an inflow of considerable borrowed funds, mostly commodity loans in the form of the delivery of telecommunications equipment. After the 1998 financial crisis, some telecommunications companies were forced to put on hold the programs of their network development. In this connection, the use of the existing capacities of telephone exchanges became especially important.

     The efforts to develop telephone networks are inseparably linked with the development of the primary network, changes in the topology of local public telephone systems, their digitization and the introduction of new technology, such as ATM and SDH (synchronous digital hierarchy). Modernization will make it possible to cut considerably operating costs and capital construction expenses, and also raise significantly the quality and range of services. Thus, for a long time, most regional telephone networks developed according to the principle of fragmentation into million zones and nodal districts (from 10,000 to 100,000 telephone numbers) connected in accordance with the "each-to-each" principle through the special nodes of incoming and outgoing messages. The modern topology of telephone networks involves the creation of a transit-transport fiber optic loop network and the adjacent smaller loops. This principle makes it possible to increase the degree of capacity utilization, make the network more reliable and the build-up of its capacity cheaper.

     Many operators have started building modern digital networks that will be subsequently looped together. These loops will link the regions' administrative districts, and remote areas will be connected to digital radio channels. The relatively new and small telephone networks feature the highest level of digitization.

     Among the most significant projects in the field of long-distance communications development, the Company's project for the creation of a trans-Russian digital telecommunication line should be mentioned, the implementation of which has been completed. This project, which provides for interconnection with the largest communications operators of Europe and Asia, can be considered completed after the last segment of the Moscow-Novosibirsk-Khabarovsk fiber optic trunk line has been put into operation. The trunk line has the length of over 9,400 km and the carrying capacity of 2.5 Gbps and crosses the territory of 23 Russian regions.

     In remote regions of Russia where it is inexpedient to lay overland communication lines, the Company is commissioning a satellite communication system to get its own digital satellite communications channels and launch the provision of ancillary services. The development of this type of communication will help the Company provide high quality services to the regions that are currently served by tropospheric analog communication lines.

         V. Members Of The Issuer's Management Bodies, Its Financial And
           Business Operations Auditing Bodies, And Brief Information
                     About The Issuer's Officers (Employees)

5.1  The Organization And Authority Of The Issuer's Management Bodies

     The issuer's management bodies are: the General Meeting of Shareholders, the Board of Directors, the General Director and the Management Board.

     Under the Company's Charter, the following issues are within the competence of the General Meeting of Shareholders:

1. The introduction of amendments and additions to the Charter with the exception of cases stipulated in Article 4.3 thereof, or the approval of a restated version of the Charter, which is adopted by no less than three quarters of the votes of shareholders holding the voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Article 31.3 of the Charter;

2. The Company's reorganization, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

3. The Company's liquidation, the appointment of the liquidation commission, the approval of the interim and final liquidation balance sheets, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

4. The election of members of the Board of Directors, the decision on which is adopted by cumulative voting. Early termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

5. Determination of the amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by no less than three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

6. Decrease of the charter capital of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

7. The election of members to the Auditing Commission and the early termination of their powers, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

8. The approval of the external auditor of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

9. The approval of the annual reports of the Company; annual accounting statements, including the profit and loss account statements of the Company; distribution of profit, including the payment (declaration) of dividends, the approval of the amount and form of dividends payable in each category and class of shares and the payment timeline, the approval of losses based on the results of a financial year, the decisions on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

10. The approval of the Regulations on the Board of Directors, the Regulations on the Auditing Commission, the Regulations on the General Director, the Regulations on the Management Board, the Regulations on the General Meeting of Shareholders, and also amendments and additions to such Regulations, the decisions on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

11. Determination of the procedure for holding a general meeting of shareholders by way of approval of the Regulations on the General Meeting of Shareholders and amendments and additions to such Regulations, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

12. The increase of the charter capital of the Company through the increase of the nominal value of shares, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

13. The increase in the charter capital of the Company through the placement of additional shares by public offering in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

14. The increase in the charter capital of the Company through the placement of additional shares by private offering; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

15. The placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other issue securities) are placed by private or public offering provided that, in the event of public offering, bonds convertible into the Company's shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed shares; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

16. Splitting and consolidation of the Company's shares, the decision on which shall be taken by a majority of the shareholders holding the Company's voting shares and participating in the meeting;

17. The approval of transactions in cases and according to the procedure stipulated in Article 32 of the Charter;

18. The approval of major transactions in cases and according to the procedure stipulated in Article 31 of the Charter;

19. The decision on the payment (declaration) of annual dividends, the approval of the amount, form, date and procedure of dividend payment for each category and class of shares, which is adopted upon the approval of the distribution of the Company's profit and losses based on the results of the financial year;

20. The decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Federal Law on Joint Stock Companies, which shall be adopted by a majority of three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

21. The decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

22. The decision on the matters, on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the federal laws of the Russian Federation in order to adopt such decision;

23. The decision on reimbursement, for the Company's account, of expenses involved in the preparation and holding of an extraordinary general meeting of shareholders in the event that, in violation of the requirements of Russian Federation effective law, the Board of Directors has failed to adopt the decision on convening the extraordinary general meeting of shareholders and such meeting has been convened by other persons, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

24. The formation of the Counting Commission of the general meeting of shareholders, if the number of shareholders of the Company is less than 500 (five hundred), the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

25. Decisions on other matters referred to the competence of the general meeting of shareholders by the Charter.

26. The general meeting of shareholders shall be entitled to adopt decisions on the matters stipulated in Articles 2, 10, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23, if proposed by the Board of Directors alone.

27. The general meeting of shareholders shall also be competent to decide on other matters referred to the competence of the general meeting of shareholders by federal laws.

28. The general meeting of shareholders may not consider and adopt decisions on the issues that are not referred to its competence by the Charter.

29. The general meeting of shareholders may not adopt decisions on the issues not included in the meeting's agenda or change the agenda.

     The powers of the Board of Directors under the Company's Charter:

1. The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except for issues referred by the Charter to the competence of the general meeting of shareholders.

2.   The following issues shall be within the competence of the Board of
     Directors:

3. Defining the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

4. Convening the annual and extraordinary general meetings of shareholders, except for the instances specified in Article 55 (8) of the Federal Law on Joint Stock Companies;

5.   Approving the agenda of the general meeting of shareholders;

6. Setting the date for the preparation of the list of persons entitled to take part in the general meeting of shareholders and other issues referred to the competence of the Company's Board of Directors in compliance with federal laws and the Charter and relating to the preparation and conduct of the general meeting of shareholders;

7. Submitting the issues envisaged in Article 14.3 of the Charter to the general meeting of shareholders for decision;

8. Increasing the Company's charter capital by placing additional shares within the number and categories of stated shares, as determined by the Charter;

9. Determining the market value of property envisaged by of the Russian Federation effective law and the Charter;

10. Taking a decision pertaining to the acquisition of shares, bonds and other securities placed by the Company;

11. Determining the number of members of the Management Board of the Company, and appointing and early terminating the powers of its members, as proposed by the General Director;

12. Issuing recommendations for the amount of the remuneration and compensation payable to the members of the Auditing Commission and determining the auditors' fee;

13. Issuing recommendations for the amount of dividends on the shares of each category and class and the procedure for their payment;

14. Taking a decision regarding the use of the reserve and other funds of the Company;

15. Approving the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with Russian Federation legislation, the Charter and the Regulations on the Board of Directors, except for the documents, the approval of which is referred to the competence of the general meeting of shareholders;

16. Establishing and liquidating branches; establishing and closing of the Company's representative offices, the approval of the Model Regulations on the Company's Branch (Representative Office), and approving regulations on branches (representative offices) endorsed by the General Director and of amendments and additions thereto;

17. Taking decisions pertaining to the Company's participation (accession as a member, termination of participation or the change of a participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided for under Article 14.2.21 of the Charter;

18. Taking decisions pertaining to the approval of major transactions in the case envisaged in Article 31 of the Charter;

19. Taking decisions on the approval of the transactions envisaged in Article 32 of the Charter;

20. Appointment of the General Director of the Company and early termination of his powers;

21. Determining the composition, scope and procedure for the protection of information constituting a commercial secret;

22. Approving decisions to issue securities, offering prospectuses and reports on the results of the issuance of the Company's securities, quarterly reports of the securities issuer, reports on the results of the acquisition of the Company's shares for the purposes of their redemption, the introduction of amendments and additions to them;

23. Approving the registrar and the terms of the agreement for maintaining the register of the Company's shareholders, and also taking decision on the termination of such an agreement with the registrar;

24. Taking decisions on indemnifying Company's officers, including members of the Board of Directors, for the losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company's representatives, as a result of claims, complaints, demands or civil liability sanctions made or imposed against them, including by the state and municipal agencies;

25. Taking decisions on the conclusion of insurance agreements to cover the liability of the Company's officers, including the members of the Board of Directors, for damage inflicted on third parties by the Company's officers in the course of performance of their official duties and/or exercise of the powers of the Company's representatives;

26. Considering the reports of the Auditing Commission and of the external auditors of the Company;

27. Approving the terms of the agreements concluded with the General Director and members of the Management Board;

28. Considering the matters relating to the remuneration of the General Director for the financial and business results pursuant to the terms of the agreement with the General Director of the Company;

29. Terminating the agreement with the General Director in the event of the early termination of his/her powers;

30. Taking decisions on offering bonds and other securities of the Company if under the terms of the placement of such bonds and other issued securities they are not convertible into the Company's shares;

31. Taking a decision on the placement by the Company of bonds convertible into shares and of other issued securities convertible into shares if such bonds (other issued securities) are placed by public offering and may be converted into the Company's ordinary shares amounting to 25 and less percent of the Company's previously placed ordinary shares;

32. Taking a decision on the introduction of amendments and additions into the Charter involved in the establishment and liquidation of branches, the establishment and closure of the representative offices of the Company based on the results of the placement of the Company's shares in case provided for by the Charter;

33. Electing (re-electing) the Chairman and deputy Chairman of the Board of Directors;

34. Appointing the Secretary of the Board of Directors and determining the amount of his/her remuneration;

35. Increasing the charter capital of the Company by placing additional shares by public offering within the number of stated shares, if the number of additionally placed shares is 25 (twenty-five) and less percent of the ordinary shares previously placed by the Company;

36. Defining the procedure for interacting with the organizations, in which the Company participates, including adopting decisions on issues which fall within the competence of the general meeting of subsidiaries' participants (the highest management bodies of organizations having other legal or organizational forms), in which the Company is the sole participant;

37. Approving the combination of jobs by the person performing the functions of the Company's sole executive body, the members of the Company's Management Board in the management bodies of other organizations;

38. Issuing authorization to the person performing the functions of the Company's sole executive body to combine it with a paid position in other organizations;

39. Establishing standing and interim committees of the Board of Directors (designed to solve specific issues) and approving regulations on them;

40. Approving an internal document on the disclosure of information on the Company;

41. Determining the aggregate size of quarterly remuneration for the members of the Management Board in compliance with the Regulations on the Management Board;

42. Approving the Regulations on the Company's structural unit performing the functions of internal control, approving candidates for the post of its head, and considering other matters, the decisions on which shall be adopted by the Board of Directors in compliance with the Regulations on the said unit;

43.  Maintaining control over the application of internal control procedures;

44. Approving the terms of a labor contract (additional agreements) to be concluded with the head of the Company's structural unit performing the functions of internal control;

45. Deciding on other matters referred by the Charter and the Federal Law on Joint Stock Companies to the competence of the Board of Directors.

     The powers of the General Director under the Company's Charter

     The General Director acting without a power of attorney on behalf of the
Company:

-    represents the Company in the Russian Federation and abroad;

- presides over the general meeting of shareholders in accordance with the Regulations on the General Meeting of Shareholders unless the Board of Directors nominates another person;

- ensures the implementation of resolutions of the general meetings of shareholders and of the Board of Directors;

- supervises the General Directorate of the Company, approves the Regulations on the General Directorate (the central apparatus of corporate management of the Company), and determines the structure and membership of the General Directorate of the Company, the amounts, procedure and forms of remuneration on the basis of the internal document, approved by the Management Board and regulating the general provisions of labor motivation;

- exercises overall supervision of activities of the Company's branches and approves the regulations on branches, and also amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company subject to approval by the Board of Directors of the Company;

- approves and endorses the Company's internal regulations, except for those to be approved, in accordance with Articles 14.2.11 and 23.3.13 of the Company's Charter, by the general meeting of shareholders and the Board of Directors;

- issues orders, directives and instructions that are binding on all the Company's employees;

- takes on, transfers and dismisses the Company's personnel, including the directors and employees of branches, exercises other rights and duties of the Company as the employer in labor relations in accordance with the procedure stipulated by effective legislation and the Charter;

- approves the list of posts of the Company's employees, including the branches of the Company, the powers for the appointment to (dismissal from) which are not assigned by the General Director to other persons;

- performs any transactions on behalf of the Company within the limits established by the Federal Law on Joint Stock Companies and the Charter;

-    possesses the right of first signature with respect to financial documents;

- issues powers of attorney on behalf of the Company, including with the right of sub-delegation;

-    opens Company's accounts with banks;

- arranges for the compilation of a list of information that can be considered commercial secret; issues orders and instructions on compliance with the requirements to protect such commercial secret;

- exercises other powers in accordance with effective legislation and the Company's Charter.

     The following issues of day-to-day business fall within the competence of the Management Board under the Company's Charter:

1.   Determining the Company's technical, financial, economic and tariff policy;

2. Working out proposals on the Company's main lines of business, including draft budgets, business plans, development strategies and programs of the Company;

3.   Ensuring control over the Company's finances and business;

4.   Determining the Company's personnel and social policy;

5. Preparing materials and draft resolutions on matters to be considered by the general meeting of shareholders and the Board of Directors, including preparing proposals to effect transactions on the Company's participation in other organizations which are subject to the approval of the general meeting of shareholders and the Board of Directors of the Company, etc.;

6. Ensuring organizational and technical support for the operations of the Company's bodies;

7. Approving internal regulations governing matters within the competence of the Management Board of the Company, except for internal regulations to be approved by the general meeting of shareholders and the Board of Directors;

8. Analyzing the performance of the Company's structural units, branches and other separate divisions and issuing mandatory instructions to improve their performance;

9. Discussing organizational matters relating to the Company's branches and representative offices and other matters, in compliance with the Regulations on the Management Board;

10.  Determining the methodology of planning and budgeting in the Company;

11.  Formulating the Company's security policy;

12. Approving the internal document regulating the general provisions of labor motivation, and also considering and adopting decisions on the conclusion of collective contracts and agreements;

13. Formulating the accounting policy, control of the improvement of the methodology of bookkeeping and managerial accounting, and also of the introduction of the Company's reporting standards complying with international accounting principles;

14. Establishing standing or interim committees under the Management Board which are not the Company's independent bodies (to solve the specific issues of preparing the Board's decisions); approving the Regulations on them;

15. Determining the size of personal quarterly remuneration for each member of the Management Board as proposed by the Chairman of the Board;

16.  Approving internal control procedures.

     The Management Board of the Company may also decide on other matters pertaining to the management of the Company's current operations on the instructions of the Board of Directors or as proposed by the General Director of the Company, except for decisions pertaining to matters referred to the competence of the general meeting of shareholders or the Board of Directors of the Company.

     As of December 31, 2003, the work on the Company's the Corporate Governance Code is underway; the Corporate Governance Code is based on the recommendations of the FCSM-developed Corporate Conduct Code, as well as on the international best practice of corporate governance.

5.2  Members Of The Issuer's Management Bodies

     As of December 31, 2003, the Board of Directors of the Company comprised:

     Valery Nikolaievich Yashin

         Year of birth: 1941
         Education: higher

         Positions for the last 5 years:

         Period: 1993 - 1999
         Company: OJSC Peterburgskaya Telefonnaya Set'
         Position: General Director

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: General director

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: Chairman of Management Board

         Period: 1998 - 2000
         Company: OJSC St. Petersburg MMT
         Position: member of Supervisory Board

         Period: 1998 - 2002
         Company: OJSC Peterburgskaya Telefonnaya Set' (St. Petersburg Phone Network)
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC Tsentralnaya Kommunikatsionnaya Kompaniya
         (Central Communications Company)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz (Orel Oblast')
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: OJSC Severo-Zapadny Telecom (North-Western Telecom)
         Position: Chairman of Board of Directors

         Period: 2000 - 2003
         Company: CJSC MobiTel
         Position: Chairman of Board of Directors

         Period: 1998 - present
         Company: CJSC Sankt-Peterburgskiye Taksofony (St. Petersburg Payphones)
         Position: Chairman of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Svyazinvest-Media
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: OJSC RTComm.RU
         Position: Chairman of Board of Directors

         Period: 1998 - present
         Company: OJSC Telecominvest
         Position: Chairman of Board of Directors
         Period: 2001 - present
         Company: OJSC Natsionalnaya Taksofonnaya Set
         (National Payphone Network)
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: Russian Fund for the History of Telecommunications
         Position: member of Management Board

         Period: 2001 - 2003
         Company: NP Fund Rostelecom-Garantia
         Position: Chairman of Council

         Period: 1998 - present
         Company: NP Telecom-Soyuz
         Position: Chairman of Council

         Period: 2003 - present
         Company: CJSC Football club ZENIT
         Position: Chairman of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Sergei Ivanovich Kuznetsov

         Year of birth: 1953
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: CJSC PeterStar
         Position: General Director

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: General Director

         Period: 2003 - present
         Company: OJSC Severo-Zapadny Telecom (North-Western Telecom)
         Position: General Director

         Period: 2001 - present
         Company: CJSC Interfax-Telecom
         Position: member of Board of Directors

         Period: 2001 - present
         Company: CJSC Globalstar - Space Communications
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: OJSC RTC-Leasing
         Position: Chairman of Board of Directors

         Period: 2001 - present
         Company: CJSC RTComm.RU
         Position: member of Board of Directors

         Period: 2001 - present
         Company: NP Center for Research into Problems of the Development of Telecommunications
         Position: member of Council

         Period: 2001 - present
         Company: NPF Rostelecom-Garantia
         Position: member of Council.

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC Telmos
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Severo-Zapadny Telecom (North-Western Telecom)
         Position: Chairman of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Stanislav Petrosovich Avdiyants

         Year of birth: 1946
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 1999
         Company: OJSC Svyazinvest
         Position: Deputy Head of Economic and Finance Service

         Period: 1999 - 2000
         Company: OJSC Svyazinvest
         Position: Deputy Head of the Economic Forecasting and Aggregate Planning Department

         Period: 2000 - present
         Company: OJSC Svyazinvest
         Position: Executive Director - Head of Economic and Tariff policies Department

         Period: 2000, 2001 - 2002, 2003 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 1999 - 2001
         Company: OJSC Svyazinform (Chuvash republic)
         Position: Chairman of Board of Directors

         Period: 1999 - 2002
         Company: OJSC Electrosvyaz (Kostroma district)
         Position: Chairman of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Yekaterinburgskaya Telefonnaya Set
         (Yekaterinburg Telephone Network)
         Position: member of Board of Directors

         Period: 2001 - 2003
         Company: OJSC Kostromskaya GTS (Kostroma GTS)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Magadansvyazinform
         Position: Chairman of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Tsentralny Telegraf (Central Telegraph)
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Tsentralnaya Kommunikatsionnaya Kompaniya
         (Central Communications Company)
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (Southern Telecommunications Company)
         Position: member of Board of Directors

         Stockholdings in the Company: 0.00081%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Vadim Yevgenievich Belov

         Year of birth: 1958
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 1998
         Company: Moscow representative office SPK Capital Limited
         Position: Managing Director

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: member of Management Board

         Period: 1999 - 2000
         Company: OJSC Kirovelectrosvyaz
         Position: Chairman of Supervisory Board

         Period: 1999 - 2000
         Company: OJSC Electrosvyaz (Stavropol area)
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Electrosvyaz (Moscow district)
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Tsentralnaya Kommunikatsionnaya Kompaniya
         (Central Communications Company)
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Volgogradelektrosvyaz
         Position: Chairman of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Volgogradelektrosvyaz
         Position: member of Board of Directors

         Period: 1999 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (Southern Telecommunications Company)
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektrosvyaz (Novosibirsk district)
         Position: member of Board of Directors

         Period: 1999 - 2001, 2002 - present
         Company: OJSC Uralsvyazinform
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektrosvyaz (Rostov district)
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Uraltelecom
         Position: Chairman of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Chelyabinsksvyazinform
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Tsentralny Telegraf (Central Telegraph)
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC North-Western Telecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: NP Center for Research into Problems of the Development of Telecommunications
         Position: Chairman of Council

         Period: 2002 - 2003
         Company: NPF Telecom-Soyuz
         Position: member of Council

         Period: 2002 - 2003
         Company: OJSC RTC-Leasing
         Position: member of Board of Directors

         Period: 2001 - 2003
         Company: NPF Rostelecom-Garantiya (Rostelecom-Guarantee)
         Position: member of Council

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Nikolai Pavlovich Emelyanov

         Year of birth: 1948
         Education: higher

         Positions for the last 5 years:

         Period: 1995 - present
         Company: OJSC Novgorodtelecom
         Position: General Director

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

         Aleksandr Vladimirovich Lopatin

         Year of birth: 1964
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1999
         Company: RAO UES
         Position: Head of Treasury

         Period: 1999 - 2003
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 2000 - 2003
         Company: OJSC Svyazinvest
         Position: member of Management Board

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Management Board

         Period: 2000 - 2001
         Company: OJSC Elektrosvyaz of the Rostov Region
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Tsentralny Telegraf (Central Telegraph)
         Position: Chairman of Board of Directors

         Period: 2000 - 2002
         Company: OJSC Khantymansiiskokrtelecom
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Tsentralnaya kommunikatsionnaya kompaniya
         (Central Communications Company)
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Elektrosvyaz of the Krasnoyarsk Region
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2000 - present
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2002 - 2003
         Company: OJSC Sibirtelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Sibirtelecom
         Position: Chairman of Board of Directors

         Period: 2002 - present
         Company: OJSC Volgatelecom
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Dalsvyaz
         Position: Chairman of Board of Directors

         Period: 2000 - present
         Company: OJSC RusLeasingSvyaz
         Position: Chairman of Board of Directors

         Period: 2000 - 2003
         Company: CJSC MobiTel
         Position: member of Board of Directors

         Period: 2003 - 2003
         Company: CJSC MobiTel
         Position: Chairman of Board of Directors

         Period: 2002 - 2003
         Company: NP Center for Research into Problems of the Development of Telecommunications
         Position: Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Stanislav Nikolaievich Panchenko

         Year of birth: 1945
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 1998 - present
         Company: OJSC Svyazinvest
         Position: member of Management Board

         Period: 1999 - 2000
         Company: OJSC Sankt-Peterburgsky Telegraf (St. Petersburg's Telegraph)
         Position: member of Management Board

         Period: 1999 - 2000
         Company: OJSC Saint-Petersburg MMT
         Position: member of Supervisory Board

         Period: 1999 - 2000
         Company: OJSC Moscow MMT
         Position: member of Board of Directors

         Period: 1999 - 2001
         Company: OJSC Peterburgskaya Telefonnaya Set
         (St. Petersburg Phone Network)
         Position: member of Board of Directors

         Period: 1999 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 1999 - present
         Company: OJSC Lensvyaz
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz (Vladimir district)
         Position: member of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Electrosvyaz (Vladimir district)
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Lipetskelektrosvyaz
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Nizhegorodsvyazinform
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz (Stavropol area)
         Position: Chairman of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz (Rostov district)
         Position: member of Board of Directors

         Period: 2001 - present
         Company: OJSC Dagsvyazinform
         Position: Chairman of Board of Directors

         Period: 2002 - 2002
         Company: OJSC Voronezhsvyazinform
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya
         (Southern Telecommunications Company)
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Viktor Abramovich Polishchuk

         Year of birth: 1938
         Education: higher

         Positions for the last 5 years:

         Period: 1995 - present
         Company: OJSC Rossiiskaya telekommunikatsionnaya set
         (Russian Telecommunications Network)
         Position: President

         Period: 1995 - present
         Company: OJSC Aerocom, CJSC CenterTelecomService Moscow district, CJSC Na Ilyinke
         Position: member of Board of Directors

         Period: 1995 - present
         Company: LLC ENIKS-N, LLC Group Office, LLC Belyayevo Center, CJSC Trillprom
         Position: General Director

         Period: 2000 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Irina Mikhailovna Ragozina

         Year of birth: 1950
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1999
         Company: OJSC Svyazinvest
         Position: Head of Shareholding Management Service

         Period: 1999 - present
         Company: OJSC Svyazinvest
         Position: Director of the Corporate Governance Department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 1998 - 1999
         Company: OJSC Giprosvyaz
         Position: Chairman of Board of Directors

         Period: 1998 - present
         Company: OJSC Peterburgskaya Telefonnaya Set'
         (St. Petersburg Phone Network)
         Position: member of Board of Directors

         Period: 1998 - 2002
         Company: OJSC Svyazinform of the Chelyabinsk Region
         Position: Chairman of Board of Directors

         Period: 1998 - 2002
         Company: OJSC Kamchatsvyazinform
         Position: member of Board of Directors, Chairman of Board of Directors

         Period: 1998 - 1999
         Company: OJSC Elektrosvyaz of the Vladimir Region
         Position: member of Board of Directors

         Period: 1999 - 2000
         Company: OJSC Lensvyaz
         Position: member of Board of Directors

         Period: 2000 - 2000
         Company: OJSC Saint-Petersburg MMT
         Position: member of Supervisory Council

         Period: 2000 - present
         Company: OJSC MGTS
         Position: member of Board of Directors

         Period: 2001 - 2002
         Company: OJSC Electrosvyaz (Kurgan District)
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Mikhail Viktorovich Slipenchuk

         Year of birth: 1965
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1998
         Company: CB Metropol
         Position: Head of Securities Department, Deputy Chairman of Management Board on Securities Market Operations

         Period: 1998 - present
         Company: LLC Investitsionnaya Finansovaya Kompaniya Metropol (LLC Metropol Investment Financial Company)
         Position: General Director

         Period: 2000 - present
         Company: LLC Donskaya 13, LLC Varna-95
         Position: General Director

         Period: 2003 - present
         Company: OJSC Ulyanovskenergo
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: LLC Metropol
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Elektroistochnik
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Evgeny Valerievich Yurchenko

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: CJSC Bank Menatep SPB
         Position: Branch Manager

         Period: 2001 - 2002
         Company: OJSC Bank Menatep SPb
         Position: Head of regional center, vice-president, member of Management Board

         Period: 2002 - present
         Company: OJSC Svyazinvest
         Position: Deputy General Director

         Period: 2003 - present
         Company: OJSC Svayzinvest
         Position: member of Management Board

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Giprosvyaz
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC VolgaTelecom
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC Sibirtelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Dalsvyaz
         Position: member of Board of Directors

         Period: 2003 - 2003
         Company: OJSC RTC-Leasing
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC RTComm.RU
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC RusLeasingSvyaz
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC RTC-Invest
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: NPF Telecom-Soyuz
         Position: member of Council

         Period: 2003 - present
         Company: OJSC CB Svyaz-bank
         Position: member of Management Board

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     As of December 31, 2003, the duties of General Director of the Company were fulfilled by

     Dmitry Yevgenievich Yerokhin.

         Year of birth: 1950
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2001
         Company: OJSC Rostelecom
         Position: Deputy General Director - Head of TCMS -9

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: First Deputy General Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: General Director

         Stockholdings in the Company: 0.00037%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Sergei Lvovich Akopov

         Year of birth: 1953
         Education: professional

         Positions for the last 5 years:

         Period: 2000 - 2001
         Company: CJSC PeterStar
         Position: Office-Manager

         Period: 2001 - 2003
         Company: CJSC Petersburg Transit Telecom
         Position: Administration Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Administration Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Vladimir Ivanovich Androsik

         Year of birth: 1975
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2001
         Company: CJSC PeterStar
         Position: Junior Specialist, Specialist, Senior specialist, Finance manager, Deputy Finance Director on management accounts

         Period: 2001 - 2001
         Company: OJSC Rostelecom
         Position: Adviser to General Director on Economic and Finance

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Finance Director, member of Management Board

         Period: 2002 - present
         Company: CJSC Rustel
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC Moscow Cellular Communications
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC Globalstar - Space Telecommunications
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC CB Svayz-bank
         Position: member of Board of Directors

         Period: 2002 - present
         Company: OJSC RTComm.RU
         Position: member of Board of Directors

         Period: 2002 - present
         Company: CJSC Telecom-Center
         Position: member of Board of Directors

         Period: 2001 - present
         Company: NPF Rostelecom-Garantia
         Position: member of Council

         Period: 2003 - present
         Company: CJSC MTs NTT
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Infotex Taganrog Telecom
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC A-Svyaz
         Position: Chairman of Board of Directors

         Period: 2003 - present
         Company: OJSC MMTS-9
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Dmitry Mikhailovich Gurevich

         Year of birth: 1971
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2003
         Company: Saint-Petersburg branch CJSC Lucent Technologies
         Position: Project Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Project Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Vadim Yurievich Izotov

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 2001
         Company: CJSC North-West GSM
         Position: Head of Group, Deputy General Director - Head of Group IT Department

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Advisor to General Director on IT, Deputy General Director - IT Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Igor Alekseievich Kalugin

         Year of birth: 1964
         Education: higher

         Positions for the last 5 years:

         Period: 1999 - 2001
         Company: CJSC PeterStar
         Position: Finance Director

         Period: 2001 - 2003
         Company: CJSC Petersburg Transit Telecom
         Position: General Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: First Deputy General Director - Director of MMT branch

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Aleksandr Vladimirovich Lopatin (information given above)

     Aleksandr Aleksandrovich Lutsky

         Year of birth: 1972
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2000
         Company: CJSC Saint-Petersburg Payphones
         Position: Finance Director

         Period: 2000 - 2001
         Company: CJSC Petersburg Transit Telecom
         Position: Finance Director

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Chief Accountant

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Vladimir Konstantinovich Mironov

         Year of birth: 1956
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2000
         Company: Military Service
         Position: Military

         Period: 2001 - 2002
         Company: CJSC PeterStar
         Position: Head of Security Department

         Period: 2001 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director on Personnel and Security

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Galina Vasilievna Rysakova

         Year of birth: 1967
         Education: higher

         Positions for the last 5 years:

         Period: 1989 - 2001
         Company: OJSC International Airport Sheremetievo
         Position: Head of HR Department

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: Head of HR Department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - HR Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Dmitry Vyacheslavovich Sigalov

         Year of birth: 1973
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 2002
         Company: OJSC Telecominvest
         Position: Head of Legal Department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director on Legal Issues

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Gulnara Shamilievna Khasyanova

         Year of birth: 1970
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - 1999
         Company: OJSC Rostelecom, MMTS-10 branch
         Position: Head of Business Development Department

         Period: 2000 - 2002
         Company: OJSC Rostelecom, MMT branch
         Position: Head of Business Development Department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Deputy General Director - Commercial Director

         Stockholdings in the Company: 0.00025%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Vladimir Vladimirovich Terekhov

         Year of birth: 1958
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 2001
         Company: CJSC PeterStar
         Position: Engineer, Manager, Senior Manager, Deputy Technical Director on Development and Re-engineering

         Period: 2001 - 2003
         Company: OJSC Rostelecom
         Position: Deputy General Director - Technical Director

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: First Deputy General Director

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

5.3 Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

     The amounts paid out by the Company in 2002, by type of payments (including salaries, bonuses, commissions, benefits and/or cost reimbursement, as well as other material rewards) constitute:

-    to members of the Board of Directors: 14,702,454 rubles;

-    to members of the Management Board: 48,429,509 rubles.

     No material agreements were signed on these payments in 2003.

5.4 Organization and Authority of the Auditing Bodies of the Issuer's Financial and Business Operations

     As of December 31, 2003, an auditing commission and an internal audit unit have operated within the Company, and an auditor has been appointed, in accordance with the Articles of Association of the Company and for the purpose of auditing its financial and business operations.

     The Audit Commission was elected at the annual general meeting (AGM) of shareholders on June 15, 2003 to consist of two members. In accordance with the Company's Articles of Association, the Audit Commission's authority includes:

-    verifying the data contained in reports and other documents of the Company;

- revealing violations of the procedure established by the legal acts of the Russian Federation for financial accounting and reporting;

- verifying compliance with the legal standards for tax assessment and payment of taxes;

- revealing violations of the legal acts of the Russian Federation regulating the financial and business operations of the Company;

- assessing the cost-effectiveness of the financial and business operations of the Company.

     The Internal Audit Unit was set up in the Company in 2002 as part of the Corporate Audit Division of the Financial Directorate under the Deputy General Director - Finance Director, and, as of December 31, 2003, had three members. The Division's Head is in charge of the Internal Audit Unit.

     The Regulations on the Internal Audit Unit set out its main functions as follows:

- organizing and holding audits, checks, official investigations with regard to the core financial and business operations of the Company;

- verifying the performance efficiency of the Company's units in fulfilling their roles and functions, and their compliance with financial discipline in implementing the decisions of the Company's management bodies;

- monitoring compliance by the Company's units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and elaborating recommendations for improvement thereof;

- analyzing the results of audits and checks of the Company conducted by outside auditors (independent auditor), and monitoring the development and implementation of remedial and preventive action plans;

- holding expert reviews of problem issues in the financial and business operations of the Company;

- considering and agreeing, on instructions from the Company's management, draft contracts, checking on the need for and feasibility of concluding them, and the compliance of contractual terms and conditions with the bylaws and interests of the Company;

- considering and agreeing, on instructions from of the Company's management, draft minutes of meetings of the Management Board, Board of Directors, and general meetings of the shareholders of the Company;

- revealing material violations and internal problems exerting or capable of exerting a detrimental impact on the functioning of the Company, analyzing the reasons for the appearance of material violations and internal problems, and assessing their impact on the financial and business operations of the Company.

     Information on the Company's Auditor is given in item 1.3 The Issuer's the auditor (auditors).

     Within the Company, active work is under way to draw up an internal document setting out the rules for preventing any abuse of official (insider) information. As of December 31, 2003, this document had not yet been approved by the Board of Directors of the Company.

5.5  Members of the Bodies Auditing the Issuer's Financial and Business
     Operations

     The Audit Commission of the Company is made up of:

- I.V. Prokofieva - Deputy Director of the Department for Internal Audit and Economic Analysis, OJSC Svyazinvest;

-    K.V. Belyaev - Chief Accountant of OJSC Svyazinvest.

     Irina Vladimirovna Prokofieva

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: OJSC Telecominvest
         Position: Tax Specialist

         Period: 2001 - present
         Company: OJSC Svyazinvest
         Position: Director of the Department for Internal Audit and Economic Analysis

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Audit Commission

         Period: 2003 - present
         Company: CJSC Ermak RMS
         Position: member of Board of Directors

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Konstantin Vladimirovich Belyaev

         Year of birth: 1968
         Education: higher

         Positions for the last 5 years:

         Period: 1992 - 2001
         Company: OJSC Artelecom
         Position: Deputy Chief Accountant, Chief Accountant

         Period: 2001 - present
         Company: OJSC Svyazinvest
         Position: Chief Accountant

         Period: 2002 - 2002
         Company: OJSC Artelecom
         Position: member of Board of Directors

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: member of Audit Commission

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     The Internal Audit Unit consists of:

     Oleg Stanislavovich Shedenkov
     (head of the Corporate Control Division, which includes Internal Audit
     Unit)

         Year of birth: 1975
         Education: higher

         Positions for the last 5 years:

         Period: 1998 - 2001
         Company: RAO Norilsky Nickel
         Position: chief specialist in internal audit department of the control and audit division

         Period: 2001 - 2002
         Company: OJSC Norilskaya Gornaya Companiya (Norilsk Mining Company)
         Position: Deputy Head of the Audit Department of the Control and Audit Division

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Head of the Internal Audit Unit, Head of the Corporate Control Division

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Valery Petrovich Ryzhy

         Year of birth: 1978
         Education: higher

         Positions for the last 5 years:

         Period: 2000 - 2002
         Company: CJSC Audit company FinEscort
         Position: 3rd category expert in audit department

         Period: 2002 - present
         Company: OJSC Rostelecom
         Position: Lead specialist of the audit service of the Company's Internal Audit Unit

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Yelena Alekseevna Filippova

         Year of birth: 1951
         Education: higher

         Positions for the last 5 years:

         Period: 1997 - 1999
         Company: OJSC Rostelecom, MMT branch
         Position: Chief specialist in new services development department

         Period: 2000 - 2003
         Company: OJSC Rostelecom, MMTS-10 branch
         Position: Chief specialist in new services development department

         Period: 2003 - present
         Company: OJSC Rostelecom
         Position: Chief specialist of the audit service of the Company's Internal Audit Unit

         Stockholdings in the Company: 0.00099%
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

     Olga Vissarionovna Polunina

         Year of birth: 1969
         Education: higher

         Positions for the last 5 years:

         Period: 1996 - 1999
         Company: Coca-Cola Molino Novosibirsk
         Position: Chief accountant

         Period: 1999 - 2000
         Company: Fuel regional association
         Position: Deputy General Director on Economics and Finance

         Period: 2000 - 2002
         Company: FIG Sayvur Management
         Position: Finance manager

         Period: 2002 - present
         Company: OJSC Rostelecom, Sibir branch
         Position: Chief accountant, Internal auditor

         Stockholdings in the Company: none
         Stockholdings in affiliated companies: none
         Relations to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations: none

5.6 Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer's Financial and Business Operations

     Remuneration of the members of Audit Commission in the 2002 financial year amounted to: 1,972,140 rubles.

     Remuneration to the staff of the Internal Audit Unit in the 2003 financial year amounted to: 2.079.262,88 rubles.

     Remuneration to the staff of the Internal Audit Unit in the 2004 financial year is paid out in accordance with the unit's staffing table.

5.7 Number of Issuer's Employees, Employee Education and Category Summary Data, and Headcount Changes

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

5.8 The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter (Share) Capital (Equity Fund)

     As of December 31, 2003, no agreements or obligations of the Company existed with respect to the potential participation of employees of the Company in its share capital, including option programs.

                VI. The Issuer's Participants (Shareholders) And
                          Interested-Party Transactions

6.1  The Total Number of the Issuer's Shareholders (Participants)

     As of December 31, 2003, the total number of shareholders registered in the register of OJSC Rostelecom amounted to 19,737 entities, including 38 nominee holders.

6.2 The Issuer's Participants (Shareholders) Owning At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital (Equity Fund) Or At Least 20% Of Their Ordinary Shares

     As of December 31, 2003, the shareholders of the Company include the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1. Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Investment Telecommunications Company)

          Short name: Svyazinvest
          TIN: 7710158355
          Address: 55 Plyushchikha St. Bld. 2, Moscow, 119121
          Stake in the Company's charter capital: 38%
          Stake in the Company's ordinary shares in charter capital: 38% Shareholders of OJSC Svyazinvest include:

          - Russian Federal Property Fund (RFPF), 25% share of the charter capital minus 2 shares, located at: 9 Leninsky Prospekt, Moscow, 119049; TIN 7704097841;

          - Ministry for Property Relations of Russian Federation, 50% share of the charter capital plus 1 share, located at: 9 Nikolsky Per., Moscow, 103685; TIN 7710144747;

          - MUSTCOM LIMITED (Mustcom Ltd.), 25% share of the charter capital plus 1 share, located at: 3 Themistoklis Dervis Street, Julia House CY-1066 Nicosia, Cyprus.

2.   Full name: Closed Joint Stock Company ING Bank (Eurasia) CJSC

          Short name: CJSC ING Bank (Eurasia)
          TIN: 7712014310
          Address: 31 Krasnaya Presnya St., Moscow, 123022
          Stake in the Company's charter capital: 22.98%
          Stake in the Company's ordinary shares in charter capital: 19.89%

          CJSC ING Bank (Eurasia) is a subsidiary bank of the ING Group, which is an international financial institution, founded in Netherlands and active in various spheres of banking, insurance and asset management.

3. Full name: Noncommercial Partnership Natsionalny Depozitarny Tsentr (National Depositary Center)

          Short name: NP NDC
          TIN: 7706131216
          Address: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009 Stake in the Company's charter capital: 15.05%
          Stake in the Company's ordinary shares in charter capital: 8.56%

          The founders of NP NDC are the Bank of Russia and CJSC Moscow Interbank Currency Exchange.

4. Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company)

          Short name: CJSC DCC
          TIN: 7710021150
          Address: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047
          Stake in the Company's charter capital: 6.38%
          Stake in the Company's ordinary shares in charter capital: 3.94%

          The shareholders of CJSC DCC are 9 of the biggest financial institutions, including ING Bank (Eurasia) CJSC, Deutsche Bank Ltd., OJSC CB Savings Bank of the Russian Federation, and NP DCC.

6.3 Portions Of The Issuer's Charter (Share) Capital (Equity Fund) Owned By The State Or A Municipal Entity Or The Existence Of Special Rights (The Golden Share)

     As of December 31, 2003, the shareholders of the Company did not include the state (a municipal entity). There are no any special rights by the state or any municipal entities in managing the Company.

6.4 Restrictions Concerning Participation In The Issuer's Charter (Share) Capital (Equity Fund)

     In accordance with the Company's constitutive documents and applicable Russian Federation legislation, there are no restrictions on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder.

     However, in accordance with chapter 10 of the Federal Law on Joint Stock Companies, an entity that, alone or jointly with its affiliates, acquires 30% or more of the ordinary shares placed by the Company shall notify the Company in writing of its intent to acquire the said shares not later than 30 days before the share acquisition date, and also offer the other shareholders to sell it the Company's ordinary shares owned by them at a price that is no less than the weighted average purchase price for the Company shares obtaining over the past six months preceding the date of acquiring 30% or more of the Company's shares.

     Moreover, in accordance with the law of the Russian Federation on Competition and the Limitation of Monopolistic Activities on Commodity Markets, the acquisition by an entity (group of entities) of voting shares in the Company's charter capital, giving that entity (group of entities) the right to dispose of more than 20% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.

     There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

6.5 Changes In The Composition And Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares

     As of April 28, 2003, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2002 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 23.55%. The size of its ordinary shares constituted 19.44% of the Company's charter capital (nominee holder).

3. Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (TIN 7706131216) registered at: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009. Its share in the charter capital of the Company amounted to 11.36%. The size of its ordinary shares constituted 7.01% of the Company's charter capital (nominee holder).

     As of April 14, 2002, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2001 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 19.25%. The size of its ordinary shares constituted 19.25% of the Company's charter capital (nominee holder).

3. Noncommercial Partnership Natsionalny Depozitarny Tsentr (National Depositary Center) (TIN 7706131216) registered at: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009. Its share in the charter capital of the Company amounted to 5.98%. The size of its ordinary shares constituted 4.41% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887), registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 5.8%. The size of its ordinary shares constituted 1.65% of the Company's charter capital (nominee holder).

5. Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) (TIN 7710021150) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 5.35%. The size of its ordinary shares constituted 3.04% of the Company's charter capital (nominee holder).

     As of May 9, 2001, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2000 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55, Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 20.68%. The size of its ordinary shares constituted 20.68% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) (TIN 7710021150) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 7.02%. The size of its ordinary shares constituted 4.4% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 5.88%. The size of its ordinary shares constituted 1.25% of the Company's charter capital (nominee holder).

     As of May 8, 2000, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1999 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 22.32%. The size of its ordinary shares constituted 22.32% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 6.71%. The size of its ordinary shares constituted 2.16% of the Company's charter capital (nominee holder).

     As of May 10, 1999, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1998 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at: 55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 15.07%. The size of its ordinary shares constituted 15.07% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Brunswick Warburg Nominees (TIN 7711080038) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 9.76%. The size of its ordinary shares constituted 1.89% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 6.48%. The size of its ordinary shares constituted 2.94% of the Company's charter capital (nominee holder).

6.6  Interested Party Transactions Entered into by the Issuer

     During the 4th quarter of 2003 no transactions (groups of interrelated transactions) worth 5% or more of the balance sheet value of the Company's assets, determined as per its accounting statements for the 3nd quarter of 2003 were entered into.

6.7  Accounts receivable

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

     VII. The Issuer's Accounting Statements And Other Financial Information

7.1  The Issuer's Annual Accounting Statements

     Annual accounting statements are not included in the 3rd quarter report.

7.2 The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

7.3 The Issuer's Consolidated Accounting Statements for the Past Three Complete Financial Years or for Each Complete Financial Year

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

7.4  Total Exports and Exports as a Percentage of Total Sales

     According to the Resolution #03-32/ps of FCSM Russia passed on July 02, 2003 information on this item does not provided in Quarterly report for the fourth quarter.

7.5 Material Changes in the Issuer's Assets Since the Ending Date of the Latest Complete Financial Year

     No facts of the acquirement or alienation of assets in excess of 5% of the book value of assets took place.

7.6 The Issuer's Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

     During three preceding years up to the 4th quarter of 2003 and during the 4th quarter of 2003 OJSC Rostelecom was involved in the following material judicial proceedings:

1. The case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to the Savings Bank of the Russian Federation to recover 29,580,850 rubles on the grounds of improper performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to payment order No. 99666 of August 2, 1999 in electronic form. The Arbitrazh Court of the City of Moscow of first instance in its ruling of May 31, 2000 left the claim without consideration due to non-observance of the pretrial procedure for dispute settlement provided for under the agreement. The appellate instance upheld the above ruling in its ruling dated July 27, 2000. In its ruling dated September 28, 2000 the Federal Arbitrazh Court of the Moscow Circuit repealed the above judicial acts, and the case was referred to the first instance of the Arbitrazh Court of the City of Moscow. The Arbitrazh Court of the City of Moscow ruled against the Company, and the appeals instance upheld that decision. On March 22, 2001, the court of cassation repealed the acts of the lower instances and remanded the case. In its decision of July 6, 2001 the Arbitrazh Court of the City of Moscow ruled that a technical review be held to examine the Client-Savings Bank electronic payment system. Following receipt of the expert opinion the court proceedings were renewed by decision dated November 6, 2002. Due to the need for the experts to attend the court, the proceedings had been adjourned. During the proceedings held in January and February 2003, examination of the experts was held and the review findings were considered. By decision dated March 11, 2003, the claim was repealed. OJSC Rostelecom filed an appeal on April 11, 2003. The appeals instance repealed the appeal filed by OJSC Rostelecom. OJSC Rostelecom filed a cassation appeal with the Federal Arbitrazh Court of the Moscow Circuit that was considered in the 4th quarter of 2003. A cassation appeal was repealed. Currently Rostelecom is looking for further ways to defend its rights.

2. The case of a claim by OJSC Rostelecom against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution on tax liability dated October 29, 2002 for tax violation in the form of non-payment (failure to pay in full) of Uniform Social Tax as a result of incorrect tax calculation, in the form of a penalty of 20% of the amount of unpaid tax-384,293.23 rubles, and on recovering from OJSC Rostelecom of unpaid tax in the amount of 1,921,466.16 rubles. In the opinion of the tax authority OJSC Rostelecom, in calculating and making advance payments of UST for the first six months of 2002 had incorrectly calculated the amount of expenses for state social insurance. By a ruling of the Arbitrazh Court of the City of Moscow preliminary hearing was held on December 23, 2002. By decision of the court of first instance dated January 22, 2003, No. 40 Resolution of October 29, 2002 was declared invalid as inconsistent with tax law. By its ruling of June 17, 2003 based on the examination of the appeal filed by Interregional Tax Inspectorate No. 40 for the City of Moscow the cassation instance of the Federal Arbitrazh Court of the Moscow Circuit upheld the decision of the court of first instance and dismissed the cassation appeal filed by Interregional Tax Inspectorate No. 40.

3. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against the Russian Defense Ministry. The claim was filed to recover from the military unit a debt in the amount of 32,822,803.56 rubles and default interest for the use of borrowed money in the amount of 12,485,622.71 rubles. The debt was formed as a result of the military unit's failure to perform its obligations of payment for tonal frequency channels provided by the Company under a pertinent Agreement of March 24, 2000. After the claim was specified insofar as the amount of interest was concerned, the Arbitrazh Court of Moscow by its decision of June 2, 2003 sustained the amended claim by OJSC Rostelecom in the amount of 32,822,803.56 rubles of the principal and 12,783,859.27 rubles of default interest for the use of borrowed money, In accordance with the court's decision the principal amount was paid by the Russian Defense Ministry. The Federal Arbitrazh Court of the District of Moscow reversed, on the basis of the decision of the High Arbitrazh Court, the said decision with respect to collection of accrued interest and sent the case to the first instance for a new trial. The re-trial is scheduled for February 9, 2004.

4. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against JSCB Savings Bank of Russia, JSC Saules Bank (Latvia), JSC Lateco Bank (Latvia) and JSC ElmexLLC (USA) to recover losses in the amount of 29,580,871 rubles inflicted jointly by the said banks by violating the procedure of banking operations in performing payment order No. 99666 dated August 2, 1999, as well as by subsequent remittance of cash from OJSC Rostelecom's settlement account under that payment order. Due to reorganization of JSC Saules Bank its successor, JSC Rietumu Bank, was recognized as a co-respondent. Preliminary proceedings were held on June 19, 2003. By decision of the Arbitrazh Court of the City of Moscow dated September 23, 2003 the claim was repealed. The Company filed an appeal that was considered in the 4th quarter of 2003. An appeal was repealed. Rostelecom are preparing to file a cassation appeal.

5. The case considered on June 21, 2001 by the Arbitrazh Court of the City of Moscow upon a claim of the Russian Telecommunications Development Corporation (RTDC) against OJSC Rostelecom and CJSC Sistema Telecom (CJSC Dontelecom being the third party) to declare invalid CJSC Dontelecom Shares Sale Contract No. (1) 24.1.20 dated February 1, 1999 concluded between OJSC Rostelecom and CJSC Sistema Telecom. The first instance of the Arbitrazh Court of the City of Moscow ruled the claim be dismissed. That decision has entered into force and at present it is already non-appealable. The Russian Telecommunications Development Corporation (RTDC) on August 6, 2001 filed another claim with the Arbitrazh Court of the City of Moscow to transfer rights and obligations of the buyer under the said share sale contract to the plaintiff. By Arbitrazh Court of the City of Moscow first instance decision dated August 28, 2001 the claims were sustained. Given the factual situation in the case and since the decision cannot be enforced (the shares are owned by foreign individuals who are not participants in the proceedings), OJSC Rostelecom, for its part, will not appeal against that decision. The executory process for this case was closed in April 2002 due to the impossibility of the arbitrazh court decision to be enforced.

6. The case considered on January 15, 2002 by the Arbitrazh Court of the City of Moscow upon the claim by CJSC Telecros against OJSC Rostelecom to recover 21,060,000 rubles for communication services allegedly provided during March-December 1998 in the absence of an agreement. The respondent did not admit the claim. By its ruling of February 14, 2002 the court suggested that the parties make arrangements for the settlement of the dispute and postponed the proceedings until March 14, 2002. That session was also postponed until April 15, 2002 due to non-appearance of representatives of the Plaintiff and their corresponding request for adjournment. Subsequently court proceedings were postponed and adjourned until June 3, 2002 and June 28, 2002, respectively. In the court hearing held on June 28, 2002 the plaintiff renounced the claim in full with the resulting ruling by the court on the termination of proceedings.

7. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 194,888,838.65 rubles, including 166,218,501.6 rubles of the principal and 28,670,337.06 rubles of interest for the use of borrowed money. As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 109,732,890 rubles, the value of the claim was changed to make 56,485,611.59 rubles of the principal and 32,615,613.91 rubles of interest for the use of borrowed money. By decision of the Artibrazh Court dated September 11, 2003 the claim by the Company in the amount of 56,485,611.59 rubles was sustained, and the remaining part of the claim was dismissed "as having no legal grounds."

8. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution #90/03. Hearings were held on November 27, 2003 and December 23, 2003. By decision of the Artibrazh Court dated December 23, 2003 the case consideration is scheduled for January 12, 2004.

                VIII. Additional Information About The Issuer And
                       Placement Of Its Issued Securities

8.1  Additional Information About the Issuer

8.1.1     The Issuer's Charter (Share) Capital (Equity Fund) Size and Structure

     The amount of the charter capital of the Company as of December 31, 2003 was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total of 607,078.6725 rubles).

     As of December 31, 2003 approximately 23.5% of the Company's ordinary shares circulated outside the Russian Federation in the form of American Depositary Receipts II Level (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with a Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

     The Company's ADR have been listed and circulate at the New York Stock Exchange, and are also traded off-listing at London, Frankfurt and other stock exchanges.

8.1.2     Changes in the Size of the Issuer's Charter (Share) Capital (Equity
          Fund)

     In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom's shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the general meeting of shareholders (Minutes No. 1 dated July 1, 1999).

     As of the end of 1998, the Company's charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0,0025 rubles each.

     As of the end of 1999, the Company's charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0,0025 rubles each.

8.1.3     Formation and Uses of the Issuer's Reserve Fund and Other Funds

     Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company's net profits until the amount of the reserve fund reached 15% of the Company's charter capital. The reserve fund is designated for covering the Company's losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company's Charter. The reserve fund cannot be used for any other purposes. Information on he amount of reserve fund as of December 31, 2003, cannot be presented since the Company does not prepare financial statements for the 4th quarter.

8.1.4     The Procedure For Convening Meetings Of The Issuer's Top Management
          Body

     Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

     Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

     The shareholders should be notified of a forthcoming general meeting no less than 30 calendar days prior to the deadline for accepting ballot-papers by sending the following documents to the shareholders by registered mail:

-    the text of a notice about a forthcoming general meeting;
-    voting ballots.

     In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders' right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

     In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

     The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

     An extraordinary general meeting of shareholders shall be held by decision of the Board of Directors passed by a majority of its members attending the meeting on its own initiative or at a request from the Audit Commission or the auditor of the Company, as well as of a shareholder (shareholders) holding in the aggregate no less than 10% of the Company's voting shares as of the date of such request. A request for calling an extraordinary meeting of shareholders may be:

-    mailed to the address of the Company's location;

- served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

     If a request is sent by an ordinary letter or other ordinary mail, the date shown on the calendar stamp certifying the date of receipt of such mail shall be the date of filing such request, and if a request for calling an extraordinary general meeting is sent by registered letter or other registered mail, it shall be the date when such mail was served to the addressee against receipt. In the event of service against receipt the date of service shall be the date of filing such request.

     Any other matters related to filing requests shall be governed by the Regulations on the general meeting of shareholders.

     The agenda of a general meeting of shareholders shall be approved by the Company's Board of Directors. The procedure for proposing items to be placed on the agenda and for approving the agenda shall be determined by the Company's Charter and the Regulations on the General Meeting of Shareholders.

     Shareholders (a shareholder) owning in the aggregate no less than 2% of the Company voting shares shall be entitled to propose items to be placed on the agenda of an annual meeting of shareholders. Such proposals should be received by the Company not later than 60 days after the end of the financial year.

     Proposals of items to be placed on the agenda may be:

-    mailed to the address of the Company's location;

- served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

     If a proposal for the agenda of a general meeting is sent by mail, the date shown on the calendar stamp certifying the date of sending of such mail shall be the date of filing such proposal, and if a proposal for the agenda of a general meeting is served against receipt the date of serving shall be the date of filing such proposal.

     Information to be provided to shareholders in preparation for a general meeting of shareholders includes:

-    annual accounting statements of the Company;

- statements by the Company's Audit Commission and the auditor of the Company based on the audits of the annual accounting statements of the Company;

-    information on candidates for the Board of Directors;

-    information on candidates for the Audit Commission;

-    information on the proposed auditor of the Company;

- draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

- draft resolutions of the general meeting of shareholders proposed by persons entitled under this Charter to propose issues to be placed on the agenda of a meeting of shareholders or require the calling of an extraordinary general meeting of shareholders;

- any other information (materials) required for passing resolutions on the items of the agenda of a general meeting of shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a general meeting of shareholders.

     The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the general meeting of shareholders. Materials provided to persons eligible for attending the general meeting of shareholders in preparation for the general meeting shall not be sent to the shareholders. Any person eligible for attending the general meeting of shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the general meeting of shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.

8.1.5 Business Entities In Which The Issuer Owns At Least 5% Of Their Charter (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary Shares

     Information on business entities, in which, as of December 31, 2003, the Company owns at least 5% of their charter capital or at least 5% of their ordinary shares is set out in Annex No. 2 hereto.

8.1.6     Material Transactions Effected By The Issuer

     During the 4th quarter of 2003 no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company's assets as of September 30, 2003, have been effected.

8.1.7     The Issuer's Credit Ratings

     As of December 31, 2003, the Company's credit rating on Standard & Poor's international scale was A, "Positive" forecast.

     Credit rating history for the period from 1997 to 2003:

---------------------------- ---------------------------------------------
   Rating revision date                         Rating
---------------------------- ---------------------------------------------
November 13, 2003            B, "Positive" forecast
---------------------------- ---------------------------------------------
April 30, 2002               A-, "Steady" forecast
---------------------------- ---------------------------------------------
July 28, 2000                NNN, "Steady" forecast
---------------------------- ---------------------------------------------
April 12, 2000               NNN-, "Steady" forecast
---------------------------- ---------------------------------------------
November 16, 1999            NN, "Developing" forecast
---------------------------- ---------------------------------------------
February 8, 1999             NN, "Negative" forecast
---------------------------- ---------------------------------------------
August 17, 1998              NN, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
August 13, 1998              A-, "Negative" forecast
---------------------------- ---------------------------------------------
June 9, 1998                 A+, "Steady" forecast
---------------------------- ---------------------------------------------
May 27, 1998                 AA-, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
December 19, 1997            AA-, "Negative" forecast
---------------------------- ---------------------------------------------
February 14, 1997            AA-, "Steady" forecast
---------------------------- ---------------------------------------------

     Full and abbreviated business name and location of the credit rating organization:

     Standard and Poor's International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

     A brief description of the credit rating method:

     An issuer's credit rating on the Standard & Poor's international scale indicates the current opinion on the general creditworthiness of an issuer of bonds or guarantor or surety or business partner and its ability and intention to fully discharge its liabilities in due time. The Standard & Poor's long-term rating evaluates an issuer's ability to discharge its liabilities in due time. Long-term ratings vary from the highest AAA rating to the lowest D rating. Ratings within the AA to CCC range can be supplemented with "plus" (+) or "minus" (-) indicating an intermediate rating in relation to basic ratings.

     AAA - a very high ability to discharge one's obligations in full and in due time, the highest rating.

     AA - a high ability to discharge one's obligations in full and in due time.

     A - an upper medium ability to discharge one's obligations in full and in due time but with a strong sensitivity to unfavorable changes in the business, financial and economic environment.

     BBB - a sufficient ability to discharge one's obligations in full and in due time but with an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

     BB - no danger in the short term but an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

     B - an enhanced vulnerability in an unfavorable business, financial and economic environment but with the current possibility to discharge one's obligations in due time and in full.

     CCC - at the moment the issuer is potentially capable of defaulting on its obligations, with the discharging of obligations in due time largely depending on a favorable business, financial and economic environment.

     CC - present high probability of the issuer's failure to discharge its obligations.

     C - bankruptcy proceedings or any similar action have been instituted in relation to the issuer but payments or the discharging of obligations continue.

     SD - a selective default under a given obligations with ongoing payments in due time and in full under other obligations.

     D - a default in discharging obligations.

     AAA, AA, A e AAA ratings - investment class ratings.

     AA, A, NNN, NN and N - highly speculative ratings.

     A rating forecast indicates a possible movement of the rating in the next two or three years.

     "Positive" - the rating can go up.

     "Negative" - the rating can go down.

     "Steady" - changes are unlikely.

     "Developing" - the rating may go either up or down.

     The credit rating of borrower companies on the Standard & Poor's international scale consists of two basic elements: a business analysis and a financial profile analysis. A company's rating is not just simple computation of financial indicators. It is also a result of a thorough review of fundamental business characteristics, such as country risks, sector structure and growth prospects, competitive advantages of a company, its regulation system, management and strategy.

     Many of these factors are of a qualitative nature. They largely condition a company's future financial indicators. On the other hand, business risks condition the level of financial risks that a company can assume under a certain rating. In rating any company Standard & Poor's analysts are weighting business and financial position factors. In some cases a credit rating is determined primarily by business characteristics and in other cases the financial profile plays the dominant role.

     Assessment of business risks faced by a company begins with the analysis of the country and sectoral context. The level of stability in a company's operations in this or that country is affected by how dynamic, developed and sustained its economy is and how transparent and effective its legislation and regulation are, whether an adequate infrastructure is available, how its financial system operates and how well its lending standards are developed. Standard & Poor's experts examine the structure and development prospects of a given sector, the cycles and acuteness of competition, specific features of the regulation system, and reveal key factors of success in a given business and the major risk factors affecting the players in each sector. Standard & Poor's analysts examine a company's position on the market, its advantages over the rivals or, conversely, the spheres where the company is most vulnerable. Sectoral specifics are always taken into account and a comparative analysis is made in relation to other companies. Management and strategy reviews are equally important.

     Having analyzed the conditions under which the company is operating and its business position, Standard & Poor's analysts go over to financial analysis proper: examination of the company's financial statements, ratio computation, trend analysis and financial forecasting.

     Financial analysis is made with regard to sectoral specifics. In financial ratio computation analytical adjustments can be made, in particular in order to have differences in accounting standards and policies taken into account to exclude the effects of emergency operations. Standard & Poor's also analyzes the company's financial policies and its approach to risk management. Financial analysis is focused on cash flows, ratios of debt and interest coverage by cash flows or by proceeds from operations, and on liquidity. Capital pattern and profitability ratios are less significant as they are more abstract and largely depend on the conditionalities of accounting.

8.2  The Issuer's Shares By Category (Class)

     The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each of 0.0025 ruble nominal value, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

     No extra shares are being distributed.

     The number of OJSC Rostelecom stated shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

     No shares recorded on the Company balance.

     No securities convertible into shares.

     In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

     The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-A as of September 9, 2003.

     State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 have been annulled.

     The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-A as of September 9, 2003.

     State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16 have been annulled.

     Pursuant to the Company's Charter each ordinary share provides its holder with an equal scope of rights.

     Each holder of ordinary shares in the Company shall be entitled:

- to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

- to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

- to receive dividends if these are declared and paid out according to a procedure established by the Charter;

- to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

- to receive from the Company's registrar extracts from the shareholders register certified with the registrar's seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders' Register, approved by the Company's registrar within its authority;

- to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

- in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

- to require the Company to buy out all or any part of the holder's shares in cases and according to the procedure provided for under effective Russian Federation legislation;

- to sell shares to the Company in the event that the Company resolves to buy out such shares;

- to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

     A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

     A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Auditing Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

     A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

- to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

- to request a review (audit) of the financial and business operations of the Company.

     Every holder of ordinary shares in the Company is obliged to:

- pay for the Company's placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company's Charter and a resolution on the placement of these securities;

-    keep secret the confidential information on the Company's operations;

- perform other obligations provided for under the Charter, the Company's internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

     In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company's shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

     The Company's shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in
Article 91 of the Federal Law on Joint-Stock Companies, and the Company's
Charter.

     Pursuant to the Company's Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

     The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

     The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company's Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company's net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

     Every holder of a Class A preferred share shall be entitled to:

- sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

- take part in a general meeting of shareholders with the right to vote on issues of the Company's reorganization or liquidation;

- the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and
     (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

- in the event of the Company's liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company's creditors are completed. And the property remaining after the creditors' claims have been satisfied shall be used to effect payments in the following manner:

     o    available unpaid dividends on Class A preferred shares shall be paid;

     o holders of Class A preferred shares shall be paid the nominal value of the shares belonging to them;

     o the remaining property shall be distributed among the holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

          - receive from the Company's registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

          - receive information contained in the Company's documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

          - exercise the rights referred to in the Charter in accordance with the effective law and the Company's Charter.

          Each holder of Class A preferred shares is obliged:

          - not disclose confidential information on the Company's operations;

          - perform other obligations provided for under the Charter, the Company's internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.

8.3  Prior Issues of the Issuer's Securities Other Than its Shares

8.3.1     Issues of Which All Securities Have Been Redeemed (Cancelled)

     There are no issues all securities of which have been redeemed (cancelled).

8.3.2     Issues of Securities Currently in Circulation

     No securities other than shares have been issued by the Company.

8.3.3 Issues of Securities under Which the Issuer's Obligations Have Not Been Fulfilled (Default)

     There are no securities under which the Company's obligations have not been fulfilled.

8.4  Entity (Entities) that Have Provided Security for Bonds Issued

     No bonds have been issued by the Company.

8.5  Issued Bond Obligation Security Terms

     No bonds have been issued by the Company.

8.6  Organizations that Register the Rights to Securities Issued by the Issuer

     Since April 20, 1997, the register of the Company shareholders is run by a specialized registrar, CJSC Registrator-Svyaz, registered at: 15A Bol. Oleniya st., Moscow, 107014 and located at: 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00258 of November 1, 2002 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

8.7 Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

     As of December 31, 2003, matters related to the specifics of payment to nonresidents of dividends on the Company's shares are governed by the following laws:

     Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 3615-1 of October 9, 1992 on Currency Regulation and Currency Control as amended on July 7, 2003 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 16-FZ of July 9, 1999 on Foreign Investments in the Russian Federation as amended on July 25, 2002 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.

8.8 Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

     The Company has placed one type of issued securities only - its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares. Shareholder's tax is levied in the following manner.

          Dividends

          Individuals

     Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

     Dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 30%. The tax base is determined as the amount of dividends payable.

          Organizations

     Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

     Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

     Pursuant to Article 275 of the Tax Code of the Russian Federation, in payment of dividends to individuals and organizations the Company acts as a tax agent, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

          Proceeds from the Sale of Securities

          Individuals

     Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: (i) the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market or (ii) property tax deduction in the amount of up to 125,000 rubles (if the shares were owned by a given individual during a period of less than three years) or the full amount of proceeds from the sale of shares.

     Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

     PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents - sellers of the shares. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT.

          Organizations

     Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

     Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

     Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: i) the shares are sold on the territory of the Russian Federation and ii) in the period of such sale more than 50% of the Company's assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

     Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

          Application of International Agreement Provisions

     In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company's shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.

8.9 Dividends Declared (Accrued) and Paid on the Issuer's Shares, and Yields the Issuer's Bonds

------------------- ----------- ---------- ----------- ----------- ----------
 Year of General       1999       2000        2001        2002       2003
     Meeting
------------------- ----------- ---------- ----------- ----------- ----------
    Dividends        For 1998   For 1999    For 2000    For 2001   For 2002
------------------- ----------- ---------- ----------- ----------- ----------
   Distributed          0        0.1645      0.1634     0.2144961   0.54347
 dividends on one
  ordinary share
      (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends        0      115,195,425 119,068,979 156,302,519 396,024,589
  distributed on
 ordinary shares
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends        0      113,699,113 117,826,943 154,096,963 389,827,598
 actually paid on
 ordinary shares
      (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
   Distributed          0        0.8093      0.4243    0.9195237    1.27472
 dividends on one
Class A preferred
   share (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends        0      188,856,425 103,033,392 223,289,291 309,542,130
  distributed on
 preferred shares
      (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends        0      186,875,215 101,964,144 217,683,251 296,243,721
 actually paid on
 preferred shares
------------------- ----------- ---------- ----------- ----------- ----------

 Management body
    passing a       Annual      Annual     Annual      Annual      Annual
  resolution on     general     general    general     general     general
    payment of      meeting     meeting    meeting     meeting     meeting
   dividends on     of          of         of          of          of
      shares        shareholder shareholde shareholder shareholder shareholders
------------------- ----------- ---------- ----------- ----------- ----------
  Date of annual     June 26,    June 24,   June 30,    June 1,     June 15,
 general meeting       1999       2000        2001        2002        2003
 of shareholders
------------------- ----------- ---------- ----------- ----------- ----------
 Date and minutes   Minutes     Minutes    Minutes     Minutes     Minutes
number of general   No. 1 of    No. 1 of   No. 1 of    No. 1 of    No. 1 of
    meeting of      July 1,     July 4,    July 3,     June 10,    June 20,
   shareholders        1999       2000        2001        2002       2003
     passing
  resolution on
    payment of
    dividends
------------------- ----------- ---------- ----------- ----------- ----------
 Register closure     May 10      May 8      May 9      April 14    April 28
       date
------------------- ----------- ---------- ----------- ----------- ----------
Start of dividend       -       August 23  August 29    August 1    July 1
     payment
------------------- ----------- ---------- ----------- ----------- ----------
 End of dividend        -       December   December    December    December
     payment                       31          31          31         31
------------------- ----------- ---------- ----------- ----------- ----------

     OJSC Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons registered in the OJSC Rostelecom register as of the date of closure thereof.

     The sole reason for nonpayment of dividends is shareholders' failure to provide changes in the data to be entered into the register of the Company's securities holders with respect to the means of dividend receipt chosen by them in connection with:

o a change in a shareholder's place of residence in case of dividends remittance by mail order;

o a change in bank details in case of dividends remittance by bank money order;

o a shareholder's dismissal from the staff of the Company since only the Company's employees may receive dividends in the Company's cash office;

o    a change in passport data for any means of dividend payment selected.

     At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, a shareholder of the Company shall promptly inform the Company's registrar, CJSC Registrator-Svyaz, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

     Upon submission by a Company's shareholder of its changed data required for dividend payment the Company's registrar, CJSC Registrator-Svyaz will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company's registrar.

8.10 Other Information

     No information.

ANNEX  1


               Information on the Bank Accounts of OJSC Rostelecom


------------------ -------------------------- ------------------ ----------- ---------------------------
      Bank           Correspondent account     Location of the     Type of          Account number
                                                    bank          account
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC ING Bank      30101-810-5-00000-000222   31 Krasnaya        settlement  40702-840-2-000010-02132
(Eurasia)                                     Presnya St.,
                                              Moscow, 123022
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC ING Bank      30101-810-5-00000-000222   31 Krasnaya        Transit     40702-840-2-000010-02132
(Eurasia)                                     Presnya St.,
                                              Moscow, 123022
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC Bank          30101-810-5-00000-000222   31 Krasnaya        special     40702-840-0-000810-02132
(Eurasia)                                     Presnya St.,       transit
                                              Moscow 123022
------------------ -------------------------- ------------------ ----------- ---------------------------
JSC branch of      30101-810-5-000000-00641   73 Dusi            accumulation40702-810-0-440901-00360
Savings Bank of                               Kovalchuk St.,
RF No.139/0279                                Novosibirsk,
city of                                       630001
Novosibirsk
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    settlement  40702-810-0-000000-19803
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    settlement  40702-810-4-000000-19801
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    settlement  40702-810-7-000000-19802
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    transit     40702-840-1-000010-00082
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    settlement  40702-840-8-000000-00082
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    settlement  40702-840-4-000020-00082
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    settlement  40702-978-3-000000-19801
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    transit     40702-978-6-000010-19801
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    special     40702-978-9-000020-19801
Promsvyazbank                                 St., Moscow        transit
------------------ -------------------------- ------------------ ----------- ---------------------------
 JSCB CJSC         30101-810-6-000000-00119   10 Smirnovskaya    special     40702-051-4-000920-19801
Promsvyazbank                                 St., Moscow        transit
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    transit     40702-051-1-000910-19801
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSCB CJSC          30101-810-6-000000-00119   10 Smirnovskaya    settlement  40702-051-8-000800-19801
Promsvyazbank                                 St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
Arkhangelsk        30101-810-5-000000-00670   137 Lomonosova     expense     40702-810-5-040101-00855
branch of                                     Pr.,
Savings Bank of                               Arkhangelsk,
RF No. 8637 of                                163061
Northern Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Arkhangelsk        30101-810-5-000000-00670   137 Lomonosova     income      40502-810-7-040101-00017
branch of                                     Pr.,
Savings Bank of                               Arkhangelsk,
RF No.8637 of                                 163061
Northern Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Bataisk branch     30101-810-6-000000-00602   77 Rabochaya       expense     40702-810-6-522801-00330
of Savings Bank                               St., Bataisk,
of RF No.1554 of                              346880
South-Western
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Bashkiria branch   30101-810-5-000000-00674   5 R. Zorge St.,    expense     40702-810-0-060200-01646
of Savings Bank                               Ufa, 450059
of RF No. 8598
of Urals Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Bashkiria branch   30101-810-5-000000-00674   5 R. Zorge St.,    expense     40702-810-3-060200-00787
of Savings Bank                               Ufa, 450059
of RF No. 8598
of Urals Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Belgorod branch    30101-810-6-000000-00681   52 Lenina Pr.,     income      40702-810-2-070001-00891
of Savings Bank                               Belgorod, 308000
of RF No.8592 of
Central-Black
Soil Zone Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Belogorsk branch   30101-810-6-000000-00608   57 Lenin St.,      expense     40702-810-3-030301-00179
of Savings Bank                               Belogorsk, 676850
of RF No. 4133
of Far Eastern
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Buryatia branch    30101-810-9-000000-00607   3 Tereshkova      settlement  40702-810-2-091601-04609
of Savings Bank                               St., Ulan Ude,
of RF No. 8601                                670031
of Baikal Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Vernadskoye        30101-810-4-000000-00225   29/16 Sivtsev      settlement  40702-810-3-381001-00511
branch of                                     Vrazhek Per.,
Savings Bank of                               Moscow, 117997
RF No. 7970/1695
------------------ -------------------------- ------------------ ----------- ---------------------------
Vernadskoye        30101-810-4-000000-00225   29/16 Sivtsev      settlement  40702-810-2-381004-01598
branch of                                     Vrazhek Per.,
Savings Bank of                               Moscow, 117997
RF No. 7970/1696
------------------ -------------------------- ------------------ ----------- ---------------------------
Vernadskoye        30101-810-4-000000-00225   29/16 Sivtsev      settlement  40702-810-4-381001-00770
branch of                                     Vrazhek Per.,
Savings Bank of                               Moscow, 117997
RF No. 7970/1697
------------------ -------------------------- ------------------ ----------- ---------------------------
Vologograd         30101-810-2-000000-00607   40                 expense     40702-810-5-110201-02232
branch of                                     Kommunisticheskaya
Savings Bank of                               St., Volgograd ,
RF No. 8621 of                                400005
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Vologda branch     30101-810-5-000000-00670   33                 expense     40702-810-7-120001-01019
of Savings Bank                               Predtechenskaya
of RF No. 8638                                St., Vologda,
of Northern Bank                              160035
------------------ -------------------------- ------------------ ----------- ---------------------------
Vologda branch     30101-810-5-000000-00670   33                 income      40702-810-2-120001-00578
of Savings Bank                               Predtechenskaya
of RF No. 8638                                St., Vologda,
of Northern Bank                              160035
------------------ -------------------------- ------------------ ----------- ---------------------------
Municipal branch   30101-810-2-000000-00604   73-a Popova St.,   settlement  40702-810-6-021400-02755
of Savings Bank                               Barnaul, 656060
of RF No. 8203
of Altai Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Far Eastern Bank   30101-810-6-000000-00608   4 Brestskaya       income      40702-810-0-700001-00631
additional                                    St., Khabarovsk,
office No. 064                                680011
------------------ -------------------------- ------------------ ----------- ---------------------------
Far Eastern Bank   30101-810-6-000000-00608   4 Brestskaya       expense     40702-810-1-700001-02908
additional                                    St., Khabarovsk,
office No. 065                                680011
------------------ -------------------------- ------------------ ----------- ---------------------------
Far Eastern Bank   30101-810-6-000000-00608   4 Brestskaya       expense     40702-810-1-700001-03619
additional                                    St., Khabarovsk,
office No. 065                                680011
------------------ -------------------------- ------------------ ----------- ---------------------------
Yemelyanovo        30101-810-8-000000-00627   2-a                settlement  40702-810-9-311204-00160
branch of                                     Kooperativnaya
Savings Bank of                               St.,
RF No. 6190 of                                Yemelyanovo,
Eastern Siberian                              663020
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC               30101-810-7-000000-00822   12 Baskov Per.,                40702-810-4-000000-01344
North-Western                                 St. Petersberg,
Telecombank                                   191014
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC JSCB          30101-810-3-000000-00202   8-10 Gasheka       settlement  40702-840-5-007009-36007
Citibank                                      St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC JSCB          30101-810-3-000000-00202   8-10 Gasheka       transit     40702-840-5-007009-36023
Citibank                                      St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC JSCB          30101-810-3-000000-00202   8-10 Gasheka       special     40702-840-0-007009-36031
Citibank                                      St., Moscow        transit
------------------ -------------------------- ------------------ ----------- ---------------------------
CJSC JSCB          30101-810-3-000000-00202   8-10 Gasheka       settlement  40702-810-7-007009-36015
Citibank                                      St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
Irkutsk branch     30101-810-9-000000-00607   23A Dekabrskikh     settlement  40702-810-7-183501-02369
of Savings Bank                               Sobytij St.,
of RF No. 8586                                Irkutsk, 664007
of Baikal Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kaliningrad        30101-810-5-000000-00653   24 Moskovsky       expense     40702-810-7-200101-01270
branch of                                     Pr.,
Savings Bank of                               Kaliningrad,
RF No. 8626 of                                236006
North-Western
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kaliningrad        30101-810-5-000000-00653   24 Moskovsky       income      40702-810-0-200101-00489
branch of                                     Pr.,
Savings Bank of                               Kaliningrad,
RF No. 8626 of                                236006
North-Western
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kamchatka branch   30101-810-3-000000-00607   2 Lukashevskogo    expense     40702-810-5-361700-00682
of Savings Bank                               St.,
of RF No. 8556                                Petropavlovsk-Kamchatsky,
of North-Eastern                              683024
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Karelia branch     30101-810-5-000000-00653   2 Antikainena      expense     40702-810-0-250001-02679
of Savings Bank                               St.,
of RF No. 8628                                Petrozavodsk,
of North-Western                              185035
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Karelia branch     30101-810-5-000000-00653   2 Antikainena      income      40702-810-3-250001-01561
of Savings Bank                               St.,
of RF No. 8628                                Petrozavodsk,
of North-Western                              185035
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       Settlement  40702-810-8-000000-01375
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       settlement  40702-810-6-000000-01672
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       transit     40702-840-2-000000-11375
Industrial Bank                               Blvd., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       settlement  40702-840-1-000000-01375
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       special     40702-840-3-000000-21375
Industrial Bank                               Blvd., Moscow      transit
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       settlement  40702-978-7-000000-01375
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       transit     40702-978-8-000000-11375
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       special     40702-978-9-000000-21375
Industrial Bank                               Blvd., Moscow      transit
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       current     40702-810-2-000000-01386
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       Income      40702-810-5-000000-01383
Industrial Bank                               Blvd., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       settlement  40702-810-5-000000-01387
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       income      40702-810-0-000000-01379
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       expense     40702-810-9-000000-01385
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       income      40702-810-1-000000-01376
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
CB Russian         30101-810-5-000000-00202   11 Petrovsky       income      40702-810-4-000000-01377
Industrial Bank                               Blvd., Moscow
LLC
------------------ -------------------------- ------------------ ----------- ---------------------------
Kemerovo branch    30101-810-5-000000-00641   53 Oktyabrsky      settlement  40702-810-5-260201-01527
of Savings Bank                               Pr., Kemerovo,
of RF No. 8615                                650066
Of Siberian Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kirovsk branch     30101-810-5-000000-00674   12 Shevchenko      expense     40702-810-2-161601-01821
of Savings Bank                               St.,
of RF No. 7003                                Yekaterinburg,
of Urals Bank                                 620219
------------------ -------------------------- ------------------ ----------- ---------------------------
Kirovsk branch     30101-810-9-000000-00603   25 Derendiayeva    expense     40702-810-2-270201-01211
of Savings Bank                               St., Kirov,
of RFB No.8612                                610000
of Volga-Vyatka
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Klinskoye branch   30101-810-9-000000-00323   6 Bankovskaya      expense     40702-810-2-401901-01772
of Savings Bank                               St.,
of RF No. 2563                                Solnechnogorsk,
of Middle                                     Moscow Region,
Russian Bank                                  141500
------------------ -------------------------- ------------------ ----------- ---------------------------
Komi branch of     30101-810-9-000000-00603   5 Kutuzova St.,    expense     40702-810-4-280001-00636
Savings Bank of                               Syktyvkar, Rep.
RF No.8617 of                                 of Komi, 167983
Western Urals
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Komi branch of     30101-810-9-000000-00603   5 Kutuzova St.,    income      40702-810-5-280001-00905
Savings Bank of                               Syktyvkar, Rep.
RF No.8617 of                                 of Komi, 167983
Western Urals
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kochenevo SNN      30101-810-5-000000-00641   18 Oktyabrskay     settlement  40702-810-3-443201-00086
No. 2295 of                                   St., Kochenevo,
Siberian Bank                                 632640
------------------ -------------------------- ------------------ ----------- ---------------------------
Krasnodar branch   30101-810-6-000000-00602   21 Atarbekova      expense     40702-810-3-301101-01093
of Savings Bank                               St., Krasnodar,
of RF No.                                     350062
8619/0135 of
South-Western
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kirovskoye         30101-810-9-000000-00603   25 Dereniayev      income      40702-810-5-270201-01254
branch of                                     St., Kirov,
Savings Bank of                               610000
RF No. 8612 of
Volga-Vyatka Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kursk branch of    30101-810-6-000000-00681    67 Lenina St.,    expense     40702-810-6-330201-01765
Savings Bank of                               Kursk, 305004
RF No. 8596 of
Central-Black
Soil Zone Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Kursk branch of    30101-810-6-000000-00681   67 Lenina St.,     income      40702-810-6-330201-01134
Savings Bank of                               Kursk, 305004
RF No. 8596 of
Central-Black
Soil Zone Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Leninskoye         30101-810-5-000000-00674   31"b" Malysheva    settlement  40702-810-3-160901-01396
branch of                                     St.,
Savings Bank of                               Yekaterinburg,
RF No. 11 of                                  620014
Urals Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Leninskoye         30101-810-5-000000-00674   31"b" Malysheva    income      40702-810-4-160901-00310
branch of                                     St.,
Savings Bank of                               Yekaterinburg,
RF No. 11 of                                  620014
Urals Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Murmansk branch    30101-810-5-000000-00653   37 Lenina Pr.,     expense     40702-810-7-410200-02745
of Savings Bank                               Murmansk, 183038
of RF No. 8627
of North-Western
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Murmansk branch    30101-810-5-000000-00653   37 Lenina Pr.,     income      40702-810-0-410200-01844
of Savings Bank                               Murmansk, 183038
of RF No. 8627
of North-Western
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Naro-Fominsk       30101-810-9-000000-00323   18-a M.Zhukova     income      40702-810-4-402701-00309
branch of                                     St.,
Savings Bank of                               Naro-Fominsk,
RF No. 2572 of                                143300
Middle Russian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Naro-Fominsk       30101-810-9-000000-00323   18-a M.Zhukova     settlement  40702-810-9-402701-00168
branch of                                     St.,
Savings Bank of                               Naro-Fominsk,
RF No. 2572 of                                143300
Middle Russian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Naro-Fominsk       30101-810-9-000000-00323   18-a M.Zhukova     settlement  40702-810-8-402701-00417
branch of                                     St., Naro-Fominsk
Savings Bank of
RF No. 2572 of
Middle Russian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Novgorod branch    30101-810-5-000000-00653   44/20 Mira Pr.,    expense     40702-810-3-430201-10672
of Savings Bank                               Veliky Novgorod,
of RF No. 8629                                173025, tel.
of North-Western                              (816)5-52-40
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Noginsk branch     30101-810-9-000000-00323   113 3rd            expense     40702-810-2-402801-00573
of Savings Bank                               Internatsionala
of RF No. 2557                                St., Noginsk,
of Middle                                     Moscow Region,
Russian Bank                                  142400
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     40702-840-4-000000-03048
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       settlement  40702-810-9-000000-04768
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     40702-392-8-000300-00059
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     40702-392-8-000300-00060
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       settlement  40702-840-2-000000-02126
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     40702-392-5-000300-00058
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     40702-392-8-000300-00059
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     40702-840-0-000000-08867
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     42101-840-8-000000-00004
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     42101-840-4-000000-00006
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     42101-840-7-000000-00007
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     42102-978-1-000300-00490
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     42102-978-6-000300-00589
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     42102-978-8-000300-00473
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     40702-826-3-000000-01643
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     40702-208-1-000000-00077
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       transit     40702-756-8-000000-00722
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       special     42102-978-7-000300-00696
Vneshtorgbank                                 Most St., Moscow   transit
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       loan        45208-392-6-555500-00005
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
OJSC               30101-810-7-000000-00187   16 Kuznetsky       loan        45208-392-3-555500-00004
Vneshtorgbank                                 Most St., Moscow
------------------ -------------------------- ------------------ ----------- ---------------------------
JSC JSCB           30101-810-9-000000-00848   7 Tverskaya St.,   transit     40702-840-2-000020-00610
Svyaz-Bank                                    Moscow, 125375
------------------ -------------------------- ------------------ ----------- ---------------------------
JSC JSCB           30101-810-9-000000-00848   7 Tverskaya St.,   special     40702-840-5-000030-00610
Svyaz-Bank                                    Moscow, 125375     transit
------------------ -------------------------- ------------------ ----------- ---------------------------
JSC JSCB           30101-810-9-000000-00848   7 Tverskaya St.,   settlement  40702-840-9-000010-00610
Svyaz-Bank "                                  Moscow, 125375
------------------ -------------------------- ------------------ ----------- ---------------------------
JSC JSCB           30101-810-9-000000-00848   7 Tverskaya St.,   special     40702-810-3-000000-00610
Svyaz-Bank                                    Moscow, 125375     transit
------------------ -------------------------- ------------------ ----------- ---------------------------
Odintsovo branch   30101-810-9-000000-00323   25 Molodyozhnaya   expense     40702-810-4-402901-00651
of Savings Bank                               St., Odintsovo,
of RF No. 8158                                143000
of Middle
Russian Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Omsk branch of     30101-810-5-000000-00641   4/1 Marshala       settlement  40702-810-5-450001-02599
Savings Bank of                               Zhukova St.,
RF No. 8634 of                                Omsk, 644024
Western Siberian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
OOO HSBC Bank      30101-810-4-000000-00351   9 Dmitrovsky       settlement  40702-810-7-000011-00004
(RR)                                          Per., Moscow,
                                              103031
------------------ -------------------------- ------------------ ----------- ---------------------------
OOO HSBC Bank      30101-810-4-000000-00351   9 Dmitrovsky       settlement  40702-840-1-000010-00004
(RR)                                          Per., Moscow,
                                              103031
------------------ -------------------------- ------------------ ----------- ---------------------------
OOO HSBC Bank      30101-810-4-000000-00351   9 Dmitrovsky       transit     40702-840-4-000020-00004
(RR)                                          Per., Moscow,
                                              103031
------------------ -------------------------- ------------------ ----------- ---------------------------
OOO HSBC Bank      30101-810-4-000000-00351   9 Dmitrovsky       special     40702-840-5-000032-00004
(RR)                                          Per., Moscow,      transit
                                              103031
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-9-000000-00603   35 Oktyabrskaya    expense     40702-810-2-420200-00502
Volga-Vyatka                                  St., Novgorod,
Bank                                          603005
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-9-000000-00603   35 Oktyabrskaya    income      40702-810-3-420200-00512
Volga-Vyatka Bank                             St., Novgorod,
                                              603005
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of Western   30101-810-8-000000-00651   61 Rizhskaya       income      40702-810-1-670201-00805
Siberian Bank                                 St., Tyumen,
                                              625000
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of Savings   30101-810-4-000000-00225   19 Vavilova St.,   settlement  40702-810-0-000201-06512
Bank of RF                                    Moscow, 117997
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-5-000000-00670   8 Oktyabrya Pr.,   expense     40702-810-0-770201-02130
Northern Bank                                 Yaroslavl, 150028
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-5-000000-00670   8 Oktyabrya Pr.,   income      40702-810-3-770201-01190
Northern Bank                                 Yaroslavl, 150028
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-3-000000-00607   11\11 Pushkin      expense     40702-810-8-360001-01136
North-Eastern                                 St., Magadan,
Bank                                          685000
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-3-000000-00607   11\11 Pushkin      income      40702-810-2-360001-00627
North-Eastern                                 St., Magadan,
Bank                                          685000
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-5-000000-00653   5 Furshtatskaya    expense     40702-810-3-550201-55598
North-Western                                 St., St.
Bank                                          Petersburg,
                                              191028
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-5-000000-00653   5 Furshtatskaya    income      40702-810-4-550201-37429
North-Western                                 St., St.
Bank                                          Petersburg,
                                              191028
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-5-000000-00653   5 Furshtatskaya    expense     40702-810-9-550201-55587
North-Western                                 St., St.
Bank                                          Petersburg,
                                              191028
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-5-000000-00641    73 Dusi           settlement  40702-810-2-440901-00322
Siberian Bank                                 Kovalchuk St.,
                                              Novosibirsk,
                                              630001
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of Middle    30101-810-9-000000-00323   19 Vavilov St.,    income      40702-810-0-400201-00580
Russian Bank                                  Moscow, 117312
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-6-000000-00681   28 9th Yanvarya    income      40702-810-9-130201-00865
Central-Black                                 St., Voronezh,
Soil Zone Bank                                394000
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-6-000000-00602   106 Pushkinskaya   expense     40702-810-4-520001-03144
South-Western                                 St.,
Bank                                          Rostov-on-Don,
                                              344007
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-6-000000-00602   106 Pushkinskaya   business    40702-810-3-520004-00031
South-Western                                 St.,
Bank                                          Rostov-on-Don,
                                              344007
------------------ -------------------------- ------------------ ----------- ---------------------------
OPERU of           30101-810-6-000000-00602   106 Pushkinskaya   income      40702-810-6-520001-01690
South-Western                                 St.,
Bank                                          Rostov-on-Don,
                                              344007
------------------ -------------------------- ------------------ ----------- ---------------------------
Orekhovo-          30101-810-4-000000-00225   19/a Gertsen       settlement  40702-810-5-403101-24336
Zuyevskoye                                    Per., Pavlovsky
branch of                                     Posad, Moscow
Savings Bank of                               Region, 142500
RF No. 1556/063
of Middle
Russian Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Penzenskoye        30101-810-2-000000-00607   81 Suvorov St.,    expense     40702-810-7-480001-12300
branch of                                     Penza, 440600
Savings Bank of
RF No. 8624 of
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Penzenskoye        30101-810-2-000000-00607   81 Suvorov St.,    income      40702-810-4-480001-11229
branch of                                     Penza, 440600
Savings Bank of
RF No. 8624 of
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Podolskoye         30101-810-9-000000-00323    71 Chekhov St.,   expense     40702-810-0-403301-92301
branch of                                     Chekhov, Moscow
Savings Bank of                               Region, 142300
RF No. 2573/138
of Middle
Russian Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Promyshlennoye     30101-810-2-000000-00607   130                expense     40702-810-9-541201-02159
branch of                                     Novo-Vokzalnaya
Savings Bank of                               St., Samara,
RF No. 8231 of                                443111
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Pyatigorskoye      30101-810-1-000000-00644   57 Kirov St.,      expense     40702-810-2-600901-00828
branch of                                     Pyatigorsk,
Savings Bank of                               357519
RF No.30 of
North Caucasian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Ramenskoye         30101-810-9-000000-00323    39 Mikhalevich    expense     40702-810-0-403501-03516
branch of                                     St., Ramenskoye,
Savings Bank of                               140170
RF No. 2580/086
of Middle
Russian Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Samarskoye         30101-810-2-000000-00607   93 Kuibyshev       expense     40702-810-2-541101-03732
branch of                                     St., Samara,
Savings Bank of                               443099
RF No. 28 of
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Samarskoye         30101-810-2-000000-00607   93 Kuibyshev       expense     40702-810-8-541101-00944
branch of                                     St., Samara,
Savings Bank of                               443099
RF No. 28 of
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Saratovskoye       30101-810-2-000000-00607   1/7 Vavilov St.,   expense     40702-810-5-560201-01331
branch of                                     Saratov, 410600
Savings Bank of
RF No. 8622 of
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Saratovskoye       30101-810-2-000000-00607   1/7 Vavilov St.,   expense     40702-810-6-560201-00452
branch of                                     Saratov, 410600
Savings Bank of
RF No. 8622 of
Volga Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
North-Ossetian     30101-810-1-000000-00644   68 Kotsoyev St.,   expense     40702-810-7-603401-01019
branch of                                     Vladikavkaz,
Savings Bank of                               362003
RF No. 8632 of
North Caucasian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Smolenskoye        30101-810-9-000000-00323   8\5                expense     40702-810-5-590201-00548
branch of                                     Kommunisticheskaya
Savings Bank of                               St., Smolensk
RF No. 8609 of
Middle Russian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Smolenskoye        30101-810-9-000000-00323   8\5                income      40702-810-4-590201-00363
branch of                                     Kommunisticheskaya
Savings Bank of                               St., Smolensk
RF No. 8609 of
Middle Russian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Sovetskoye         30101-810-8-000000-00651   12-A Sovetskaya    expense     40702-810-2-674901-01020
branch of                                     St., Sovetsky,
Savings Bank of                               628240
RF No. 7892/019
of Western
Siberian Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Surgut branch of   30101-810-8-000000-00651   5 Dzerzhinsky      expense     40702-810-7-671701-01073
Savings Bank of                               St., Surgut,
RF No. 5940 of                                628416
Western Siberian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Tynda branch of    30101-810-6-000000-00608   1 Krasnaya         expense     40702-810-4-030200-00150
Savings Bank of                               Presnya St.,
RF No. 3707 of                                Tynda, 679282
Far Eastern Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Tyumen city        30101-810-8-000000-00651   46-A Permyakov     expense     40702-810-4-671001-02135
branch of                                     St., Tyumen,
Savings Bank of                               625016
RF No. 29/89 of
Western Siberian
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Udmurtia branch    30101-810-9-000000-00603   139 Svobody St.,   income      40702-810-7-680201-00966
of Savings Bank                               Izhevsk, 426001
of RF No. 8618
of Western Urals
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Udmurtia branch    30101-810-9-000000-00603   281 Pushkinskaya   expense     40702-810-7-681701-02610
of Savings Bank                               St., Izhevsk,
of RF No.                                     426001
8618/139 of
Western Urals
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Ulyanovsk branch   30101-810-2-000000-00607   15 Engels St.,     expense     40702-810-3-691601-03902
of Savings Bank                               Ulyanovsk
of RF No.
8588/01 of Volga
Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Ulyanovsk branch   30101-810-2-000000-00607   15 Engels St.,     expense     40702-810-6-691601-03615
of Savings Bank                               Ulyanovsk
of RF No.
8588/01 of Volga
Area Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Ussuriisk branch   30101-810-6-000000-00608   56 Lenin St.,      expense     40702-810-5-500901-00594
of Savings Bank                               Ussuriisk, 692512
of RF No. 4140
of Rar Eastern
Subsidiary
------------------ -------------------------- ------------------ ----------- ---------------------------
Ust Kut branch     30101-810-9-000000-00607   21a Kirov St.,     settlement  40702-810-0-182101-00266
of Savings Bank                               Ust Kut, 666780
of RF No. 2425
of Baikal Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Central branch     30101-810-6-000000-00608   57/8 Alleya        expense     40702-810-3-700501-00832
of Savings Bank                               Truda,
of RF No. 4205                                Komsomolsk-on-Amur,
of Far Eastern                                681017
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Central-Black      30101-810-6-000000-00681   14                 expense     40702-810-3-134001-05857
Soil Area Bank                                Plekhanovskaya
Additional                                    St., Voronezh,
Office No.                                    394000
9013/0161
------------------ -------------------------- ------------------ ----------- ---------------------------
Chelyabinsk        30101-810-5-000000-00674   38 Lenin St.,      expense     40702-810-1-720201-01655
branch of                                     Chelyabinsk,
Savings Bank of                               454091
RF No. 8597 of
Urals Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Chelyabinsk        30101-810-5-000000-00674   39 Lenin St.,      income      40702-810-9-720201-01075
branch of                                     Chelyabinsk,
Savings Bank of                               454091
RF No. 8597 of
Urals Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Chita SBB No.      30101-810-9-000000-00607   28 Serov St.,      settlement  40702-810-4-740001-50164
8600/032 of                                   Chita, 672000
Baikal Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Yuzhno-Sakhalinsk  30101-810-6-000000-00608   18 Zavodskaya      expense     40702-810-6-503401-18273
branch of                                     St., Uglegorsk,
Savings Bank of                               694920
RF No. 8567/072
of Far Eastern
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Yakutsk branch     30101-810-3-000000-00607   23 Oktyabrskaya    expense     40503-810-2-760200-00012
of Savings Bank                               St., Yakutsk,
of RF No. 8603                                677000
of North-Eastern
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------
Yakutsk branch     30101-810-3-000000-00607   23 Oktyabrskaya    income      40702-810-7-760200-00601
of Savings Bank                               St., Yakutsk,
of RF No. 8603                                677000
of North-Eastern
Bank
------------------ -------------------------- ------------------ ----------- ---------------------------


ANNEX  2

     Commercial Entities in Which OJSC Rostelecom Holds at Least 5% of their
             Charter Capital or at Least 5% of their Ordinary Shares

Abbreviated name: CJSC Westelcom
Full name: Closed Joint Stock Company Westelcom
Location: 7 Butlerova St., Moscow, 117485, Russian Federation
The issuer's stake in the legal entity's charter capital: 100.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                                 Year of            Stake in
                                          birth          Company's equity

Sole executive body:
Avakyan, Armen Grantovich                 1974                  0%

Members of the Board of Directors:
Shedenkov, Oleg Stanislavovich -          1975                  0%
Chairman of the Board
Khasianova, Gulnara Shamilyevna           1970               0.00025%
Yakovlev, Vadim Mikhailovich              1968                  0%
Petrov, Andrey Leonidovich                1974                  0%

Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC MTs NTT
Full name: Closed Joint Stock Company Moscow Center of Science and Technology
Location: 46 Arbat St., Moscow, 121002, Russian Federation
The issuer's stake in the legal entity's charter capital: 100.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth       Stake in
                                                        Company's equity

Sole executive body:
Sekerin, Yevgeny Yuryevich              1974                   0%

Members of the Board of Directors:
Yerokhin, Dmitry Yevgenyevich -         1950                0.00037%
Chairman of the Board
Alekseyev, Anton Alekseyevich           1968                   0%
Androsik, Vladimir Ivanovich            1975                   0%
Khasianova, Gulnara Shamilyevna         1970                0.00025%
Sekerin, Yevgeny Yuryevich              1974                   0%

Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: LLC Pansionat Malakhit
Full name: Limited Liability Company Pansionat Malakhit (Rest House)
Location: 15 Scherbak St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The issuer's stake in the legal entity's charter capital: 100%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                       Company's equity

Sole executive body:                    n/a                   0%
Vantsov Valery Matveevich
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: LLC Informtek
Full name: Limited Liability Company Informtek
Location: 7 Sokhan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The issuer's stake in the legal entity's charter capital: 99.90%
The legal entity's stake in the issuer's charter capital: 0.00%


Full name                               Year of birth      Stake in
                                                           Company's
                                                            equity
Sole executive body:
Konontsev, Yuly Pavlovich                    n/a              0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC RTC-Center
Full name: Closed Joint Stock Company RTC-Center
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation The issuer's stake in the legal entity's charter capital: 99.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC Rospac
Full name: Closed Joint Stock Company Distributed Public Packet-Switched Data Network
Location: 2a Bryusov Per., Moscow, 103009, Russian Federation
The issuer's stake in the legal entity's charter capital: 90.80%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Izotov, Vadim Yurievich                      1968             0%

Members of the Board of Directors:  The Board of Directors has not been formed
Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC RTC-Siberia
Full name: Closed Joint Stock Company RTC-Siberia
Location: 246 K. Marks St., Krasnoyarsk, 660100, Russian Federation The issuer's stake in the legal entity's charter capital: 90.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                                 Year of        Stake in
                                           birth         Company's
                                                          equity
Sole executive body:
Romanovsky, Vladimir Mikhailovich           n/a             0%
Members of the Board of Directors:
Tishchenko, Mikhail Petrovich -             n/a             0%
Chairman of the Board
Mikhalevsky, Pyotr Valerievich              1975            0%
Kuvandykov, Albert Irikovich                n/a             0%
Mironov, Vladimir Konstantinovich           1956            0%
Krivoshein, Nikolai Grigoryevich            1944            0%
Polyanskaya, Lyudmila Vasilyevna            n/a             0%
Romanovsky, Vladimir Mikhailovich           n/a             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Telecomcity
Full name: Closed Joint Stock Company Telecomcity
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The issuer's stake in the legal entity's charter capital: 80.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: OJSC Russian Acceptance Bank
Full name: Open Joint Stock Company Russian Acceptance Bank
Location: 15a Kalanchevskaya St., Moscow, 107078
The issuer's stake in the legal entity's charter capital: 77.59%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC RTC-Internet
Full name: Closed Joint Stock Company RTC-Internet
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The issuer's stake in the legal entity's charter capital: 63.5%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC Engineering Center
Full name: Closed Joint Stock Company Engineering Center
Location: 16 Kazakova St., Moscow, 103064, Russian Federation
The issuer's stake in the legal entity's charter capital: 60.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Gerasimov, Sergey Ivanovich                  n/a              0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC IC Costars
Full name: Closed Joint Stock Company Insurance Company Costars
Location: 2 Pavla Korchagina St., Moscow, 129278, Russian Federation The issuer's stake in the legal entity's charter capital: 60.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body:
Polosukhin, Nikolai Aleksandrovich           n/a             0%
Members of the Board of Directors:
Nazeikin, Anatoly Georgievich -              n/a             0%
Chairman of the Board
Mikhalevsky, Petr Valerievich               1975             0%
Polosukhin, Nikolai Aleksandrovich           n/a             0%
Yerokhin, Dmitry Yevgenyevich               1950          0.00037%
Samochadin, Gavriil Alekseyevich             n/a             0%
Oleshek, Marina Dmitrievna                  1961             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Incom
Full name: Closed Joint Stock Company Incom
Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation The issuer's stake in the legal entity's charter capital: 54.38%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Sekerin, Yevgeny Yuryevich                   1974             0%
Members of the Board of Directors:
Avakyan, Armen Grantovich - Chairman         1974             0%
of the Board
Shedenkov, Oleg Stanislavovich               1975             0%
Drynkin, Gennady Sergeyevich                 n/a              0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Telebarents
Full name: Closed Joint Stock Company Telebarents
Location: 37 Parkovaya St., Petrozavodsk, 185014, Russian Federation The issuer's stake in the legal entity's charter capital: 51.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC Globaltel
Full name: Closed Joint Stock Company Globalstar - Space Telecommunications
Location: 25, Bldg 2 Dubovaya Roscha St., Moscow, 147427, Russian Federation The issuer's stake in the legal entity's charter capital: 51.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
Sole executive body:                                       equity
Ostapchuk, Aleksei Vitalyevich               n/a             0%
Members of the Board of Directors:
Kuznetsov, Sergei Ivanovich -               1953             0%
Chairman of the Board
Androsik, Vladimir Ivanovich                1975             0%
Yerokhin, Dmitry Yevgenyevich               1950          0.00037%
Ostapchuk, Aleksei Vitalyevich               n/a             0%
Kats, Avi                                    n/a             0%
Russel, Mac                                  n/a             0%
Navarra, Anthony                             n/a             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Aquapark RT
Full name: Closed Joint Stock Company Aquapark RT
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The issuer's stake in the legal entity's charter capital: 50.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC Rostelecomport
Full name: Closed Joint Stock Company Rostelecomport
Location: 10 Angliyskaya Nab., Saint-Petersburg, 190000, Russian Federation The issuer's stake in the legal entity's charter capital: 50.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC Telecom-Center
Full name: Closed Joint Stock Company Telecom-Center
Location: 25 Dubovaya Roscha St., Moscow, 127427, Russian Federation The issuer's stake in the legal entity's charter capital: 45.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Itkis, Gennady Yefimovich                    n/a              0%
Members of the Board of Directors:
Matrenin, Vasily Fedorovich -                n/a              0%
Chairman of the Board
Androsik, Vladimir Ivanovich                 1975             0%
Mikhalevsky, Petr Valeryevich                1975             0%
Sokolov, Aleksei Yuryevich                   n/a              0%
Itkis, Gennady Yefimovich                    n/a              0%
Kushnikov, Aleksei Viktorovich               n/a              0%
Adzhalov, Vladimir Isfandeyarovich           1954             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Teleport TP
Full name: Closed Joint Stock Company Teleport TP
Location: All-Russia Exhibition Center, Prospect Mira, Moscow, 129223, Russian Federation
The issuer's stake in the legal entity's charter capital: 44.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Chermensky, Aleksei Vladislavovich           n/a              0%
Members of the Board of Directors:
Chermensky, Aleksei Vladislavovich -         n/a              0%
Chairman of the Board
Adzhalov, Vladimir Isfandeyarovich           1954             0%
Atamas, Sergei Grigoryevich                  n/a              0%
Kuchura, Vitaly Nikolayevich                 n/a              0%
Mustafidi, Konstantin Panayotovich           n/a              0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: OJSC CC Delovaya Set' (Business Network)
Full name: Open Joint Stock Company Central Company Delovaya Set'
Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation The issuer's stake in the legal entity's charter capital: 43.50%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: OJSC MMTS No. 9
Full name: Open Joint Stock Company Moscow Long-Distance Telephone Exchange No.9
Location: 7 Butlerov St., 117485, Moscow, Russian Federation
The issuer's stake in the legal entity's charter capital: 36.86%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth    Stake in
                                                         Company's
                                                          equity
Sole executive body: ......
Kukushkin, Yuri Timofeyevich                1956            0%
Members of the Board of Directors:
Yerokhin, Dmitry Yevgenyevich -             1950         0.00037%
Chairman of the Board
Androsik, Vladimir Ivanovich                1975            0%
Antonyuk, Boris Dmitriyevich                1949            0%
Moiseyeva, Tamara Alekseyevna               1956            0%
Gribov, Sergei Aleksandrovich               1957            0%
Members of the Management Board:
Kukushkin, Yuri Timofeyevich -              1956            0%
Chairman of the Board
Pasko, Svetlana Viktorovna                  1969            0%
Ibragimov, Vyadut Mukmenovich                n/a            0%
Kuchits, Tatiana Yevgenyevna                1964            0%
Churikova, Yelena Vladimirovna              1954            0%


Abbreviated name: JSCOT Razbeg-Marathon
Full name: Joint Stock Company of the Open Type Razbeg-Marathon
Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation The issuer's stake in the legal entity's charter capital: 33.33% The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: OJSC RTComm.Ru
Full name: Open Joint Stock Company RTComm.Ru
Location: 8, Bldg 1 Olsufyevsky Per., Moscow, 121021, Russian Federation The issuer's stake in the legal entity's charter capital: 31.10%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body: ......
Khrupov, Vladimir Afanasievich               n/a             0%
Members of the Board of Directors:
Yashin, Valery Nikolayevich -               1941             0%
Chairman of the Board
Adzhalov, Vladimir Isfandeyarovich          1954             0%
Androsik, Vladimir Ivanovich                1975             0%
Kuznetsov, Sergei Ivanovich                 1953             0%
Bilibin, Yuri Aleksandrovich                1971             0%
Trufanov, Mikhail Grigoryevich              1960             0%
Yurchenko, Yevgeny Valeryevich              1968             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: ALC Teleradiokompaniya Yalta
Full name: Additional Liability Company Teleradiokompaniya Yalta
Location: 7 Sokhanya St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The issuer's stake in the legal entity's charter capital: 30.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Konontsev, Yuly Pavlovich                    n/a              0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC InformCourierSvyaz
Full name: Closed Joint Stock Company InformCourierSvyaz
Location: 6, 4th Verkhny Mikhailovsky Proyezd, Moscow, 117419,
Russian Federation
The issuer's stake in the legal entity's charter capital: 25.25%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth    Stake in
                                                         Company's
                                                          equity
Sole executive body: ......
Monina, Galina Yevgenyevna                   n/a            0%
Members of the Board of Directors:
Mikhailov, Oleg Mikhailovich -               n/a            0%
Chairman of the Board
Zubarev, Yuri Borisovich                     n/a            0%
Nevostruyeva, Antonina Fyodorovna            n/a            0%
Mikhalevsky, Pyotr Valeryevich              1975            0%
Monina, Galina Yevgenyevna                   n/a            0%
Ivanov, Igor Vyacheslavovich                 n/a            0%
Rombro, Vladimir Semyonovich                 n/a            0%
Gavrilin, Georgy Gennadyevich                n/a            0%
Sidorovich, Yelena Kimovna                   n/a            0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Rustel
Full name: Closed Joint Stock Company Rustel
Location: 2 Pavla Korchagina St., Moscow, 129278, Russian Federation The issuer's stake in the legal entity's charter capital: 25.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body:
Miron, Stanislav Eduardovich                 n/a             0%
Members of the Board of Directors:
Kurakin, Boris Yevgenyevich -                n/a             0%
Chairman of the Board
Androsik, Vladimir Ivanovich                1975             0%
Freedman, Arnold Elliot                      n/a             0%
Hickman, James Lesley                        n/a             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC NTTs Comset
Full name: Closed Joint Stock Company Comset Nauchno-Technicheskiy Center (Research and Technology Center)
Location: 7 Zelyony Prospect, Moscow, 111141, Russian Federation
The issuer's stake in the legal entity's charter capital: 22.18%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                                 Year of        Stake in
                                           birth        Company's
                                                          equity
Sole executive body:
Solovyov, Sergei Prokofyevich               n/a             0%
Members of the Board of Directors:
Amaryan, Ruben Andronikovich -              n/a             0%
Chairman of the Board
Mikhalevsky, Petr Valeryevich               1975            0%
Terekhov, Vladimir Vladimirovich            1958            0%
Mavlyutov, Khamza Izmailovich               n/a             0%
Solovyov, Sergei Prokofyevich               n/a             0%
Fedoseyev, Aleksandr Petrovich              n/a             0%
Adzhemov, Aleksandr Sergeyevich             n/a             0%
Savlukov, Nikolai Viktorovich               n/a             0%
Dedoborhsch, Vasily Grigoryevich            n/a             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: LLC ChOP Rostelecom-Bezopasnost
Full name: Limited Liability Company Rostelecom-Bezopasnost (Private Security Agency)
Location: 2 Deguninskaya St., Moscow, 127486, Russian Federation The issuer's stake in the legal entity's charter capital: 20% The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body:
Kholopov, Viktor Petrovich                   n/a             0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC MS-Trust
Full name: Closed Joint Stock Company MS-Trust
Location: 18/20, Bldg 2 Vorontsovskaya St., Moscow, 109044, Russian Federation The issuer's stake in the legal entity's charter capital: 20.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC Telmos
Full name: Closed Joint Stock Company Telmos
Location: 15 Zemledelchesky Per., Moscow, 119121, Russian Federation The issuer's stake in the legal entity's charter capital: 20.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body: ......
Rozinova, Raisa Gennadyevna                  n/a             0%
Members of the Board of Directors:
Lagutin, Vladimir Sergeyevich -              n/a             0%
Chairman of the Board
Gurov, Nikolai Mikhailovich                  n/a             0%
Kuznetsov, Sergei Ivanovich                 1953             0%
Amelyushkin, Mikhail Aleksandrovich          n/a             0%
Kikvadze, Georgy Vakhtangovich               n/a             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: LLC Medicom-33
Full name: Limited Liability Company Medicom-33
Location: 16 Malakhitovaya St., Moscow, 129128, Russian Federation The issuer's stake in the legal entity's charter capital: 18.69%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: LLC Artelecom Service
Full name: Limited Liability Company Artelecom Service
Location: 4 Priorova St., Moscow, 163071, Russian Federation
The issuer's stake in the legal entity's charter capital: 17.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body: ......
Surovtsev, Sergei Aleksandrovich             n/a             0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: LLC Tver Telecom
Full name: Limited Liability Company Tver Telecom
Location: 24 Novotorzhskaya St., Tver, 170000, Russian Federation
The issuer's stake in the legal entity's charter capital: 26.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Kostenko, Vitaly Stepanovich                 n/a              0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Transport Digital Networks
Full name: Closed Joint Stock Company Transport Digital Networks
Location: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, Russian Federation
The issuer's stake in the legal entity's charter capital: 15.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body:
Zavyalov, Valery Petrovich                   n/a             0%
Members of the Board of Directors:
Blinov, Eduard Mikhailovich                  n/a             0%
- Chairman of the Board
Leonov, Aleksei Ivanovich                    n/a             0%
Garanina, Galina Vladimirovna                n/a             0%
Lukyanitsa, V.G.                             n/a             0%
Sekerin, Yevgeny Yuryevich                  1974             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: Golden Telecom, Inc.
Full name: Golden Telecom, Inc
Location: 1 Kozhevnichesky Pr., Moscow, 115114, Russian Federation The issuer's stake in the legal entity's charter capital: 13.91%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth     Stake in
                                                         Company's
                                                           equity
Sole executive body:
Vinogradov, Alexander                        n/a             0%
Yakovlevich
Members of the Board of Directors:
Aven, Pyotr - Chairman of the Board          n/a             0%
Androsik, Vladimir Ivanovich                1975
North, Michael                               n/a             0%
Calvey, Michael                              n/a             0%
Dunster, Ashley                              n/a             0%
Herman, David                                n/a             0%
Kosogov, Andrei                              n/a             0%
Vinogradov, Alexander Yakovlevich            n/a             0%
Abbeloos, Stan                               n/a             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Expo-Telecom
Full name: Closed Joint Stock Company Expo-Telecom
Location: 7 Tverskaya St., Moscow, 103375, Russian Federation
The issuer's stake in the legal entity's charter capital: 10.87%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                                 Year of        Stake in
                                           birth        Company's
                                                          equity
Sole executive body: ......
Kalinikhin, Yevgeny Georgiyevich            n/a             0%
Members of the Board of Directors:
Zubarev, Yuri Borisovich - Chairman         n/a             0%
of the Board
Kadykov, Andrei Yuryevich                   n/a             0%
Ostroukhova, Violetta Nikolayevna           n/a             0%
Mikhalevsky, Petr Valeryevich               1975            0%
Kalinikhin, Yevgeny Georgiyevich            n/a             0%
Rudenko, Yuri Semyonovich                   n/a             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC TV-Inform
Full name: Closed Joint Stock Company TV-Inform
Location: 1 Rusakovskaya Embankment, Moscow, 106076, Russian Federation The issuer's stake in the legal entity's charter capital: 10.50%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Prokofyev, Yuri Anatolyevich                 n/a              0%
Members of the Board of Directors:
Nikolaichev, Vladimir Ivanovich              n/a              0%
Misyulin, Vyacheslav Nikolaevich             n/a              0%
Nikolaev, Evgeny Dmitrievich                 n/a              0%
Prokofiev, Yuri Anatolievich                 n/a              0%
Saryuan, William Karpovich                   n/a              0%
Prokofiev, Dmitry Yurievich                  n/a              0%
Zubarev, Yuri Borisovich                     n/a              0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: OJSC Avianet
Full name: Open Joint Stock Company Avianet
Location: 37, Bldg 7 Leningradsky Prospect, Moscow, 109052, Russian Federation The issuer's stake in the legal entity's charter capital: 10.30%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: CJSC WestBaltTelecom
Full name: Closed Joint Stock Company WestBaltTelecom
Location: 32 Leninsky Pr., Kaliningrad, 236040, Russian Federation The issuer's stake in the legal entity's charter capital: 10.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Moldavsky, Samoil Davidovich                 n/a              0%
Members of the Board of Directors:
Jacob Gerd Kurd - Chairman of the            n/a              0%
Board
Mikhalevsky, Petr Valeryevich                1975             0%
Moldavsky, Samoil Davidovich                 n/a              0%
Blynskaya, Olga Yakovlevna                   n/a              0%
Bredkov, N.G.                                n/a              0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Telecros
Full name: Closed Joint Stock Company Telecros
Location: 27 Presnensky Val St., Moscow, 123557, Russian Federation The issuer's stake in the legal entity's charter capital: 10.00%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Bukrinsky, Sergei Anatolyevich               n/a              0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC St. Petersburg Telecommunications Center
Full name: Closed Joint Stock Company St. Petersburg Telecommunications Center
Location: 30-32 3rd Line of the Vassilyevsky Island, St. Petersburg, 199053, Russian Federation
The issuer's stake in the legal entity's charter capital: 9.38%
The legal entity's stake in the issuer's charter capital: 0.00%
Sole executive body:

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Dubyaga, Maria Ivanovna                      n/a              0%
Members of the Board of Directors:
Gogol, Alexander Alexandrovich -             n/a              0%
Chairman of the Board
Solovsky, Gennady Ivanovich                  n/a              0%
Stepanov, Eugeny Borisovich                  n/a              0%
Vavilin, Alexander Alexandrovich             n/a              0%
Danilov, Vitaly Ivanovich                    n/a              0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Registrator-Svyaz
Full name: Closed Joint Stock Company Registrator-Svyaz
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation The issuer's stake in the legal entity's charter capital: 8.64%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                           Company's
                                                            equity
Sole executive body:
Tolstokhlebov, Sergei Nikolayevich           1965             0%
Members of the Board of Directors:
Losina, Vera Konstantinovna -                1958             0%
Chairman of the Board
Gaiduk, Andrei Alekseyevich                  1973             0%
Kurashova, Valentina Viktorovna              1952             0%
Maksimov, Ivan Vladimirovich                 1966             0%
Mokhoreva, Olga Vladimirovna                 1976             0%
Golovchenko, Irina Vladimirovna              1959             0%
Tolstokhlebov, Sergei Nikolayevich           1965             0%
Florenskaya, Natalia Ivanovna                1965             0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Teleinf
Full name: Closed Joint Stock Company Teleinf
Location: Office 1042, 19 Akademika Koroleva St., Moscow, 127427,
Russian Federation
The issuer's stake in the legal entity's charter capital: 6.25%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                                Year of       Stake in
                                          birth       Company's
                                                        equity
Sole executive body:
Tsyplakov, Vladimir Yevgenyevich           n/a            0%
Members of the Board of Directors:
Stepanov, Boris Borisovich -               n/a            0%
Chairman of the Board
Mishin, Yevgeny Ivanovich                  n/a            0%
Trofimov, Valery Viktorovich               n/a            0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC RIC
Full name: Closed Joint Stock Company Russian Information Centers
Location: 3, 1st Tverskaya-Yamskaya St., Moscow, 125047, Russian Federation The issuer's stake in the legal entity's charter capital: 6.18%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed


Abbreviated name: LLC Svyazexpertiza
Full name: Limited Liability Company Svyazexpertiza
Location: 22, Bldg 1 Marksistskaya St., Moscow, 109147, Russian Federation The issuer's stake in the legal entity's charter capital: 5.7%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Gozheruk, Petr Vasilyevich                   n/a              0%
Members of the Board of Directors:
The Board of Directors has not been
formed
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC Ramsatcom
Full name: Closed Joint Stock Company Ramsatcom
Location: 35A Leninsky Prospekt, Moscow, 117334, Russian Federation The issuer's stake in the legal entity's charter capital: 6.55%
The legal entity's stake in the issuer's charter capital: 0.00%

Full name                               Year of birth      Stake in
                                                          Company's
                                                            equity
Sole executive body:
Matkin, Yuri Ivanovich                       n/a              0%
Members of the Board of Directors:
Shherbakov, Vladimir Ivanovich -             n/a              0%
Chairman of the Board
Matkin, Yuri Ivanovich                       n/a              0%
Mikhalevsky, Petr Valeryevich                1975             0%
Strokov, Oleg Valeryevich                    n/a              0%
Suchkova, Valentina Nikolayevna              n/a              0%
Members of the Management Board:
The Management Board has not been
formed


Abbreviated name: CJSC RT-Radiotext
Full name: Closed Joint Stock Company RT-Radiotext
Location: 12, Akademika Koroleva St., Moscow, 127427, Russian Federation The issuer's stake in the legal entity's charter capital: 15%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed

Abbreviated name: LLP RON
Full name: Limited Liability Partnership RON
Location: 5, Delegatskaya St., Moscow, 125091, Russian Federation
The issuer's stake in the legal entity's charter capital: 12.4%
The legal entity's stake in the issuer's charter capital: 0.00%

Sole executive body:  None
Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board: The Management Board has not been formed